GROWING PRODUCTS FROM PROPRIETARY TECHNOLOGY



LANDEC ANNUAL REPORT 2005

A GROWING BUSINESS



FOOD PRODUCTS TECHNOLOGY

Landec's Food Products business is operated through its subsidiary Apio, Inc. combining Landec's proprietary BreatheWay™ packaging technology with Apio's nationwide marketing, sales and distribution capabilities. Landec's technology increases the shelf-life of produce providing consumers with fresher products and reducing retailers' shrink. Apio distributes specialty packaged produce under its Eat Smart® and other brands.


Fielder's Choice
Hybrid Seed

AGRICULTURAL SEED TECHNOLOGY

Landec's Agricultural Seed business is operated through its subsidiary Landec Ag, Inc. which combines Landec's proprietary Intellicoat® seed coating technology with unique direct marketing and selling capabilities. Landec Ag's innovative products include Early Plant® coated corn seed, Pollinator Plus® coatings for inbred corn seed and the Relay™ Cropping system of wheat and soybean.


LANCÔME
PRIMORDIALE
OPTIMUM

TECHNOLOGY LICENSING / PARTNERING

Landec's strategy outside of its core food and ag businesses is to work with industry leaders in the consumer, industrial and medical sectors by licensing its unique polymer coating, catalyst, resin, additive and adhesive materials. During the product development stage, the Company identifies corporate partners who support ongoing development and testing of products with the goal of commercializing Landec's technology.


SEC MAIL
RECEIVED
PROCESSING
SEP 15 2005
WASH. D.C.
185
SECTION

FY 2005 MILESTONES

Attained 46% U.S. market share for tray products

Grew revenues to over $205mm

Announced record seed sales

Increased profits by 86%

Formed Chiquita® banana partnership

Strengthened balance sheet and grew cash

LEVERAGING OUR TECHNOLOGY TO GROW OUR BUSINESSES

INTELIMER POLYMER TECHNOLOGY

Dear Shareholders,

Fiscal year 2005 was a productive year for Landec. We achieved four significant milestones. We reported our most profitable fiscal year by generating over $5 million in net income, we exceeded $200 million in revenues, we successfully demonstrated commercial validation of our banana packaging technology with Chiquita® Brand bananas and, we generated company-wide cash flow from operations of $13.0 million.

Our balance sheet is strong. We increased working capital by 135% to $20.9 million and reduced our debt to equity ratio to only 4%. Our cash balance at year-end was $14.9 million.

From a strategic view, we have become the market leader in fresh-cut vegetables by growing our vegetable tray product line by 60% this last year and we now enjoy a 46% U.S. market share position in fresh-cut vegetable tray products. In addition, we have recently formed a new division within our food business called Apio Tech for the purpose of identifying, researching and developing new BreatheWay™ packaging applications for products outside of fresh-cut vegetables. Apio Tech will look to generate sales and income by selling packaging to industry leaders in selective application areas globally.

During the past year, we joined forces with Chiquita Brands International to co-develop and commercialize new packaging formats for bananas that are targeted to new markets such as retail coffee chains, drug stores, quick-serve restaurants and convenience store chains. Initial trials have demonstrated that our technology extends the shelf-life of bananas enabling Chiquita to serve these new markets with consistent, high quality supply of bananas. We are enthusiastic about this collaboration and the potential nationwide roll-out of the program.

Our Landec Ag seed business is growing and we have recently taken steps through the acquisition of Heartland Hybrids, Inc. to consolidate our leadership in the direct-to-farmer sales channel for selling products that include corn, alfalfa and soybean seed, as well as seed traits, Intellicoat coated seeds and seed treatments. We are the market leader in direct sales of seed and proprietary seed coatings for corn in the U.S.

We have recently announced the appointment of Ron Midyett as COO of our Apio food business. Ron brings 19 years of hands-on operations experience. We have also recently appointed David Taft, Landec's COO, as head of our licensing and supply business focused on developing partnering relationships using our patented Intelimer® polymer materials outside of food and ag markets. In addition, we have added this past year two new directors, Robert Tobin, the former Chairman and CEO of Ahold, USA and Dr. Duke Bristow, Economist in the UCLA Anderson School of Management. Both are excellent additions to our Board.

As we look to the future, we have several important objectives in mind: (1) continue to grow profits and revenues, (2) fully commercialize and launch our banana packaging program with Chiquita for use by nationally known chains, (3) accelerate growth in sales and income in our Ag seed business, (4) add additional strong partners especially in our licensing and supply arena, and (5) maintain a strong balance sheet.

We appreciate your ongoing support.



Gary T. Steele
President and CEO

FISCAL YEAR END RESULTS

Landec has a number of sources
of revenues that have been managed
to grow profitably



INCREASED REVENUES
REDUCED DEBT
INCREASED NET INCOME
YEAR
03
04
05
03
04
05
03
04
05
$ in thousands
162,029
190,513
205,230
13,500
9,000
3,100
489
2,900
5,400

LANDEC

INTELLIGENT MATERIALS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 14, 2005

TO THE SHAREHOLDERS OF LANDEC CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Landec Corporation (the "Company") will be held on Friday, October 14, 2005, at 3:00 p.m., local time, at the Seaport Conference Center, 451 Seaport Blvd., Redwood City, CA 94063 for the following purposes:

1. To elect four directors to serve for a term expiring at the Annual Meeting of Shareholders held in the second year following the year of their election and until their successors are duly elected and qualified;

2. To approve the Company's 2005 Stock Incentive Plan;

3. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending May 28, 2006; and

4. To transact such other business as may properly come before the meeting or any postponement or adjournment(s) thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders of record at the close of business on August 26, 2005, are entitled to notice of and to vote at the meeting and any adjournment(s) thereof.

All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose or vote your shares by telephone or via the Internet.

BY ORDER OF THE BOARD OF DIRECTORS



GEOFFREY P. LEONARD
Secretary

Menlo Park, California
September 12, 2005

IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR VOTE YOUR SHARES BY TELEPHONE OR VIA THE INTERNET. IF A QUORUM IS NOT REACHED, THE COMPANY WILL HAVE THE ADDED EXPENSE OF RE-ISSUING THESE PROXY MATERIALS. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. THANK YOU FOR ACTING PROMPTLY.

LANDEC

INTELLIGENT MATERIALS

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 14, 2005

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Landec Corporation ("Landec" or the "Company"), a California corporation, for use at the Annual Meeting of Shareholders to be held on Friday, October 14, 2005, at 3:00 p.m., local time, or at any postponement or adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Seaport Conference Center, 451 Seaport Blvd., Redwood City, CA 94063. The telephone number at that location is (650) 482-3500.

The Company's principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025. The Company's telephone number at that location is (650) 306-1650.

Solicitation

These proxy solicitation materials were mailed on or about September 12, 2005, to all shareholders entitled to vote at the meeting. The costs of soliciting these proxies will be borne by the Company. These costs will include the expenses of preparing and mailing proxy materials for the Annual Meeting and the reimbursement of brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's Common Stock. The Company may conduct further solicitation personally, telephonically or by facsimile through its officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

The Company will provide a copy of the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2005, including financial statements and financial statement schedules (but not exhibits), without charge to each shareholder upon written request to Gregory S. Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, CA 94025 (telephone number: (650) 306-1650). Exhibits to the Annual Report may be obtained upon written request to Mr. Skinner and payment of the Company's reasonable expenses in furnishing such exhibits.

Voting Procedure

You may vote by mail

To vote by mail, please sign your proxy card and return it in the enclosed, prepaid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct.

You may vote in person at the Annual Meeting

We will pass out written ballots to anyone who wants to vote at the Annual Meeting. Holding shares in "street name" means your shares of stock are held in an account by your stockbroker, bank or other nominee, and the stock certificates and record ownership are not in your name. If your shares are held in "street name" and you wish to attend the Annual Meeting, you must notify your broker, bank or other nominee and obtain proper documentation to vote your shares at the Annual Meeting.

You may vote by telephone or electronically

You may submit your proxy by following the Vote by Phone instructions on the proxy card. If you have Internet access, you may submit your proxy from any location in the world by following the Vote by Internet instructions on the proxy card.

You may change your mind after you have returned your proxy card

If you change your mind after you return your proxy card or submit your proxy by telephone or Internet, you may revoke your proxy at any time before the polls close at the Annual Meeting. You may do this by:

- signing another proxy card with a later date, or
- voting in person at the Annual Meeting.

Voting

Holders of Common Stock are entitled to one vote per share.

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the Inspector of Elections. The Inspector of Elections will also determine whether or not a quorum is present. A majority of the shares entitled to vote, represented either in person or by proxy, will constitute a quorum for transaction of business. Except with respect to the election of directors, the affirmative vote of a majority of shares represented and voting at a duly held meeting at which a quorum is present is required for approval of proposals presented to shareholders. In addition, the shares voting affirmatively must also constitute at least a majority of the required quorum. The Inspector of Elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and in determining the approval of any matter submitted to shareholders for a vote. Accordingly, abstentions will have the same effect as a vote against a proposal. Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted FOR election of the director nominees proposed by the Board of Directors, FOR approval of the Company's 2005 Stock Incentive Plan, FOR the ratification of the appointment of Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending May 28, 2006, and as the proxy holders deem advisable on other matters that may come before the meeting, as the case may be, with respect to the item not marked. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares to vote on a particular matter ("broker non-votes"), those shares will be counted for purposes of determining the presence of a quorum, but will not be considered as voting with respect to that matter.

Record Date and Share Ownership

Only shareholders of record at the close of business on August 26, 2005, are entitled to notice of and to vote at the Annual Meeting. As of August 26, 2005, 24,141,644 shares of the Company's Common Stock, par value $0.001 per share, were issued and outstanding.

Deadline for Receipt of Shareholder Proposals for the Company's Annual Meeting of Shareholders in 2006

Proposals of shareholders of the Company that are intended to be presented by such shareholders at the Company's 2006 Annual Meeting of Shareholders must be received by the Chief Financial Officer of the Company no later than May 15, 2006 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Also, if a shareholder does not notify the Company on or before July 29, 2006, of a proposal for the 2006 Annual Meeting of Shareholders, management intends to use its discretionary voting authority to vote on such proposal, even if the matter is not discussed in the proxy statement for the 2006 Annual Meeting of Shareholders.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Nominees

The Company's Bylaws currently provide for not less than five (5) nor more than nine (9) directors, with the exact number fixed at eight (8), and the Company's Articles of Incorporation provide for the classification of the Board of Directors into two classes serving staggered terms. The Company's Board of Directors currently consists of eight persons, including four Class I directors and four Class II directors. Each Class I and Class II director is elected for a two year term, with Class I directors elected in even numbered years (*e.g.*, 2006) and the Class II directors elected in odd numbered years (*e.g.*, 2005). Accordingly, at the Annual Meeting, four Class II directors will be elected.

The Board of Directors has nominated the persons named below to serve as Class II directors until the next odd numbered year Annual Meeting during which their successors will be elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's four (4) nominees named below, all of whom are presently directors of the Company. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. Assuming a quorum is present, the four (4) nominees for director receiving the greatest number of votes cast at the Annual Meeting will be elected.

Nominees For Class II Directors

Class II Directors

Name of Director	Age	Principal Occupation	Director Since
Gary T. Steele	56	President, Chief Executive Officer and Chairman of the Board of Directors of the Company	1991
Nicholas Tompkins	50	President and Chief Executive Officer of Apio, Inc.	2003
Duke Bristow	48	Economist, University of California, Los Angeles	2004
Robert Tobin	67	Retired CEO, Ahold, USA	2004

Except as set forth below, each of the Class II directors has been engaged in the principal occupation set forth next to his name above during the past five years.

Gary T. Steele has served as President, Chief Executive Officer and a director since September 1991 and as Chairman of the Board of Directors since January 1996. Mr. Steele has over 25 years of experience in the biotechnology, instrumentation and material science fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil Company. Mr. Steele received a B.S. from Georgia Institute of Technology and an M.B.A. from Stanford University.

Nicholas Tompkins has been President and Chief Executive Officer of Apio, Inc., a subsidiary of Landec, since Apio's inception in 1979. Landec acquired Apio in December of 1999. Mr. Tompkins is a Senior Vice President of Landec and was elected to the Landec Board of Directors in 2003. Mr. Tompkins is also a current board member and past chairman of the Ag Business Advisory Council for California Polytechnic State

University in San Luis Obispo. He has also been a member of the Board of Directors of the United Fresh Fruit and Vegetable Association for the past four years and is currently Chairman of that organization. Mr. Tompkins received a B.S. in Agricultural Business from California State University of Fresno.

Duke K. Bristow, Ph.D. has served as a director since September 2004. Dr. Bristow has been with the University of California, Los Angeles for 15 years, where he has been an economist since 1995. His research and teaching interests include corporate finance, corporate governance and entrepreneurship. Previously, he was with Eli Lilly & Company, a leading life science firm, for ten years. He held management positions in the pharmaceutical, medical device and diagnostics divisions and in corporate finance. He holds a B.S. in Chemical Engineering from Purdue University, an M.B.A. from Indiana University, and his Ph.D. in Financial Economics from UCLA. Dr. Bristow serves on the boards of, or as an advisor to, a number of public and private organizations.

Mr. Robert Tobin has served as a director since December 2004. Mr. Tobin retired from his position as CEO of Ahold USA in 2001. Mr. Tobin has 43 years of industry experience in the food retail and food service sector, having served as Chairman and CEO of Stop and Shop Supermarkets. An industry leader, Mr. Tobin serves on the Advisory Boards of the College of Agriculture and Life Sciences, and the Undergraduate Business Program at Cornell University where he received his B.S. in Agricultural Economics.

Class I Directors

Directors continuing in office until the 2006 Annual Meeting of Shareholders:

Name of Nominee	Age	Principal Occupation	Director Since
Frederick Frank....................	73	Vice Chairman and Director of Lehman Brothers	1999
Stephen E. Halprin.................	67	General Partner of OSCCO Ventures	1988
Richard S. Schneider, Ph.D.	64	Retired General Partner, Domain Partners II, L.P.	1991
Kenneth E. Jones	58	Chairman of the Board of Directors of Globe Wireless	2001

Except as set forth below, each of the Class I directors has been engaged in the principal occupation set forth next to his name above during the past five years. There is no family relationship between any director or executive officer of the Company.

Frederick Frank has served as a director since December 1999. Mr. Frank has been with Lehman Brothers for 36 years and was named to his current position of Vice Chairman in 1996. Before that, Mr. Frank was associated with Smith Barney where he was Vice President, Co-Director of Research, and a Director. During his 47 years on Wall Street, Mr. Frank has been involved in numerous financings and merger and acquisition transactions. He serves on the board of directors of several companies, including Pharmaceutical Product Development, Inc., Predix Pharmaceuticals, Diagnostic Products Corp., eSoft Inc. and Business Engine. Mr. Frank is Chairman of the National Genetics Foundation and Chairman of the Irvington Institute for Immunological Research. He is the Director and Trustee of Salk Institute. He serves on the Advisory Boards for Yale School of Organization and Management, John Hopkins Bloomberg School of Public Health, the Massachusetts Institute of Technology Center of Biomedical Innovation and the Harvard School of Public Health. He is a graduate of Yale University, received an M.B.A. from Stanford University and holds a C.F.A. designation.

Stephen E. Halprin has served as a director since April 1988. Since 1971, Mr. Halprin has been a general partner of OSCCO Ventures. Mr. Halprin has been an active member of the venture community since 1968. Mr. Halprin received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Richard S. Schneider, Ph.D. has served as a director since September 1991. From October 1990 until his retirement in 1999, Dr. Schneider was a general partner of Domain Associates. Dr. Schneider has over

25 years of product development experience in the fields of medical devices and biotechnology. Prior to pursuing a career in venture capital, Dr. Schneider was Vice President of Product Development at Syva/ Syntex Corporation and President of Biomedical Consulting Associates. He is a member of the Board of Directors of SonoSite, Inc. and a number of privately-held life science companies. Dr. Schneider received a Ph.D. in chemistry from the University of Wisconsin, Madison.

Kenneth E. Jones has served as a director since May 2001. Mr. Jones has been with Globe Wireless since 1994 and he is currently Chairman of the Board of Directors. Globe Wireless is a leading provider of marine communications services world-wide with operations in 23 countries. Prior to Globe Wireless, Mr. Jones was Chief Executive Officer and Founder of Ditech Communications, a publicly traded telecommunications technology company. Mr. Jones' prior experience includes serving as President and Chief Executive Officer of a private label food business and Vice President and Chief Financial Officer of Hills Bros. Coffee, Inc. of San Francisco, CA. He is a graduate of the University of Nebraska in Chemical Engineering and received an M.B.A. from Harvard University.

Board of Directors Meetings and Committees

The Board of Directors held a total of eight meetings during the fiscal year ended May 29, 2005. Each director attended at least 75% of all Board and applicable committee meetings during fiscal year 2005. The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which operates under a written charter approved by the Board of Directors. It is our policy to encourage the members of the Board of Directors to attend the Company's annual meeting of shareholders. Eight directors who were then on the Board of Directors attended our 2004 annual meeting of shareholders.

The Audit Committee currently consists of Messrs. Halprin, Bristow and Jones, each of whom meets the current independence requirements of the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers (the "NASD"). The Audit Committee assists the Board of Directors in its oversight of Company affairs relating to the quality and integrity of the Company's financial statements, the independent auditor's qualifications and independence, the performance of the Company's internal audit function and independent auditors, and the Company's compliance with legal and regulatory requirements. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the Company's independent auditors, and approving the services performed by the independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Sarbanes-Oxley Act of 2002 and rules adopted by the SEC require us to disclose whether the Audit Committee includes at least one member who is an "audit committee financial expert" within the meaning of such Act and rules. The Board of Directors has determined that there are two such financial experts on the Audit Committee and has designated Mr. Halprin and Dr. Bristow as audit committee financial experts. The Audit Committee held six meetings during fiscal year 2005.

The Compensation Committee currently consists of Mr. Tobin, Mr. Frank and Dr. Schneider, each of whom meets the current independence requirements of the SEC and the NASD. The function of the Compensation Committee is to review and set the compensation of the Company's Chief Executive Officer and certain of its most highly compensated officers, including salary, bonuses and other incentive plans, stock options and other forms of compensation, to administer the Company's stock plans and approve stock option awards and to oversee the career development of senior management. The Compensation Committee held four meetings during fiscal year 2005.

The Nominating and Corporate Governance Committee currently consists of Messrs. Tobin and Frank, each of whom meets the current independence requirements of the NASD. The functions of the Nominating and Corporate Governance Committee are to recommend qualified candidates for election as officers and directors of the Company and oversee the Company's corporate governance policies. The Nominating and Corporate Governance Committee held three meetings in fiscal year 2005.

The Nominating and Corporate Governance Committee will consider nominees proposed by current directors, officers, employees and shareholders. Any shareholder who wishes to recommend candidates for

consideration by the Nominating and Corporate Governance Committee may do so by writing to the Secretary of the Company, Geoffrey P. Leonard of Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, CA 94025, and providing the candidate's name, biographical data and qualifications. In selecting candidates for the Board of Directors, the Nominating and Corporate Governance Committee strives for a variety of experience and background that adds depth and breadth to the overall character of the Board of Directors. The Nominating and Corporate Governance Committee evaluates potential candidates using standards and qualifications such as the candidates' business experience, independence, diversity, skills and expertise to collectively establish a number of areas of core competency of the Board of Directors, including business judgment, management and industry knowledge. Further criteria include a candidate's integrity and values, as well as the willingness to devote sufficient time to attend meetings and participate effectively on the Board of Directors and its committees.

In December 2004, Ken Jones was named Lead Independent Director of the Company's Board of Directors.

Corporate Governance

The Company provides information on the Corporate Governance page of its website about its corporate governance policies, including the Company's Code of Ethics, and charters for the committees of the Board of Directors. The website can be found at *www.landec.com.*

The Company's policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of Nasdaq and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

- A majority of the board members are independent;
- All members of the board committees — the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee — are independent;
- The independent members of the Board of Directors meet at least twice per year in execution sessions without the presence of management and the Board of Directors has designated a lead independent director who, among other duties, will be responsible for presiding over executive sessions of the independent directors;
- The Company has an ethics hotline available to all employees, and the Company's Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls, or auditing matters; and
- The Company has adopted a Code of Ethics that applies to all of its employees, including its principal executive officer and all members of its finance department, including the principal financial officer and principal accounting officer, as well as the Board of Directors. Any substantive amendments to the Code of Ethics or grant of any waiver, including any implicit waiver, from a provision of the Code of Ethics to the Company's Chief Executive Officer or Chief Financial Officer, will be disclosed either on the Company's website or in a report on Form 8-K.

Shareholder Communications

Our Board of Directors welcomes communications from our shareholders. Shareholders may send communications to the Board of Directors, or to any director in particular, c/o Gregory S. Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, CA 94025. Any correspondence addressed to the Board of Directors or to any one of our directors in care of Mr. Skinner will be promptly forwarded to the addressee. The independent directors of the Board of Directors review and approve the shareholder communication process periodically to ensure effective communication with shareholders.

Compensation of Directors

For the fiscal year ended May 29, 2005, each nonemployee director earned $5,000 per quarter and was reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. Each member of the Audit Committee received an additional $2,500 per quarter, with the Audit Committee Chairman receiving an additional $1,250 per quarter.

Nonemployee directors of the Company are automatically granted options to purchase shares of the Company's Common Stock pursuant to the terms of the Company's 1995 Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each nonemployee director who has not previously been granted an equivalent option under any stock option plan of the Company will be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock (the "First Option") on the date on which the person first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders, such nonemployee director (including nonemployee directors who were not eligible for a First Option) will be granted an additional option to purchase 10,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The First Option and each Subsequent Option are fully vested and exercisable on the date of grant. Options granted under the Directors' Plan have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant with a term of ten years.

On September 30, 2004, the date of the last Annual Meeting of Shareholders, Messrs. Frank, Halprin and Jones and Dr. Schneider were automatically granted Subsequent Options pursuant to the Directors' Plan. On the same date, Dr. Bristow was granted a First Option pursuant to the Directors' Plan. All such options were granted with an exercise price of $7.50 per share which was the fair market value of the Common Stock on September 30, 2004. On December 2, 2004, Mr. Tobin was granted a First Option pursuant to the Directors' Plan at an exercise price of $6.71 per share.

Messrs. Frank, Halprin and Jones and Dr. Schneider and, subject to their election to the Board of Directors by the shareholders at the Annual Meeting, Mr. Tobin and Dr. Bristow will each be automatically granted an option to purchase 10,000 shares of Common Stock on the date of the Annual Meeting pursuant to the Directors' Plan. Under Proposal No. 2, shareholders are being asked to approve the 2005 Stock Incentive Plan. If the 2005 Stock Incentive Plan is approved, the Directors' Plan will terminate such that no further awards may be made under the Directors' Plan. The 2005 Stock Incentive Plan does not have an automatic grant feature, but instead provides for discretionary awards to nonemployee directors not exceeding 30,000 shares for any nonemployee director in any fiscal year.

Required Vote

The four Class II director nominees receiving the highest number of affirmative votes of shares of the Company's Common Stock present at the Annual Meeting in person or by proxy and entitled to vote shall be elected as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL NO. 2

APPROVAL OF THE 2005 STOCK INCENTIVE PLAN

At the Annual Meeting, shareholders are being asked to approve the Landec Corporation 2005 Stock Incentive Plan (the "New Stock Plan"). The purpose of the New Stock Plan is to promote the long-term success of the Company and the creation of shareholder value by offering key service providers the opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The following is a summary of the principal features of the New Stock Plan. This summary, however, does not purport to be a complete description of all of the provisions of the New Stock Plan. A copy of the New Stock Plan is attached to this proxy statement.

General

In light of frequent changes in the accounting treatment of various equity incentives, the possibility of future accounting or tax changes, and shareholder dilution concerns, the Company believes that it is advantageous for it to have maximum flexibility in the fashioning of future equity compensation. The New Stock Plan will give the Company the flexibility to responsibly address these issues by utilizing stock options, restricted stock, stock units, and stock appreciation rights. The Company's existing stock plans (the 1996 Stock Option Plan, 1996 Non-Executive Stock Option Plan, New Executive Stock Option Plan, and 1995 Directors' Stock Option Plan (the "Current Stock Plans")) authorize the grant of stock options, but not restricted stock, stock units, or stock appreciation rights.

The New Stock Plan contains the following important compensation and corporate governance best practices:

- A total of 861,038 shares of the Company's common stock (individually, a "Share" and collectively, the "Shares") will be available under the New Stock Plan. This is equal to the number of Shares that are currently available under the Current Stock Plans and is approximately 4% of the Company's total outstanding Shares.

- Awards to non-employee directors are not automatic under the New Stock Plan, they are discretionary. However, a non-employee director may not receive awards exceeding 30,000 Shares in any fiscal year.

- Stock options and stock appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.

- Repricing of stock options and stock appreciation rights is prohibited unless shareholder approval is obtained.

- The New Stock Plan has a seven-year life span.

The New Stock Plan was approved by the Board of Directors on July 29, 2005. The New Stock Plan will become effective upon its approval by the shareholders at the Annual Meeting and will supersede the Current Stock Plans (i.e., no further awards will be made under the Current Stock Plans on or after the effective date of the New Stock Plan). However, the New Stock Plan will not, in any way, affect outstanding options previously granted under the Current Stock Plans. If the shareholders do not approve the New Stock Plan, no awards will be granted under the New Stock Plan and the Current Stock Plans will continue in effect in accordance with their respective terms.

All awards are made at the discretion of the New Stock Plan administrator. Therefore, the benefits and amounts that will be received or allocated under the New Stock Plan are not determinable.

As of August 26, 2005, the fair market value of a Share was $6.69.

Share Reserve

The aggregate number of Shares that will be available for issuance under the New Stock Plan is 861,038 Shares, which constitutes approximately 4% of the Company's total outstanding Shares. If awards under the New Stock Plan are forfeited or terminate before being exercised, then the Shares underlying those awards will again become available for awards under the New Stock Plan. Stock appreciation rights will be counted in full against the number of Shares available for issuance under the New Stock Plan, regardless of the number of Shares issued upon settlement of the stock appreciation rights.

Under the New Stock Plan, no recipient may be awarded any of the following during any fiscal year: (i) stock options covering in excess of 500,000 Shares; (ii) restricted stock and stock units covering in excess of 250,000 Shares; or (iii) stock appreciation rights covering more than 500,000 Shares. In addition, awards to non-employee directors are discretionary. However, a non-employee director may not be granted awards covering in excess of 30,000 Shares in the aggregate during any fiscal year.

In the event of a subdivision of the outstanding Shares, a stock split or reverse stock split, a recapitalization, reorganization, merger, liquidation, spin-off, exchange of Shares or a similar occurrence, the New Stock Plan administrator will, in its discretion, make appropriate adjustments to the number of Shares and kind of shares or securities issuable under the New Stock Plan (on both an aggregate and per-participant basis) and under each outstanding award. Appropriate adjustments will also be made to the exercise price of outstanding options and stock appreciation rights.

Administration

The Compensation Committee will administer the New Stock Plan with respect to persons who are subject to Section 16 of the Securities Exchange Act of 1934 and awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee or a separate committee of two or more directors of the Company appointed by the Board of Directors or the Compensation Committee will administer the New Stock Plan with respect to all other persons and awards. The New Stock Plan administrator has complete discretion, subject to the provisions of the New Stock Plan, to authorize the grant of stock options, restricted stock, stock units and stock appreciation rights awards under the New Stock Plan. Notwithstanding the foregoing, only the full Board of Directors, and not the Compensation Committee, will administer the New Stock Plan with respect to all awards granted to non-employee directors.

Eligibility and Types of Awards Under the New Stock Plan

The New Stock Plan permits the granting of stock options, stock appreciation rights, stock units and restricted stock by the New Stock Plan administrator. Stock appreciation rights may be awarded in combination with stock options or restricted stock, and such award shall provide that the stock appreciation rights will not be exercisable unless the related stock options or restricted stock are forfeited. Restricted stock may be awarded in combination with nonstatutory stock options, and such award may provide that the restricted stock will be forfeited in the event that the related nonstatutory stock options are exercised.

Employees (including executive officers) and consultants of the Company, any parent, subsidiary or affiliate of the Company, and non-employee directors of the Company will be eligible to participate in the New Stock Plan. As of August 26, 2005, approximately 170 employees (including employee directors and executive officers), no consultants and 6 non-employee directors would have been eligible to participate in the New Stock Plan, if the plan had been in effect as of that date.

Options

The New Stock Plan administrator may grant nonstatutory stock options or incentive stock options (which are entitled to favorable tax treatment) under the New Stock Plan. The number of Shares covered by each stock option granted to a participant will be determined by the New Stock Plan administrator.

Stock options granted to non-employee directors will generally be fully vested and exercisable at the time of grant. Initial stock option grants to other participants will generally vest and become exercisable either (a) with respect to 25% of the Shares covered by the option on the first anniversary of the date of grant and 1/48th of the Shares covered by the option monthly thereafter, provided that such participant's service has not terminated prior to any vesting date, or (b) upon the satisfaction of performance goals established by the New Stock Plan administrator.

The stock option exercise price is established by the New Stock Plan administrator and must be at least 100% of the fair market value of a Share on the date of grant (110% for incentive stock options granted to shareholders who own more than 10% of the total outstanding Shares of the Company, its parent or any of its subsidiaries). Repricing of stock options is prohibited unless shareholder approval is obtained. The exercise price of stock options must be paid at the time the Shares are purchased. Consistent with applicable laws, regulations and rules, payment of the exercise price of stock options may be made in cash (including by check, wire transfer or similar means), by cashless exercise, by surrendering or attesting to previously acquired Shares, or by any other legal consideration.

Unless otherwise provided by the New Stock Plan administrator, unvested stock options will generally expire upon termination of the participant's service and vested stock options will generally expire 6 months following such termination. The term of a stock option shall not exceed 7 years from the date of grant (5 years for incentive stock options granted to shareholders who own more than 10% of the total outstanding Shares of the Company, its parent or any of its subsidiaries).

Restricted Stock

The New Stock Plan administrator may award restricted stock under the New Stock Plan. Participants may or may not be required to pay cash consideration to the Company at the time of grant of restricted stock. The number of Shares associated with each restricted stock grant will be determined by the New Stock Plan administrator. Restricted stock is Shares that are subject to forfeiture. The New Stock Plan administrator may establish performance goals and/or other conditions that must be satisfied before the participant can receive any benefit from the restricted stock. When the restricted stock award conditions are satisfied, then the participant is vested in the Shares and has complete ownership of the Shares. Restricted stock granted to non-employee directors will generally be fully vested at the time of grant. Restricted stock granted to any other participant will generally vest on the same basis as stock options.

Stock Units

The New Stock Plan administrator may award stock units under the New Stock Plan. Participants are not required to pay any consideration to the Company at the time of grant of a stock unit. The number of Shares covered by each stock unit award will be determined by the New Stock Plan administrator. A stock unit is a bookkeeping entry that represents a Share. A stock unit is similar to restricted stock in that the New Stock Plan administrator may establish performance goals and/or other conditions that must be satisfied before the participant can receive any benefit from the stock unit. When the participant satisfies the conditions of the stock unit award, the Company will pay the participant cash or Shares or any combination of both to settle the vested stock units. Conversion of the stock units into cash may be based on the average of the fair market value of a Share over a series of trading days or on other methods. Stock units granted to non-employee directors will generally be fully vested at the time of grant. Stock units granted to any other participant will generally vest on the same basis as stock options.

Stock Appreciation Rights

The New Stock Plan administrator may grant stock appreciation rights under the New Stock Plan. The number of Shares covered by each stock option award will be determined by the New Stock Plan administrator. Upon exercise of a stock appreciation right, the participant will receive payment from the Company in an amount determined by multiplying (a) the difference between (i) the fair market value of a Share on the date of exercise and (ii) the exercise price times (b) the number of Shares with respect to which the stock appreciation right is exercised. Stock appreciation rights granted to non-employee directors will generally be fully vested at the time of grant. Stock appreciation rights granted to any other participant will generally vest on the same basis as stock options.

The exercise price of a stock appreciation right is established by each stock appreciation right agreement and may not be less than 100% of the fair market value of a Share on the date of grant. Repricing of stock appreciation rights is prohibited unless shareholder approval is obtained. Stock appreciation rights may be paid in cash or Shares or any combination of both, as determined by the New Stock Plan administrator, in its sole discretion.

Unless otherwise provided by the New Stock Plan administrator, unvested stock appreciation rights will generally expire upon termination of the participant's service and vested stock appreciation rights will generally expire 6 months following such termination. The term of a stock appreciation rights shall not exceed 7 years from the date of grant.

Performance Goals

Awards under the New Stock Plan may be made subject to performance conditions in addition to time-vesting conditions. Such performance conditions may be established and administered in accordance with the requirements of Code Section 162(m) for awards intended to qualify as "performance-based compensation" thereunder. Performance conditions under the New Stock Plan shall utilize one or more objective measurable performance goals as determined by the New Stock Plan administrator based upon one or more factors, including, but not limited to: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added; (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its parent, subsidiaries, affiliates or operating units. Awards to participants who are not subject to the limitations of Code Section 162(m) may be determined without regard to performance goals and may involve the New Stock Plan administrator's discretion.

Acceleration of Awards upon a Merger or Sale of Assets

In the event of a change in control of the Company, all outstanding awards will be subject to the applicable agreement of merger or reorganization which may provide for the assumption, substitution or continuation of outstanding awards, accelerated vesting, or cancellation without consideration, in all cases without participant consent.

Amendment and Termination

The Board may amend the New Stock Plan at any time and for any reason, provided that any such amendment will be subject to shareholder approval to the extent the amendment is required by applicable laws, regulations or rules. The Board may terminate the New Stock Plan at any time and for any reason. The term of the New Stock Plan is 7 years from the date of shareholder approval. The New Stock Plan is currently set to terminate at the 2012 Annual Meeting unless re-adopted or extended by the shareholders prior to or on such date. The termination or amendment of the New Stock Plan may not adversely affect any award previously made under the New Stock Plan.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the New Stock Plan based on federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Code Section 409A), or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all participants to consult their own tax advisor concerning the tax implications of awards granted under the New Stock Plan.

A recipient of a stock option or stock appreciation right will not have taxable income upon the grant of the stock option or stock appreciation right. For nonstatutory stock options and stock appreciation rights, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the Shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the Shares generally will be a capital gain or loss.

The acquisition of Shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. The gain or loss recognized by the participant on a later sale or other disposition of such Shares will either be long-term capital gain or loss or ordinary income, depending upon whether the participant holds the Shares for the legally-required period (2-years from the date of grant and 1-year from the date of exercise). If the Shares are not held for the legally-required period, the participant will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the Shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price.

For awards of restricted stock, unless the participant elects to be taxed at the time of receipt of the restricted stock, the participant will not have taxable income upon the receipt of the award, but upon vesting will recognize ordinary income equal to the fair market value of the Shares at the time of vesting less the amount paid for such Shares (if any).

A participant is not deemed to receive any taxable income at the time an award of stock units is granted. When vested stock units (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of Shares received less the amount paid for such stock units (if any).

At the discretion of the New Stock Plan administrator, the New Stock Plan allows a participant to satisfy his or her tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have Shares withheld, and/or by delivering to the Company already-owned Shares.

If the participant is an employee or former employee, the amount a participant recognizes as ordinary income in connection with any award is subject to withholding taxes (not applicable to incentive stock options) and the Company is allowed a tax deduction equal to the amount of ordinary income recognized by the participant. In addition, Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to the Company's chief executive officer and to each of the Company's other four most highly compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as "performance-based compensation" by complying with certain conditions imposed by the Code Section 162(m) rules (including the establishment of a maximum number of Shares with respect to which awards may be granted to any one employee during one fiscal year) and if the material terms of such compensation are disclosed to and approved by the Company's shareholders. The New Stock Plan is structured with the intention that compensation resulting from awards under the New Stock Plan may qualify as "performance-based compensation" and, if so qualified, would be deductible. Such continued treatment is subject to, among other things, approval of the New Stock Plan by the Company's shareholders. Accordingly, the Company is seeking such approval.

Required Vote

The affirmative vote of the holders of a majority of the Shares present at the Annual Meeting in person or by proxy and entitled to vote and constituting at least a majority of the required quorum is required to approve the New Stock Plan.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 2005 STOCK INCENTIVE PLAN.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Ernst & Young LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending May 28, 2006, and recommends that the shareholders vote for ratification of this appointment. In the event the shareholders do not ratify such appointment, the Audit Committee will reconsider its selection. Ernst & Young LLP has audited the Company's financial statements since the fiscal year ending October 31, 1994. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Fees Paid to Ernst & Young LLP

The following table presents fees paid by the Company for professional services rendered by Ernst & Young LLP for the fiscal years ended May 29, 2005 and May 30, 2004.

Fee Category	Fiscal 2005	Fiscal 2004
Audit Fees	$743,000	$387,704
Audit-Related Fees	$ 0	$ 0
Tax Fees	$ 0	$ 39,981
All Other Fees	$ 0	$ 0
Total	$743,000	$427,685

Audit Fees were for professional services rendered for the integrated audit of the Company's annual financial statements and internal controls over financial reporting, as required by Section 404 of the Sarbanes Oxley Act of 2002 (beginning in fiscal year 2005), for the review of the Company's interim financial statements included in the Company's Forms 10-Q, and for assistance with and review of documents filed by the Company with the SEC.

Audit-Related Fees were for professional services relating to employee benefit audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees were for professional services relating to tax compliance, tax planning and tax advice.

All Other Fees were for professional services rendered other than as stated under the captions "Audit Fees", "Audit-Related Fees" and "Tax Fees" above.

The Audit Committee considers the provision of these non-audit services to be compatible with maintaining the independence of Ernst & Young LLP.

Audit Committee Pre-Approval Policies

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee, or its designee, may also pre-approve particular services on a case-by-case basis.

Required Vote

The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm requires the affirmative vote of the holders of a majority of the shares of the Company's common stock present at the Annual Meeting in person or by proxy and entitled to vote and constituting at least a majority of the required quorum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MAY 28, 2006.

EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth certain information with regard to executive officers of the Company. Ages are as of August 26, 2005.

Gary T. Steele (age 56) has been President, Chief Executive Officer and a director of the Company since 1991 and Chairman of the Board of Directors since January 1996. Mr. Steele has over 25 years of experience in the biotechnology, instrumentation and material science fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil Company.

David D. Taft, Ph.D. (age 67) has been Chief Operating Officer of the Company since 1993 and was Chief Operating Officer of Apio, Inc. from October 2002 to May 2005. Dr. Taft also served as a director of the Company from 1990 through 1995. From February 1986 to April 1993, Dr. Taft was Vice President and Group Manager of the Manufacturing Group at Raychem Corporation. From July 1983 to January 1986, Dr. Taft was Group Manager of the Telecom Group at Raychem Corporation and was appointed to the position of Vice President in October 1984. Dr. Taft has over 40 years of experience in the specialty chemical industry in research and development, sales and marketing, manufacturing and general management. Prior to joining Raychem Corporation, Dr. Taft was Executive Vice President of the Chemical Products Division and a Director of Henkel Corporation, a chemical manufacturing company. Dr. Taft was also an executive with General Mills Chemicals and Ashland Chemical.

Thomas F. Crowley (age 61) has been President and Chief Executive Officer of Landec Ag, Inc., a subsidiary of the Company, since November 1996. From 1991 to 1995, Mr. Crowley was President and Chief Executive Officer of Broadcast Partners, a satellite communications firm serving farmers throughout North America with its FarmDayta information service. Broadcast Partners was a joint venture of Pioneer Hybrid, Farmland Industries and Illinois Farm Bureau and was sold to Data Transmission Network, Inc. in May 1996. From 1976 to 1990, Mr. Crowley served as Executive Vice President and Chief Operating Officer of Edward J. Funk & Sons, Incorporated, a producer and marketer of hybrid corn seed. He also served as Vice President of Business Affairs for St. Joseph's College in Rensselaer, Indiana and as an auditor/CPA with Arthur Anderson and Company in Chicago, Illinois.

Nicholas Tompkins (age 50) has been President and Chief Executive Officer of Apio, Inc., a subsidiary of Landec, since Apio's inception in 1979. Landec acquired Apio in December of 1999. Mr. Tompkins is a Senior Vice President of Landec and was elected to the Landec Board of Directors in 2003. Mr. Tompkins is also a board member and past chairman of the Ag Business Advisory Council for California Polytechnic State University in San Luis Obispo. He has been a member of the board of directors of the United Fresh Fruit and Vegetable Association for the past four years and is currently Chairman of that organization.

Gregory S. Skinner (age 44) has been Chief Financial Officer and Vice President of Finance of the Company since November 1999 and Vice President of Administration since November 2000. From May 1996 to October 1999, Mr. Skinner served as Controller of the Company. From 1994 to 1996, Mr. Skinner was Controller of DNA Plant Technology, and from 1988 to 1994 he was with Litton Electron Devices. Prior to

joining Litton Electron Devices, Mr. Skinner was with Litton Industries, Inc. and Arthur Anderson & Company.

Steven P. Bitler, Ph.D. (age 47) has been Vice President, Corporate Technology of the Company since March 2002. From 1988 until March 2002, Mr. Bitler held various positions with the Company related to the Company's polymer product development and thermal switch products. Prior to joining the Company, he developed new high strength polymeric materials at SRI International.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's Common Stock as of August 26, 2005 as to (i) each person who is known by the Company to beneficially own more than five percent of any class of the Company's voting stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table of this proxy statement, and (iv) all directors and executive officers as a group.

	Shares Beneficially Owned(1)	
5% Shareholders, Directors, Named Executive Officers, and Directors and Executive Officers as a Group	**Number of Shares**	**Percent of Total(2)**
5% Shareholders		
Wells Capital Management 420 Montgomery Street San Francisco, CA 94104	2,710,925(3)	11.22%
Gilder, Gagnon, Howe & Company LLC 1775 Broadway, 26th Floor New York, NY 10019	1,514,907(4)	6.28%
Executive Officers and Directors		
Gary T. Steele Chairman of the Board of Directors, Chief Executive Officer and President	1,195,401(5)	4.77%
David D. Taft, Ph.D. Chief Operating Officer	447,234(6)	1.83%
Thomas F. Crowley President and Chief Executive Officer of Landec Ag, Inc.	98,625(7)	*
Nicholas Tompkins Chief Executive Officer of Apio, Inc. Senior Vice President and Director of Landec	1,925,600(8)	7.62%
Gregory S. Skinner Chief Financial Officer and Vice President of Finance & Administration	330,395(9)	1.35%
Steven P. Bitler, Ph.D. Vice President, Corporate Technology	87,586(10)	*
Duke K. Bristow	20,000(11)	*
Robert Tobin, Director	20,000(12)	*
Frederick Frank, Director	1,736,670(13)	7.17%
Stephen E. Halprin, Director	141,319(14)	*
Kenneth E. Jones, Director	842,492(15)	3.49%
Richard S. Schneider, Ph.D., Director	123,469(16)	*
All directors and executive officers as a group (12 persons)	6,969,874(17)	25.61%

* Less than 1%.

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock.

(2) As of August 26, 2005, 24,141,644 shares of Common Stock were issued and outstanding. Percentages are calculated with respect to a holder of options exercisable within 60 days after August 26, 2005 as if such holder had exercised its options. Option shares held by other holders are not included in the percentage calculation with respect to any other holder.

(3) This information is based on a Schedule 13G/A filed with the SEC on June 30, 2005 by Wells Capital Management, Incorporated.

(4) This information is based on a Schedule 13G filed with the SEC on June 30, 2005 by Gilder, Gagnon, Howe & Company LLC.

(5) This number includes 253,566 shares held in trust of which Mr. Steele is a beneficial owner and 2,055 shares owned directly by Mr. Steele. This number also includes 939,780 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(6) This number includes 289,079 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(7) This number includes 78,957 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005. This number excludes 500,000 shares of common stock of Landec Ag owned by Mr. Crowley.

(8) This number includes 400,000 shares owned by Kathleen Tompkins, Mr. Tompkins' wife and 600 shares held by his minor children. This number also includes 1,125,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005. This number excludes 1,900,000 shares of common stock of Apio, Inc. subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(9) This number includes 29,500 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005, owned by Stacia Skinner, Mr. Skinner's wife, and 1,186 shares owned by Mrs. Skinner. This number also includes 264,871 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(10) This number includes 47,625 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(11) This number includes 20,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(12) This number includes 20,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(13) This number includes 80,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(14) This number includes 51,319 shares held in a trust of which Mr. Halprin is a beneficial owner. This number also includes 90,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(15) This number includes 206,000 shares owned by Western General Corp., of which Mr. Jones is president and a director and 526,492 held in a living trust. This number also includes 10,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(16) This number includes 53,469 shares held in a trust of which Dr. Schneider is a beneficial owner. This also includes 80,000 shares subject to outstanding stock options exercisable within 60 days after August 26, 2005.

(17) This number includes an aggregate of 3,074,812 shares held by officers and directors which are subject to outstanding stock options exercisable within 60 days after August 26, 2005.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

General

The Company's executive compensation policies are determined by the Compensation Committee (the "Committee") of the Board of Directors. The Committee is comprised of three nonemployee directors.

The objective of the Company's executive compensation program is to align executive compensation with the Company's business objectives and performance, and to enable the Company to attract, retain and reward executives who contribute to the long-term business success of the Company. The Company's executive compensation program is based on the same four basic principles that guide compensation decisions for all employees of the Company:

- The Company compensates for demonstrated and sustained performance.
- The Company compensates competitively.
- The Company strives for equity and fairness in the administration of compensation.
- The Company believes that each employee should understand how his or her compensation is determined.

The Company believes in compensating its executives for demonstrated and sustained levels of performance in their individual jobs. The achievement of higher levels of performance and contribution are rewarded by higher levels of compensation. In order to ensure that it compensates its executives competitively, the Company regularly compares its compensation practices to those of other companies of comparable size within similar industries. Through the use of independent compensation surveys and analysis, employee compensation training, and periodic pay reviews, the Company strives to ensure that compensation is administered equitably and fairly and that a balance is maintained between how executives are paid relative to other employees and relative to executives with similar responsibilities in comparable companies.

The Committee meets at least twice annually. Additionally, the Committee may hold special meetings to approve the compensation program of a newly hired executive or an executive whose scope of responsibility has significantly changed. Each year, the Committee meets with the Chief Executive Officer ("CEO") regarding executive compensation projections for the next three years and proposals for executive compensation for the next operating year. Compensation plans are based on compensation surveys and assessments as to the demonstrated and sustained performance of the individual executives. The Committee then independently reviews the performance of the CEO and the Company, and develops the annual compensation plan for the CEO based on competitive compensation data and the Committee's evaluation of the CEO's demonstrated and sustained performance and its expectation as to his future contributions in leading the Company. At a subsequent meeting of the full Board of Directors, the Committee presents for adoption its findings on the compensation of each individual executive.

Compensation of Executive Officers

During the fiscal year ended May 29, 2005 the Company's executive compensation program was comprised of the following key components: base salary, annual bonus, and equity-based incentives.

Base Salary.

The Compensation Committee annually reviews the salaries of the Company's executives. When setting base salary levels, in a manner consistent with the objectives outlined above, the Committee considers competitive market conditions for executive compensation, Company performance and individual performance.

Annual Bonus.

Cash bonuses are paid only if performance goals that are set by the Company at the beginning of the fiscal year are achieved during the fiscal year. During fiscal year 2005, Dr. Taft earned a bonus of $67,500. This bonus reflects Dr. Taft's performance against pre-determined goals and objectives for fiscal year 2005.

Equity-Based Incentives.

Stock options are an important component of the total compensation of executives. The Company believes that stock options align the interests of each executive with those of the shareholders. They also provide executives a significant, long-term interest in the Company's success and help retain key executives in a competitive market for executive talent.

The Company's 1996 Stock Option Plan and 1996 Non-Executive Stock Option Plan authorize the Committee to grant stock options to executives. The proposed 2005 Stock Incentive Plan authorizes the Committee to grant stock options, stock appreciation rights, stock units and restricted stock to executives. If the 2005 Stock Incentive Plan is approved by the shareholders at the Annual Meeting, it will supersede the 1996 Stock Option Plan and the 1996 Non-Executive Stock Option Plan. The number of shares owned by, or subject to options held by, each executive officer is periodically reviewed and additional awards are considered based on past performance of the executive and the relative holdings of other executives in the Company and at other companies in the comparable industry. The option grants generally utilize four-year vesting periods to encourage executives to continue contributing to the Company, and they expire ten years from the date of grant.

Compensation of the Chief Executive Officer.

The Compensation Committee evaluates the performance of the Company's CEO and determines bonuses and awards stock or option grants, if any. A cash bonus is paid only if the performance goals that are individually set by the Company for Mr. Steele at the beginning of the fiscal year are achieved during the fiscal year.

Mr. Steele's salary for fiscal year 2005, as set forth in his employment agreement, was $330,000, and he did not receive a cash bonus in fiscal year 2005. On July 29, 2004, Mr. Steele was granted an option that was to vest over four years for 100,000 shares of Common Stock based on his performance in fiscal year 2004. On April 15, 2005, the Company fully accelerated the vesting of this option. In fiscal year 2005, Mr. Steele was also granted an option for 100,000 shares of Common Stock that will vest over one year.

Deductibility of Executive Compensation.

The Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the CEO and the four other most highly compensated executive officers, unless such compensation meets the requirements for the "performance-based" exception to the general rule. As the cash compensation paid by the Company to each of its executive officers is expected to be below $1 million and the Committee believes that options granted under the Company's stock plans to such officers will qualify as performance-based, the Committee believes that this section will not affect the tax deductions available to the Company. It will be the Committee's policy to qualify, to the extent reasonable, the executive officers' compensation for deductibility under applicable tax law.

This Report is submitted by the Compensation Committee.

Richard S. Schneider, Ph.D. (Chairman)
Frederick Frank
Robert Tobin

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended

(the "Exchange Act"), except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2005, none of the Company's executive officers served on the board of directors of any entities whose directors or officers serve on the Company's Compensation Committee. No current or past executive officer of the Company or its subsidiaries serves on the Compensation Committee.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer and the four other highest-paid executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for fiscal year 2005, as well as the compensation earned by each such individual for fiscal years 2004 and 2002 and for the seven month period ended May 25, 2003.

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	**Fiscal Year(1)**	**Salary ($)(2)**	**Bonus ($)(3)**	**Securities Underlying Options (#)**	**All Other Compensation ($)**
Gary T. Steele	2005	330,000	0	200,000	4,441(7)
Chairman of the Board,	2004	317,941	0	0	0
Chief Executive Officer and	2003	194,961	0	50,000	0
President	2002	332,625	165,000	0	60,000(5)
David D. Taft, Ph.D.	2005	285,000	67,500	10,000	0
Chief Operating Officer	2004	248,995	15,000	25,000	0
	2003	166,211	15,000	150,000(6)	0
	2002	260,157	204,800	0	0
Thomas F. Crowley	2005	207,600	0	10,000	0
President and Chief Executive	2004	197,220	0	0	0
Officer of Landec Ag, Inc.(4)	2003	119,769	0	25,000	0
	2002	204,215	4,297	20,000	0
Gregory S. Skinner	2005	216,545	0	45,000	0
Chief Financial Officer & V.P. of	2004	178,885	37,660	0	0
Finance and Administration	2003	108,635	0	25,000	0
	2002	182,281	100,300	50,000	0
Steven P. Bitler, Ph.D.	2005	175,450	0	0	0
Vice President, Corporate	2004	138,920	0	0	0
Technology	2003	83,654	0	0	0
	2002	141,154	58,000	15,000	0

(1) The Company elected to change its fiscal year end from a fiscal year including 52 or 53 weeks that ends on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May, effective February 20, 2003. Accordingly, compensation information consists of the fiscal years ended May 29, 2005, and May 30, 2004, the seven-month period ended May 25, 2003, as well as the fiscal year ended October 27, 2002.

(2) Includes amounts deferred under the Company's 401(k) plan.

(3) Includes bonuses earned in the indicated year and paid in the subsequent year. Excludes bonuses paid in the indicated year but earned in the preceding year.

(4) Landec Ag, Inc. is a subsidiary of the Company.

(5) In September 2001, Mr. Steele agreed to cancel an option to purchase 200,000 shares of the Company's Common Stock in exchange for $60,000, the value of which was determined by an independent appraisal, and paid by the Company in April 2002.

(6) Consists of options to purchase 50,000 shares of the Company's Common Stock and options to purchase 100,000 shares of Apio, Inc. common stock.

(7) Consists of disability insurance premiums paid by the Company for the benefit of Mr. Steele.

STOCK OPTION GRANTS IN FISCAL YEAR ENDED MAY 29, 2005

The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made in the fiscal year ended May 29, 2005.

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year*	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(2)
Gary T. Steele	100,000(3)	20.6%	$6.13	05/19/2015	330,550
	100,000(4)	20.6%	$6.65	07/29/2014	353,500
David D. Taft, Ph.D.	10,000(3)	2.1%	$6.13	05/19/2015	49,623
Gregory S. Skinner	35,000(4)	7.2%	$7.50	09/30/2014	136,000
	10,000(3)	2.1%	$6.13	05/19/2015	33,055
Thomas F. Crowley	10,000(3)	2.1%	$6.13	05/19/2005	33,055
Steven P. Bitler, Ph.D.	0	0	n/a	n/a	0

* Total number of shares subject to options granted by the Company to employees for the fiscal year ended May 29, 2005 was 485,000 shares.

(1) No stock appreciation rights were granted during the fiscal year ended May 29, 2005.

(2) The Company uses a Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations for the Named Executive Officers are based on a 4.38 year expected option life, which reflects the Company's experience that its options, on average, are exercised within 4.38 years of grant. Other assumptions used for the valuations are: interest rate (risk-free rate of return) of 3.7%; annual dividend yield of 0%; and volatility of 0.57. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon a number of factors, including the future performance of the Common Stock, overall market conditions and the timing of option exercises, if any.

(3) Granted pursuant to the 1996 Stock Option Plan. The shares subject to the option have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and vest 1/12 monthly commencing 30 days from the date of the grant, becoming fully vested on the first anniversary of the date of the grant.

(4) Granted pursuant to the 1996 Stock Option Plan. The shares subject to the option have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. On the date of grant, the shares vested 1/48 monthly commencing 30 days from the date of grant, becoming fully vested on the fourth anniversary of the date of grant. On April 15, 2005, the Company fully accelerated the vesting of these options.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2005 AND FISCAL YEAR END OPTION VALUES

The following table sets forth information with respect to options exercised by the Named Executive Officers during the fiscal year ended May 29, 2005, and with respect to unexercised options to purchase shares of Common Stock held by such officers as of May 29, 2005.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End (Exercisable/ Unexercisable) (1)	Value of Unexercised In-The-Money Options at Fiscal Year-End (Exercisable/ Unexercisable) (2)
Gary T. Steele	17,391	$ 91,129	892,906/121,876	$1,410,860/$71,972
David D. Taft, Ph.D.	0	$ 0	283,913/10,000	$472,274/$0
Thomas F. Crowley	0	$ 0	70,104/24,896	$143,719/$53,311
Gregory S. Skinner	0	$ 0	250,181/39,819	$225,321/$92,509
Steven P. Bitler, Ph.D.	17,391	$106,085	46,062/5,938	$74,382/$25,058

(1) No stock appreciation rights (SARs) were outstanding as of May 29, 2005.

(2) Based on the closing price of the Company's Common Stock as reported on the NASDAQ National Market System on May 27, 2005 of $6.11 per share minus the exercise price of the in-the-money options.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of May 29, 2005 about the shares of Common Stock that may be issued upon the exercise of options, warrants or rights under all of the Company's equity compensation plans, including the 1996 Stock Option Plan, the 1996 Non-Executive Stock Option Plan, the New Executive Stock Option Plan, the 1995 Directors' Stock Option Plan, the 1988 Stock Option Plan and the 1995 Employee Stock Purchase Plan (ESPP).

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders	2,431,910	$4.63	450,095(1)
Equity Compensation Plans Not Approved by Shareholders	1,690,586	$5.72	652,596(2)
TOTAL:	4,122,496		1,102,691

(1) Represents shares remaining for issuance pursuant to the 1988 Stock Option Plan, the 1996 Stock Option Plan, the 1995 Directors' Stock Option Plan and the ESPP. Other than the ESPP, all such plans will terminate, and no future awards may be made pursuant to such plans, if the shareholders approve the 2005 Stock Incentive Plan at the Annual Meeting. The ESPP includes a feature pursuant to which the number of shares available increases automatically on the first day of each fiscal year by the lower of 225,000 shares or 1.5% of the outstanding shares on that date, or a lower number determined by the Board of Directors.

(2) Represents shares remaining for issuance pursuant to options that may be granted under the 1996 Non-Executive Stock Option Plan and the New Executive Stock Option Plan, both of which will terminate, and no future awards may be made pursuant to such plans, if the shareholders approve the 2005 Stock Incentive Plan at the Annual Meeting.

The 1996 Non-Executive Stock Option Plan

The 1996 Non-Executive Stock Option Plan authorizes the grant of non-qualified stock options to employees, including officers, and outside consultants of the Company. The plan has not been approved by the Company's shareholders. The exercise price of the options will be equal to the fair market value of the Company's Common Stock on the date the options are granted. As amended in 1999, 1,500,000 shares are authorized to be issued under this plan. Options generally are exercisable upon vesting and generally vest ratably over four years. The 1996 Non-Executive Stock Option Plan will terminate, and no future awards may be made pursuant to such plan, if the shareholders approve the 2005 Stock Incentive Plan at the Annual Meeting.

The New Executive Stock Option Plan

The New Executive Stock Option Plan authorizes the grant of non-statutory stock options to officers of the Company or officers of Apio or Landec Ag whose employment with each of those companies began after October 24, 2000. The plan has not been approved by the Company's shareholders. The exercise price of the non-statutory stock options may be no less than 100% and 85%, for named executives and non-named executives, respectively, of the fair market value of the Company's Common Stock on the date the options are granted. Options generally are exercisable upon vesting and generally vest ratably over four years. 210,000 shares are authorized to be issued under this plan. The New Executive Stock Option Plan will terminate, and no future awards may be made pursuant to such plan, if the shareholders approve the 2005 Stock Incentive Plan at the Annual Meeting.

Non-Plan Option Grant

In November 1999, the Company's Board of Directors granted to the CEO of Apio a non-statutory stock option to purchase 790,000 shares of the Company's Common Stock in connection with the acquisition of Apio. This grant was not approved by the Company's shareholders. The exercise price of the grant was the fair market value of the Company's Common Stock on the date of grant. The option vested over two years.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Composition

The Audit Committee of the Board of Directors consists of the three directors whose signatures appear below and operates under a written charter adopted by the Board of Directors. Each member of the Audit Committee meets the independence and financial experience requirements of the NASD and the SEC currently in effect. In addition, the Board of Directors has determined that each of Mr. Halprin and Mr. Bristow is an "audit committee financial expert" within the meaning of the rules of the SEC.

Responsibilities

The responsibilities of the Audit Committee include appointing an independent registered public accounting firm. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. Management is responsible for the Company's internal controls and financial reporting process. The Audit Committee's responsibility is to oversee these processes and the Company's internal controls. The Audit Committee members are not acting as professional accountants or auditors, and their functions are not to duplicate or to certify the activities of management and the independent registered public accounting firm, nor can the Audit Committee certify that the independent registered public accounting firm is "independent" under applicable rules.

Review with Management and Independent Auditors

The Audit Committee held six meetings during fiscal year 2005. The Audit Committee met and held discussions with management and representatives of the Company's independent registered public accounting firm, Ernst & Young LLP. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements for the fiscal year ended May 29, 2005 with management and the independent registered public accounting firm. The Audit Committee met with the Company's independent registered public accounting firm, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards 61, *Communication with Audit Committees*, including the judgment of the independent registered public accounting firm as to the quality of the Company's accounting principles.

In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees* and the Audit Committee discussed with the independent registered public accounting firm its independence from management and the Company.

Charter

The Board has adopted a written charter for the Audit Committee which operated under that charter during fiscal year 2005. The charter is reviewed annually for changes, as appropriate.

Summary

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management, and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended May 29, 2005, as filed with the SEC.

This report is submitted by the Audit Committee.

Stephen E. Halprin (Chairman)
Duke Bristow
Kenneth E. Jones

PERFORMANCE GRAPH

The following graph summarizes cumulative total shareholder return data (assuming reinvestment of dividends) for fiscal years 2005 and 2004, the seven-month period ended May 25, 2003, and the three preceding fiscal years of the Company. The graph assumes that $100 was invested on October 31, 1999 in each of the Common Stock of the Company, the Standard & Poor's 500 Stock Index and the NASDAQ Industrial Index. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

The information contained in this graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.



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Landec Corporation
S&P 500 Index
NASDAQ Industrial Index
10/31/1999
10/29/2000
10/28/2001
10/27/2002
5/25/2003
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5/29/2005

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the terms of farmer agreements entered into between Apio, Inc. ("Apio") and the Nick Tompkins Ranch, Security Farms and Keystone Farms (the "Tompkins Farms"), Apio provides cooling and distributing services for produce planted and grown by the Tompkins Farms, and Apio purchases produce from these farms. The terms of the agreements are substantially the same as the terms offered by Apio to other growers. During fiscal year 2005, Apio paid the Tompkins Farms $285,377 for produce. Mr. Tompkins wholly-owns the Nick Tompkins Ranch and has a greater than ten percent (10%) ownership interest in each of Security Farms and Keystone Farms.

On July 3, 2003, Apio entered into a Purchase Agreement (the "Purchase Agreement") with Apio Fresh, LLC, a California limited liability company ("Apio Fresh") and the Growers (as defined below) to sell its domestic commodity vegetable business to Apio Fresh. Apio Fresh is owned and operated by a group of persons and entities (the "Growers") that supply produce to Apio, including Mr. Tompkins, who owns 12.5% of Apio Fresh. Under the terms of the Purchase Agreement, Apio Fresh purchased equipment associated with the domestic commodity vegetable business for approximately $160,000, and a portion of Apio's existing carton inventory for approximately $250,000. In connection with the Purchase Agreement, Apio, Apio Fresh and the Growers entered into a supply agreement pursuant to which Apio Fresh and the Growers have agreed to supply produce to Apio for its value-added business and pay a per carton royalty for use of Apio's brand names. During fiscal year 2005, the Company recognized revenues derived from services provided to Apio Fresh for cooling and storing produce of $3.7 million, revenues of $238,000 from the sale of products to Apio Fresh and royalty revenues of $233,000 from the use by Apio Fresh of Apio's trademarks.

During fiscal year 2005, Apio leased for approximately $1.0 million land that is either owned, controlled or leased by Nicholas Tompkins, and subleased that land to growers who deliver produce to Apio. The terms of the leases are substantially the same as the terms offered by Apio to other growers.

During fiscal year 2005, Stacia Skinner, wife of Mr. Greg Skinner, the Company's Chief Financial Officer, was employed at the Company and received approximately $113,464 in compensation.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

The Company entered into an executive employment agreement with Mr. Gary Steele as of April 5, 2003, setting forth the terms of his employment. The executive employment agreement expires on December 31, 2005 unless renewed or extended by both parties, and provides that Mr. Steele shall be paid an annual base salary of $330,000 plus an annual incentive award based upon the attainment of pre-determined, mutually established goals. Upon Mr. Steele's death or disability, the Company shall pay Mr. Steele or his estate his salary and pro rata portion of his annual incentive award through the date of termination. The agreement further provides a one-year severance obligation by the Company and a one-year acceleration of Mr. Steele's unvested stock options and restricted stock upon Mr. Steele's termination without cause or termination for good reason (any relocation of Mr. Steele's place of employment, reduction in salary, or material reduction of his duties or authority). In addition, the agreement provides that if Mr. Steele is terminated without cause or terminates employment for good reason within two (2) years following a "change of control," all of Mr. Steele's unvested stock options and shares of restricted stock shall immediately vest and become exercisable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and holders of more than ten percent of the Company's Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended May 29, 2005 all Section 16(a) filing requirements applicable to the Company's officers, directors and holders of more than ten percent of the Company's Common Stock were satisfied.

OTHER MATTERS

The Board of Directors knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, then the persons named in the enclosed form of proxy will vote the shares they represent in such manner as the Board may recommend.

It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope or vote their shares by telephone or via the Internet.

BY ORDER OF THE BOARD OF DIRECTORS



GEOFFREY P. LEONARD
SECRETARY

Menlo Park, California
September 12, 2005

LANDEC CORPORATION
2005 STOCK INCENTIVE PLAN

SECTION 1. *INTRODUCTION.*

The Company's Board of Directors hereby adopts the Landec Corporation 2005 Stock Incentive Plan effective as of July 29, 2005. The Plan shall become effective upon its approval by Company shareholders (the "Effective Date"). The Plan shall supercede the Existing Equity Plans effective as of the Effective Date such that no further awards shall be made under the Existing Equity Plans on or after such date. However, this Plan shall not, in any way, affect awards under the Existing Equity Plans that are outstanding as of the Effective Date. If the Company's shareholders do not approve this Plan, no Awards will be made under this Plan and the Existing Equity Plans will continue in effect in accordance with their terms.

The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by offering Key Service Providers an opportunity to share in such long-term success by acquiring a proprietary interest in the Company.

The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may constitute Incentive Stock Options or Nonstatutory Stock Options), Stock Appreciation Rights, Stock Grants and Stock Units.

The Plan shall be governed by, and construed in accordance with, the laws of the State of California (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Stock Option Agreement, SAR Agreement, Stock Grant Agreement or Stock Unit Agreement.

SECTION 2. *DEFINITIONS.*

(a) *"Affiliate"* means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(b) *"Award"* means any award of an Option, SAR, Stock Grant or Stock Unit under the Plan.

(c) *"Board"* means the Board of Directors of the Company, as constituted from time to time.

(d) *"Cashless Exercise"* means, to the extent that a Stock Option Agreement so provides and as permitted by applicable law, a program approved by the Committee in which payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price and any applicable tax withholding obligations relating to the Option.

(e) *"Cause"* means, except as may otherwise be provided in a Participant's employment agreement or Award agreement, (i) Participant's willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's Service at any time as provided in Section 12(a), and the term "Company" will be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

(f) *"Change In Control"* except as may otherwise be provided in a Participant's employment agreement or Award agreement, means the occurrence of any of the following:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such transaction is owned by persons who were not shareholders of the Company immediately prior to such transaction;

(ii) The sale, transfer or other disposition of all or substantially all of the Company's assets;

(iii) The direct or indirect sale or exchange in a single transaction or series of related transactions by the shareholders of the Company of more than 50% of the voting stock of the Company to an unrelated person or entity if more than 50% of the combined voting power of the surviving entity's securities outstanding immediately after such transaction is owned by persons who were not shareholders of the Company immediately prior to such transaction; or

(iv) A complete liquidation or dissolution of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(g) *"Code"* means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(h) *"Committee"* means a committee described in Section 3.

(i) *"Common Stock"* means the Company's common stock.

(j) *"Company"* means Landec Corporation, a California corporation.

(k) *"Consultant"* means an individual who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than as an Employee or Director or Non-Employee Director.

(l) *"Covered Employees"* means those persons who are subject to the limitations of Code Section 162(m).

(m) *"Director"* means a member of the Board who is also an Employee.

(n) *"Disability"* means that the Participant is classified as disabled under a long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(o) *"Employee"* means any individual who is a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate.

(p) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(q) *"Exercise Price"* means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. "Exercise Price," in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

(r) *"Existing Equity Plans"* means the Company's 1996 Stock Option Plan, 1996 Non-Executive Stock Option Plan, New Executive Stock Option Plan, and 1995 Directors' Stock Option Plan.

(s) *"Fair Market Value"* means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

(i) If the Shares are admitted to trading on any established national stock exchange or market system, including without limitation the NASDAQ National Market System, on the date in question, then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii) if the Shares are admitted to quotation on NASDAQ or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

In each case, the applicable price shall be the price reported in The Wall Street Journal or such other source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

(t) *"Fiscal Year"* means the Company's fiscal year.

(u) *"Grant"* means any grant of an Award under the Plan.

(v) *"Incentive Stock Option" or "ISO"* means an incentive stock option described in Code Section 422.

(w) *"Key Service Provider"* means an Employee, Director, Non-Employee Director or Consultant who has been selected by the Committee to receive an Award under the Plan.

(x) *"Non-Employee Director"* means a member of the Board who is not an Employee.

(y) *"Nonstatutory Stock Option" or "NSO"* means a stock option that is not an ISO.

(z) *"Option"* means an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares.

(aa) *"Optionee"* means an individual, estate or other entity that holds an Option.

(bb) *"Parent"* means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc) *"Participant"* means an individual or estate or other entity that holds an Award.

(dd) *"Performance Goals"* means one or more objective measurable performance factors as determined by the Committee with respect to each Performance Period based upon one or more factors, including, but not limited to: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization ("EBITDA"); (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (viii) cost of goods sold; (ix) profit/loss or profit margin; (x) working capital; (xi) return on equity or assets; (xii) earnings per share; (xiii) economic value added ("EVA"); (xiv) price/earnings ratio; (xv) debt or debt-to-equity; (xvi) accounts receivable; (xvii) writeoffs; (xviii) cash; (xix) assets; (xx) liquidity; (xxi) operations; (xxii) intellectual property (e.g., patents); (xxiii) product development; (xxiv) regulatory activity; (xxv) manufacturing, production or inventory; (xxvi) mergers and acquisitions or divestitures; and/or (xxvii) financings, each with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates or operating units. Awards issued to persons who are not Covered Employees may take into account other factors.

(ee) *"Performance Period"* means any period not exceeding 36 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(ff) *"Plan"* means this Landec Corporation 2005 Stock Incentive Plan as it may be amended from time to time.

(gg) *"Re-Price"* means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) in a manner described by Item 402(i)(1) of SEC Regulation S-K (or its successor provision).

(hh) *"SAR Agreement"* means the agreement described in Section 7 evidencing each Award of a Stock Appreciation Right.

(ii) *"SEC"* means the Securities and Exchange Commission.

(jj) *"Section 16 Persons"* means those officers, directors or other persons who are subject to Section 16 of the Exchange Act.

(kk) *"Securities Act"* means the Securities Act of 1933, as amended.

(ll) *"Service"* means service as an Employee, Director, Non-Employee Director or Consultant. A Participant's Service does not terminate if he or she is an Employee and goes on a bona fide leave of absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee's Service will be treated as terminating 90 days after such Employee went on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. The Committee determines which leaves count toward Service, and when Service terminates for all purposes under the Plan. Further, unless otherwise determined by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(mm) *"Share"* means one share of Common Stock.

(nn) *"Stock Appreciation Right" or "SAR"* means a stock appreciation right awarded under the Plan.

(oo) *"Stock Grant"* means Shares awarded under the Plan.

(pp) *"Stock Grant Agreement"* means the agreement described in Section 8 evidencing each Award of a Stock Grant.

(qq) *"Stock Option Agreement"* means the agreement described in Section 6 evidencing each Award of an Option.

(rr) *"Stock Unit"* means a bookkeeping entry representing the equivalent of one Share, as awarded under the Plan.

(ss) *"Stock Unit Agreement"* means the agreement described in Section 9 evidencing each Award of a Stock Unit.

(tt) *"Subsidiary"* means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(uu) *"10-Percent Shareholder"* means an individual who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

SECTION 3. *ADMINISTRATION.*

(a) *Committee Composition.* A Committee appointed by the Board shall administer the Plan. Unless the Board provides otherwise, the Company's Compensation Committee shall be the Committee. If no Committee has been appointed, the entire Board shall constitute the Committee. Members of the Committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

The Committee shall have membership composition which enables (i) Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act and (ii) Awards to Covered Employees to qualify as performance-based compensation as provided under Code Section 162(m).

The Board may also appoint one or more separate committees of the Board, each composed of two or more directors of the Company who need not qualify under Rule 16b-3 or Code Section 162(m), that may administer the Plan with respect to Key Service Providers who are not Section 16 Persons or Covered Employees, respectively, may grant Awards under the Plan to such Key Service Providers and may determine all terms of such Awards. Notwithstanding the foregoing, the Board shall constitute the Committee and shall administer the Plan with respect to all Awards granted to Non-Employee Directors.

(b) *Authority of the Committee.* Subject to the provisions of the Plan, the Committee shall have full authority and sole discretion to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Key Service Providers who are to receive Awards under the Plan;

(ii) determining the type, number, vesting requirements and other features and conditions of such Awards and amending such Awards;

(iii) correcting any defect, supplying any omission, or reconciling any inconsistency in the Plan or any Award agreement;

(iv) accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(v) interpreting the Plan;

(vi) making all other decisions relating to the operation of the Plan; and

(vii) adopting such plans or subplans as may be deemed necessary or appropriate to provide for the participation by employees of the Company and its Subsidiaries and Affiliates who reside outside the U.S., which plans and/or subplans shall be attached hereto as Appendices.

The Committee may adopt such rules or guidelines as it deems appropriate to implement the Plan. The Committee's determinations under the Plan shall be final and binding on all persons.

(c) *Indemnification.* To the maximum extent permitted by applicable law, each member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award agreement, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

SECTION 4. *GENERAL.*

(a) *General Eligibility.* Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b) *Incentive Stock Options.* Only Key Service Providers who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Service Provider who is a 10-Percent Shareholder shall not be eligible for the grant of an ISO unless the requirements set forth in Section 422(c)(5) of the Code are satisfied.

(c) *Restrictions on Shares.* Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with applicable law. In no event shall the Company be required to issue fractional Shares under this Plan.

(d) *Beneficiaries.* Unless stated otherwise in an Award agreement, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant's death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant's death any vested Award(s) shall be transferred or distributed to the Participant's estate.

(e) *Performance Conditions.* The Committee may, in its discretion, include performance conditions in an Award. If performance conditions are included in Awards to Covered Employees, then such Awards will be subject to the achievement of Performance Goals established by the Committee. Such Performance Goals shall be established and administered pursuant to the requirements of Code Section 162(m). Before any Shares underlying an Award or any Award payments are released to a Covered Employee with respect to a Performance Period, the Committee shall certify in writing that the Performance Goals for such Performance Period have been satisfied. Awards with performance conditions that are granted to Key Service Providers who are not Covered Employees need not comply with the requirements of Code Section 162(m).

(f) *No Rights as a Shareholder.* A Participant, or a transferee of a Participant, shall have no rights as a shareholder with respect to any Common Stock covered by an Award until such person has satisfied all of the terms and conditions to receive such Common Stock, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(g) *Termination of Service.* Unless the applicable Award agreement or, with respect to Participants who reside in the U.S., the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant's Service (in all cases subject to the term of the Option and/or SAR as applicable): (i) upon termination of Service for any reason, all unvested portions of any outstanding Awards shall be immediately forfeited without consideration and the vested portions of any outstanding Stock Units shall be settled upon termination; (ii) if the Service of a Participant is terminated for Cause, then all unexercised Options and/or SARs, unvested portions of Stock Units and unvested portions of Stock Grants shall terminate and be forfeited immediately without consideration; (iii) if the Service of Participant is terminated for any reason other than for Cause, death, or Disability, then the vested portion of his or her then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal representative within six months after the date of such termination; or (iv) if the Service of a Participant is terminated due to death or Disability, the vested portion of his or her then-outstanding Options and/or SARs may be exercised within six months after the date of termination of Service.

Section 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS.

(a) *Basic Limitation.* The stock issuable under the Plan shall be authorized but unissued Shares. The aggregate number of Shares reserved for Awards under the Plan shall not exceed 861,038 Shares, subject to adjustment pursuant to Section 10.

(b) *Additional Shares.* If Awards are forfeited or are terminated for any reason before being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan. SARs to be settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares issued upon settlement of the SARs.

(c) *Dividend Equivalents.* Any dividend equivalents distributed under the Plan shall not be applied against the number of Shares available for Awards.

(d) *Share Limits.*

(i) *Limits on Options.* No Key Service Provider shall receive Options to purchase Shares during any Fiscal Year covering in excess of 500,000 Shares. The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 861,038 Shares.

(ii) *Limits on SARs.* The aggregate maximum number of Shares that may be issued in connection with SARs shall be 861,038 Shares. No Key Service Provider shall receive Awards of SARs during any Fiscal Year covering in excess of 500,000 Shares.

(iii) *Limits on Stock Grants and Stock Units.* The aggregate maximum number of Shares that may be issued as Stock Grants or Stock Units shall in the aggregate be 861,038 Shares. No Key Service Provider shall receive Stock Grants or Stock Units during any Fiscal Year covering, in the aggregate, in excess of 250,000 Shares.

(iv) *Limits on Awards to Non-Employee Directors.* No Non-Employee Directors shall receive Awards during any Fiscal Year covering, in the aggregate, in excess of 30,000 Shares.

Section 6. TERMS AND CONDITIONS OF OPTIONS.

(a) *Stock Option Agreement.* Each Grant of an Option under the Plan shall be evidenced and governed exclusively by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Stock Option Agreement (including without limitation any performance conditions). The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. The Stock Option Agreement shall also specify whether the Option is an ISO or an NSO.

(b) *Number of Shares.* Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall be subject to adjustment of such number in accordance with Section 10.

(c) *Exercise Price.* An Option's Exercise Price shall be established by the Committee and set forth in a Stock Option Agreement. The Exercise Price of an Option shall not be less than 100% of the Fair Market Value (110% for ISO grants to 10-Percent Shareholders) on the date of Grant.

(d) *Exercisability and Term.* Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an Option shall in no event exceed seven years from the date of Grant. A Stock Option Agreement may provide for accelerated vesting in the event of the Participant's death, Disability, or other events. Notwithstanding any other provision of the Plan, no Option can be exercised after the expiration date provided in the applicable Stock Option Agreement.

(e) *Payment for Option Shares.* The Exercise Price of Shares issued upon exercise of Options shall be payable in cash at the time when such Shares are purchased, except as follows and if so provided for in an applicable Stock Option Agreement:

(i) *Surrender of Stock.* Payment for all or any part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company's earnings). Such Shares shall be valued at their Fair Market Value.

(ii) *Cashless Exercise.* Payment for all or a part of the Exercise Price may be made through Cashless Exercise.

(iii) *Other Forms of Payment.* Payment may be made in any other form that is consistent with applicable laws, regulations and rules and approved by the Committee.

In the case of an ISO granted under the Plan, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. The Stock Option Agreement may specify that payment may be made in any form(s) described in this Section 6(e). In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(e).

(f) *Modifications or Assumption of Options.* Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company shareholders, the Committee may not Re-Price outstanding Options.

(g) *Assignment or Transfer of Options.* Except as otherwise provided in the applicable Stock Option Agreement and then only to the extent permitted by applicable law, no Option shall be transferable by the Optionee other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable Stock Option Agreement, an Option may be exercised during the lifetime of the Optionee only or by the guardian or legal representative of the Optionee. No Option or interest therein may be assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

SECTION 7. *TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.*

(a) *SAR Agreement.* Each Award of a SAR under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan (including without limitation any performance conditions). A SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant's compensation.

(b) *Number of Shares.* Each SAR Agreement shall specify the number of Shares to which the SAR pertains and is subject to adjustment of such number in accordance with Section 10.

(c) *Exercise Price.* Each SAR Agreement shall specify the Exercise Price. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than 100% of the Fair Market Value on the date of Grant.

(d) *Exercisability and Term.* Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable. The SAR Agreement shall also specify the term of the SAR which shall

not exceed seven years from the date of Grant. A SAR Agreement may provide for accelerated exercisability in the event of the Participant's death, Disability, or other events and may provide for expiration prior to the end of its term in the event of the termination of the Participant's Service. SARs may be awarded in combination with Options or Stock Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Stock Grants are forfeited. A SAR may be included in an ISO only at the time of Grant but may be included in an NSO at the time of Grant or at any subsequent time, but not later than six months before the expiration of such NSO.

(e) *Exercise of SARs.* If, on the date when a SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such portion. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant's death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash, as the Committee shall determine at the time of grant of the SAR, in its sole discretion. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

(f) *Modification or Assumption of SARs.* Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding SARs (including stock appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, impair his or her rights or obligations under such SAR and, unless there is approval by the Company shareholders, the Committee may not Re-Price outstanding SARs.

(g) *Assignment or Transfer of SARs.* Except as otherwise provided in the applicable SAR Agreement and then only to the extent permitted by applicable law, no SAR shall be transferable by the Participant other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable SAR Agreement, a SAR may be exercised during the lifetime of the Participant only or by the guardian or legal representative of the Participant. No SAR or interest therein may be assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

SECTION 8. *TERMS AND CONDITIONS FOR STOCK GRANTS.*

(a) *Time, Amount and Form of Awards.* Awards under this Section 8 may be granted in the form of a Stock Grant. A Stock Grant may also be awarded in combination with NSOs, and such an Award may provide that the Stock Grant will be forfeited in the event that the related NSOs are exercised.

(b) *Stock Grant Agreement.* Each Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Stock Grant Agreement between the Participant and the Company. Each Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Stock Grant Agreement (including without limitation any performance conditions). The provisions of the Stock Grant Agreements entered into under the Plan need not be identical.

(c) *Payment for Stock Grants.* Stock Grants may be issued with or without cash consideration under the Plan.

(d) *Vesting Conditions.* Each Stock Grant may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Grant Agreement which may include Performance Goals pursuant to Section 4(e). A Stock Grant Agreement may provide for accelerated vesting in the event of the Participant's death, Disability, or other events.

(e) *Assignment or Transfer of Stock Grants.* Except as provided in the applicable Stock Grant Agreement and then only to the extent permitted by applicable law, a Stock Grant awarded under the Plan

shall not be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law. Any act in violation of this Section 8(e) shall be void. However, this Section 8(e) shall not preclude a Participant from designating a beneficiary who will receive any vested outstanding Stock Grant Awards in the event of the Participant's death, nor shall it preclude a transfer of vested Stock Grant Awards by will or by the laws of descent and distribution.

(f) *Voting and Dividend Rights.* The holder of a Stock Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company's other shareholders. A Stock Grant Agreement, however, may require that the holder of such Stock Grant invest any cash dividends received in additional Shares subject to the Stock Grant. Such additional Shares subject to the Stock Grant shall be subject to the same conditions and restrictions as the Stock Grant with respect to which the dividends were paid. Such additional Shares subject to the Stock Grant shall not reduce the number of Shares available for issuance under Section 5.

(g) *Modification or Assumption of Stock Grants.* Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Grants or may accept the cancellation of outstanding Stock Grants (including stock granted by another issuer) in return for the grant of new Stock Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Grant.

SECTION 9. *TERMS AND CONDITIONS OF STOCK UNITS.*

(a) *Stock Unit Agreement.* Each grant of Stock Units under the Plan shall be evidenced by a Stock Unit Agreement between the Participant and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan (including without limitation any performance conditions). The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the Participant's other compensation.

(b) *Number of Shares.* Each Stock Unit Agreement shall specify the number of Shares to which the Stock Unit Grant pertains and is subject to adjustment of such number in accordance with Section 10.

(c) *Payment for Awards.* To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

(d) *Vesting Conditions.* Each Award of Stock Units may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement which may include Performance Goals pursuant to Section 4(e). A Stock Unit Agreement may provide for accelerated vesting in the event of the Participant's death, Disability, or other events.

(e) *Voting and Dividend Rights.* The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Stock Units to which they attach.

(f) *Form and Time of Settlement of Stock Units.* Settlement of vested Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both, as determined by the Committee at the time of the grant of the Stock Units, in its sole discretion. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred, in accordance with applicable law, to any later date. The amount of a deferred distribution may be

increased by an interest factor or by dividend equivalents. Until an Award of Stock Units is settled, the number of such Stock Units shall be subject to adjustment pursuant to Section 10.

(g) *Creditors' Rights.* A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

(h) *Modification or Assumption of Stock Units.* Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Units or may accept the cancellation of outstanding Stock Units (including stock units granted by another issuer) in return for the grant of new Stock Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Unit.

(i) *Assignment or Transfer of Stock Units.* Except as provided in the applicable Stock Unit Agreement and then only to the extent permitted by applicable law, Stock Units shall not be anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law. Any act in violation of this Section 9(i) shall be void. However, this Section 9(i) shall not preclude a Participant from designating a beneficiary who will receive any outstanding vested Stock Units in the event of the Participant's death, nor shall it preclude a transfer of vested Stock Units by will or by the laws of descent and distribution.

SECTION 10. *PROTECTION AGAINST DILUTION.*

(a) *Adjustments.* In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a combination or consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of:

(i) the number of Shares and the kind of shares or securities available for future Awards under Section 5;

(ii) the limits on Awards specified in Section 5;

(iii) the number of Shares and the kind of shares or securities covered by each outstanding Award; or

(iv) the Exercise Price under each outstanding SAR or Option.

(b) *Participant Rights.* Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. If by reason of an adjustment pursuant to this Section 10 a Participant's Award covers additional or different shares of stock or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

(c) *Fractional Shares.* Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

SECTION 11. *EFFECT OF A CHANGE IN CONTROL.*

(a) *Change in Control.* In the event that the Company is a party to a Change in Control, outstanding Awards shall be subject to the applicable agreement of merger or reorganization. Such agreement may

provide, without limitation, for the assumption of outstanding Awards by the surviving corporation or its parent, for their continuation by the Company (if the Company is a surviving corporation), for accelerated vesting or for their cancellation with or without consideration, in all cases without the consent of the Participant.

(b) *Acceleration.* In the event that a Change in Control occurs with respect to the Company and there is no assumption or continuation of outstanding Options, SARs or Stock Units pursuant to Section 11(a), the Committee may determine, in its sole discretion, that all such outstanding Options, SARs and Stock Units shall fully vest and be fully exercisable immediately prior to such Change in Control. The Committee may determine, at the time of granting an Award or thereafter, that such Award shall become fully vested as to all Shares subject to such Award in the event that a Change in Control occurs with respect to the Company.

(c) *Dissolution.* To the extent not previously exercised or settled, Options, SARs and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

SECTION 12. *LIMITATIONS ON RIGHTS.*

(a) *Participant Rights.* A Participant's rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parents and Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to applicable laws, the Company's Articles of Incorporation and Bylaws and a written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award.

(b) *Shareholders' Rights.* A Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Section 10.

(c) *Regulatory Requirements.* Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

SECTION 13. *WITHHOLDING TAXES.*

(a) *General.* A Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with his or her Award. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) *Share Withholding.* If a public market for the Company's Shares exists, the Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion of any Shares that he or she previously acquired. Such Shares shall be valued

based on the value of the actual trade or, if there is none, the Fair Market Value as of the previous day. Any payment of taxes by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC. The Committee may, in its discretion, also permit a Participant to satisfy withholding or income tax obligations related to an Award through Cashless Exercise or through a sale of Shares underlying the Award.

SECTION 14. *DURATION AND AMENDMENTS*.

(a) *Term of the Plan.* The Plan shall become effective upon its approval by Company shareholders. The Plan shall terminate on the seventh anniversary of the Effective Date and may be terminated on any earlier date pursuant to this Section 14.

(b) *Right to Amend or Terminate the Plan.* The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan's termination. An amendment of the Plan shall be subject to the approval of the Company's shareholders only to the extent such approval is required by applicable laws, regulations or rules.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended May 29, 2005,

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period for to .

Commission file number: 0-27446

LANDEC CORPORATION
(Exact name of registrant as specified in its charter)

California	**94-3025618**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification Number)*

3603 Haven Avenue
Menlo Park, California 94025
(Address of principal executive offices)

Registrant's telephone number, including area code:
(650) 306-1650

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $107,356,000 as of November 28, 2004, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sales price on the NASDAQ National Market reported for such date. Shares of Common Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded from such calculation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 14, 2005, there were 24,116,228 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its October 2005 Annual Meeting of Shareholders, which statement will be filed not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference in Part III hereof.

LANDEC CORPORATION

ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Item No.	Description	Page
	PART I	
1.	Business	3
2.	Properties	17
3.	Legal Proceedings	17
4.	Submission of Matters to a Vote of Security Holders	17
	PART II	
5.	Market for Registrant's Common Equity and Related Stockholder Matters	18
6.	Selected Financial Data	19
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
7A.	Quantitative and Qualitative Disclosures about Market Risk	44
8.	Financial Statements and Supplementary Data	45
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	45
9A.	Controls and Procedures	45
	PART III	
10.	Directors and Executive Officers of the Registrant	47
11.	Executive Compensation	47
12.	Security Ownership of Certain Beneficial Owners and Management	47
13.	Certain Relationships and Related Transactions	47
14.	Principal Accountant Fees and Services	47
	PART IV	
15.	Exhibits	48

PART I

Item 1. *Business*

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Words such as "projected," "expects," "believes," "intends" and "assumes" and similar expressions are used to identify forward-looking statements. These statements are made based upon current expectations and projections about our business and assumptions made by our management are not guarantees of future performance, nor do we assume any obligation to update such forward-looking statements after the date this report is filed. Our actual results could differ materially from those projected in the forward-looking statements for many reasons, including the risk factors listed in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Additional Factors That May Affect Future Results" and the risk factors contained in Item 1 below.

General

Landec Corporation and its subsidiaries ("Landec" or the "Company") design, develop, manufacture and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. This proprietary polymer technology is the foundation, and a key differentiating advantage, upon which the Company has built its business. In February 2003, the Company changed its fiscal year end from a fiscal year including 52 or 53 weeks that ended on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May.

The principal products and services offered by the Company in its two core businesses — Food Products Technology and Agricultural Seed Technology — and in the Technology Licensing/Research and Development business are described below. Financial information concerning the industry segments for which the Company reported its operations during fiscal years 2002, 2004 and 2005 and for the seven months ended May 25, 2003 is summarized in Note 14 to the Consolidated Financial Statements.

Landec's Food Products Technology business, operated through its subsidiary Apio, Inc., combines Landec's proprietary food packaging technology with the capabilities of a large national food supplier and value-added produce processor. This combination was consummated in December 1999 when the Company acquired Apio, Inc. and certain related entities (collectively "Apio").

Landec's Agricultural Seed Technology business, operated through its subsidiary Landec Ag, Inc. ("Landec Ag"), combines Landec's proprietary Intellicoat® seed coating technology with its unique direct marketing and consultative selling capabilities which it obtained with its acquisition of Fielder's Choice Direct ("Fielder's Choice"), a direct marketer of hybrid seed corn, in September 1997.

In addition to its two core businesses, the Company also operates a Technology Licensing/Research and Development business that licenses products outside of Landec's core businesses to industry leaders such as Alcon, Inc. ("Alcon") and UCB Chemicals, a subsidiary of UCB S.A. of Belgium ("UCB"). The Company also engages in research and development activities and supplies products to companies such as L'Oreal of Paris. For segment disclosure purposes, the Technology Licensing/Research and Development business is included in Corporate and Other (in Note 14 to the Consolidated Financial Statements).

To remain focused on its core businesses, in October 2002, the Company sold Dock Resins Corporation ("Dock Resins"), its specialty chemical subsidiary. The Company made the decision to sell Dock Resins in order to strengthen its balance sheet by reducing debt and other liabilities. As a result of the sale of Dock Resins, the financial results of Dock Resins have been reclassified to discontinued operations for all applicable years. Unless otherwise specified, the information and descriptions provided in this report relate only to the continuing operations of the Company.

In June 2003, the Company sold assets associated with its former domestic commodity vegetable business in order to focus on Apio's growing value-added specialty packaging and export businesses.

The Company's core polymer products are based on its patented proprietary Intelimer® polymers, which differ from other polymers in that they can be customized to abruptly change their physical characteristics when heated or cooled through a pre-set temperature switch. For instance, Intelimer polymers can change within the range of one or two degrees Celsius from a non-adhesive state to a highly tacky, adhesive state; from an impermeable state to a highly permeable state; or from a solid state to a viscous liquid state. These abrupt changes are repeatedly reversible and can be tailored by Landec to occur at specific temperatures, thereby offering substantial competitive advantages in the Company's target markets.

The Company was incorporated in California on October 31, 1986. The Company completed its initial public offering in 1996 and is listed on the Nasdaq National Market under the symbol "LNDC".

Technology Overview

Polymers are important and versatile materials found in many of the products of modern life. Certain polymers, such as cellulose and natural rubber, occur in nature. Man-made polymers include nylon fibers used in carpeting and clothing, coatings used in paints and finishes, plastics such as polyethylene, and elastomers used in automobile tires and latex gloves. Historically, synthetic polymers have been designed and developed primarily for improved mechanical and thermal properties, such as strength and the ability to withstand high temperatures. Improvements in these and other properties and the ease of manufacturing of synthetic polymers have allowed these materials to replace wood, metal and natural fibers in many applications over the last 50 years. More recently, scientists have focused their efforts on identifying and developing sophisticated polymers with novel properties for a variety of commercial applications.

Landec's Intelimer polymers are a proprietary class of synthetic polymeric materials that respond to temperature changes in a controllable, predictable way. Typically, polymers gradually change in adhesion, permeability and viscosity over broad temperature ranges. Landec's Intelimer materials, in contrast, can be designed to exhibit abrupt changes in permeability, adhesion and/or viscosity over temperature ranges as narrow as 1°C to 2°C. These changes can be designed to occur at relatively low temperatures (0°C to 100°C) that are relatively easy to maintain in industrial and commercial environments. *Figure 1* illustrates the effect of temperature on Intelimer materials as compared to typical polymers.


Effect of Temperature on Intelimer Materials vs. Typical Polymers
Adhesive
Permeable
Viscous
Non adhesive
Impermeable
Solid
Intelimer Materials
Typical Polymers
Pre-Set
Temperature Switch
Low
Temperature
High
Figure 1.

Landec's proprietary polymer technology is based on the structure and phase behavior of Intelimer materials. The abrupt thermal transitions of specific Intelimer materials are achieved through the controlled use of hydrocarbon side chains that are attached to a polymer backbone. Below a pre-determined switch temperature, the polymer's side chains align through weak hydrophobic interactions resulting in a crystalline

structure. When this side chain crystallizable polymer is heated to, or above, this switch temperature, these interactions are disrupted and the polymer is transformed into an amorphous, viscous state. Because this transformation involves a physical and not a chemical change, this process is repeatedly reversible. Landec can set the polymer switch temperature anywhere between 0°C to 100°C by varying the length of the side chains. The reversible transitions between crystalline and amorphous states are illustrated in *Figure 2* below.

Intelimer Materials' Temperature Switch


Crystalline
Amorphous
HEAT
COOL
Reversible Properties
Non-adhesive
Impermeable
Solid
Adhesive
Permeable
Viscous

Figure 2

Side chain crystallizable polymers were first discovered by academic researchers in the mid-1950's. These polymers were initially considered to be merely of scientific curiosity from a polymer physics perspective, and, to the Company's knowledge, no significant commercial applications were pursued. In the mid-1980's, Dr. Ray Stewart, the Company's founder, became interested in the idea of using the temperature-activated permeability properties of these polymers to deliver various materials such as drugs and pesticides. After forming Landec in 1986, Dr. Stewart subsequently discovered broader utility for these polymers. After several years of basic research, commercial development efforts began in the early 1990's, resulting in initial products in mid-1994.

Landec's Intelimer materials are generally synthesized from long side-chain acrylic monomers that are derived primarily from natural materials such as coconut and palm oils, that are highly purified and designed to be manufactured economically through known synthetic processes. These acrylic-monomer raw materials are then polymerized by Landec leading to many different side-chain crystallizable polymers whose properties vary depending upon the initial materials and the synthetic process. Intelimer materials can be made into many different forms, including films, coatings, microcapsules and discrete forms.

Description of Core Business

The Company participates in two core business segments — Food Products Technology and Agricultural Seed Technology. In addition to these two core segments, Landec will license technology and conduct ongoing research and development and supply materials through its Technology Licensing/Research and Development Business.


Landec Corporation
Intelimer® Technology
Food Products Technology
Agricultural Seed Technology
Technology Licensing/ R&D
•BreatheWay™ Packaging
•Intellicoat® Seed Coatings
•Fielder's Choice Direct® Products
•R&D Collaborations
•Licensing Partners

Food Products Technology Business

The Company began marketing, in early fiscal year 1996, its proprietary Intelimer-based BreatheWay™ breathable membranes for use in the fresh-cut produce packaging market, one of the fastest growing segments in the produce industry. Landec's proprietary BreatheWay packaging technology when combined with produce that is processed by washing and in some cases cut and mixed, results in packaged produce with increased shelf life, reduced shrink (waste) and without the need for ice during the distribution cycle. This is referred to as "value-added" products. In December 1999, the Company acquired Apio, its then largest customer in the Food Products Technology business and one of the nation's leading marketers and packers of produce and specialty packaged fresh-cut vegetables. Apio provides year-round access to specialty packaged produce products, utilizes state-of-the-art fresh-cut produce processing technology and distributes to the top U.S. retail grocery chains, major club stores and to the foodservice industry. The Company's proprietary BreatheWay packaging business has been combined with Apio into a wholly owned subsidiary that retains the Apio, Inc. name. This vertical integration within the Food Products Technology business gives Landec direct access to the large and growing fresh-cut and whole produce market.

The Technology and Market Opportunity: Proprietary Intelimer Packaging Technology

Certain types of fresh-cut and whole produce can spoil or discolor rapidly when packaged in conventional packaging materials and are therefore limited in their ability to be distributed broadly to markets. The Company's proprietary BreatheWay packaging technology extends the shelf life and quality of fresh-cut and whole produce.

Fresh-cut produce is pre-washed, cut and packaged in a form that is ready to use by the consumer and is thus typically sold at premium price levels compared to unpackaged produce. According to the International Fresh-Cut Produce Association ("IFPA"), in 2004, the total U.S. fresh produce market was estimated to be between $100 to $120 billion. Of this, U.S. retail sales of fresh-cut produce were estimated to comprise 10% of the fresh produce market. The Company believes that the growth of this market has been driven by consumer demand and the willingness to pay for convenience, freshness, uniform quality, safety and nutritious produce delivered to the point of sale. According to the IFPA, the fresh-cut produce market is one of the highest growth areas in retail grocery stores. And according to the Produce Marketing Association the fresh-cut produce category is growing at double digit rates while total produce is only growing at 2% to 3% per year.

Although fresh-cut produce companies have had success in the salad market, the industry has been slow to diversify into other fresh-cut vegetables or fruits due primarily to limitations in film and plastic tray materials used to package fresh-cut produce. After harvesting, vegetables and fruit continue to respire, consuming oxygen and releasing carbon dioxide. Too much or too little oxygen can result in premature spoilage and decay and, in some cases, promote the growth of microorganisms that jeopardize inherent food safety. Conventional packaging films used today, such as polyethylene and polypropylene, can be made with modest permeability to oxygen and carbon dioxide, but often do not provide the optimal atmosphere for the

produce packaged. Shortcomings of conventional packaging materials have not significantly hindered the growth in the fresh-cut salad market because lettuce, unlike many vegetables and fruit, has low respiration requirements.

The respiration rate of produce varies from vegetable-to-vegetable and from fruit-to-fruit. The challenge facing the industry is to develop packaging for the high respiring, high value and shelf life sensitive vegetable and fruit markets. The Company believes that today's conventional packaging films face numerous challenges in adapting to meet the diversification of pre-cut vegetables and fruit evolving in the industry without compromising shelf life and produce quality. To mirror the growth experienced in the fresh-cut salad market, the markets for high respiring vegetables and fruit such as broccoli, cauliflower, asparagus, papayas, bananas and berries will require a more versatile and sophisticated packaging solution for which the Company's BreatheWay packaging technology was developed.

The respiration rate of produce also varies with temperature. As temperature increases, produce generally respires at a higher rate, which speeds up the aging process, resulting in shortened shelf life and increased potential for decay, spoilage, and loss of texture and dehydration. As produce is transported from the processing plant through the refrigerated distribution chain to foodservice locations, retail grocery stores and club stores, and finally to the ultimate consumer, temperatures can fluctuate significantly. Therefore, temperature control is a constant challenge in preserving the quality of fresh-cut and whole produce — a challenge few current packaging films can fulfill. The Company believes that its temperature-responsive BreatheWay packaging technology is well suited to the challenges of the produce distribution process.

Using its Intelimer polymer technology, Landec has developed packaging technology that it believes addresses many of the shortcomings of conventional packaging materials. A membrane is applied over a small cutout section or an aperture of a flexible film bag or plastic tray. This highly permeable "window" acts as the mechanism to provide the majority of the gas transmission requirements for the entire package. These membranes are designed to provide three principal benefits:

- *High Permeability.* Landec's BreatheWay packaging technology is designed to permit transmission of oxygen and carbon dioxide at 300 times the rate of conventional packaging films. The Company believes that these higher permeability levels will facilitate the packaging diversity required to market many types of fresh-cut and whole produce.

- *Ability to Adjust Oxygen and Carbon Dioxide Permeability.* BreatheWay packaging can be tailored with carbon dioxide to oxygen transfer ratios ranging from 1.0 to 12.0 and selectively transmit oxygen and carbon dioxide at optimum rates to sustain the quality and shelf life of packaged produce.

- *Temperature Responsiveness.* Landec has developed breathable membranes that can be designed to increase or decrease permeability in response to environmental temperature changes. The Company has developed packaging that responds to higher oxygen requirements at elevated temperatures but is also reversible, and returns to its original state as temperatures decline. The temperature responsiveness of these membranes allows ice to be removed from the distribution system which results in numerous benefits. These benefits include (1) a substantial decrease in freight cost, (2) reduced risk of contaminated produce because ice can be a carrier of micro organisms, (3) the elimination of expensive waxed cartons that cannot be recycled, and (4) the potential decrease in work related accidents due to melted ice.

Landec believes that growth of the overall produce market will be driven by the increasing demand for the convenience of fresh-cut produce. This demand will in turn require packaging that facilitates the quality and shelf life of produce transported to fresh-cut distributors in bulk and pallet quantities. The Company believes that in the future its BreatheWay packaging technology will be useful for packaging a diverse variety of fresh-cut and whole produce products. Potential opportunities for using Landec's technology outside of the produce market exist in cut flowers and in other food products.

Landec is working with leaders in the club store, retail grocery chain and foodservice markets. The Company believes it will have growth opportunities for the next several years through new customers and

products in the United States, expansion of its existing customer relationships, and through export and shipments of specialty packaged produce.

Landec manufactures its BreatheWay packaging through selected qualified contract manufacturers and markets and sells BreatheWay packaging directly to food distributors.

The Business: Apio, Inc.

Apio had revenues of approximately $179 million for the fiscal year ended May 29, 2005, $168 million for the fiscal year ended May 30, 2004, $90 million for the seven months ended May 25, 2003 and $161 million for the fiscal year ended October 27, 2002.

Based in Guadalupe, California, Apio, when acquired in December 1999, consisted of two major businesses — first, the "fee-for-service" selling and marketing of whole produce and second, the specialty packaged fresh-cut and whole value-added processed products that are washed and packaged in our proprietary BreatheWay packaging. The "fee-for-service" business historically included field harvesting and packing, cooling and marketing of vegetables and fruit on a contract basis for growers in California's Santa Maria, San Joaquin and Imperial Valleys as well as in Arizona and Mexico. The Company exited this business and certain assets associated with the business were sold in June 2003 to Apio Fresh, LLC ("Apio Fresh"). Apio Fresh is owned by a group of entities and persons that supply produce to Apio, including Nicholas Tompkins, Apio's President and Chief Executive Officer. Under the terms of the sale, Apio Fresh purchased certain equipment and carton inventory from Apio in exchange for approximately $410,000. In connection with the sale, Apio Fresh will pay Apio an on-going royalty fee per carton sold for the use of Apio's brand names and Apio Fresh and its owner growers entered into a long-term supply agreement with Apio to supply produce to Apio for its fresh-cut value-added business. The fresh-cut value-added processed products business, developed within the last nine years, markets a variety of fresh-cut and whole vegetables to the top retail grocery chains and club stores. During the fiscal year ended May 29, 2005, Apio shipped more than sixteen million cartons of produce to leading supermarket retailers, wholesalers, foodservice suppliers and club stores throughout the United States and internationally, primarily in Asia.

There are five major distinguishing characteristics of Apio that provide competitive advantages in the Food Products Technology market:

- *Value-Added Supplier:* Apio has structured its business as a marketer and seller of fresh-cut and whole value-added produce. It is focused on developing its Eat Smart® brand and the Dole® brand for all of its fresh-cut and whole value-added products. As retail grocery and club store chains consolidate, Apio is well positioned as a single source of a broad range of products.

- *Reduced Farming Risks:* Apio reduces its farming risk by not taking ownership of farmland, and instead, contracts with growers for produce. The year-round sourcing of produce is a key component to the fresh-cut and whole value-added processing business.

- *Lower Cost Structure:* Apio has strategically invested in the rapidly growing fresh-cut and whole value-added business. Apio's 60,000 square foot value-added processing plant is automated with state-of-the-art vegetable processing equipment. Virtually all of Apio's value-added products utilize Landec's proprietary BreatheWay packaging technology. Apio's strategy is to operate one large central processing facility in one of California's largest, lowest cost growing regions (Santa Maria Valley) and use packaging technology to allow for the nationwide delivery of fresh produce products.

- *Export Capability:* Apio is uniquely positioned to benefit from the growth in export sales to Asia and Europe over the next decade with its export business, CalEx. Through CalEx, Apio is currently one of the largest U.S. exporters of broccoli to Asia and is selling its iceless products to Asia using proprietary BreatheWay packaging technology.

- *Expanded Product Line Using Technology:* Apio, through the use of its BreatheWay packaging technology, is introducing on average twelve new value-added products each year. These new product

offerings range from various sizes of fresh-cut bagged products, to vegetable trays, to whole produce, to a meal line of products. During the last twelve months, Apio has introduced 16 new products.

For the past nine years, the Company has marketed its Eat Smart fresh-cut bagged vegetables, trays and iceless products using its BreatheWay packaging technology and has now expanded its technology to include packaging for bananas. In September 2004, Apio entered into an agreement with Chiquita where Apio will supply Chiquita with its proprietary banana packaging technology on a worldwide basis for the ripening, conservation and shelf-life extension of bananas in selective applications on an exclusive basis and for other applications on a non-exclusive basis. In addition, Apio will provide Chiquita with ongoing research and development, process technology support for the BreatheWay membranes and bags, and technical service support throughout the customer chain in order to assist in the development and market acceptance of the technology.

For its part, Chiquita provides marketing, distribution and retail sales support for Chiquita bananas sold worldwide in BreatheWay packaging. To maintain the exclusive license, Chiquita must meet annual minimum purchase thresholds of BreatheWay banana packages.

The initial market focus for the BreatheWay banana packaging technology using Chiquita® Brand bananas will be commercial outlets that normally do not sell bananas because of their short shelf-life — outlets such as quick serve restaurants, convenience stores, drug stores and food service outlets.

In addition to the introduction of specialty packaging for bananas, the Company is selling its BreatheWay packaging technology for case liner packaging for bunch and crown broccoli, eighteen pound cases of loose broccoli florets, Asian cut broccoli crowns and export cut broccoli crowns.

The Company's specialty packaging for case liner products reduces freight expense up to 50% by eliminating the weight and space consumed by ice. In addition to reducing the cost of freight, the removal of ice from the distribution system offers additional benefits. The Company's new packaging system can decrease the potential for work-related accidents due to melted ice, eliminate the risk of ice as a carrier of microorganisms that could potentially contaminate produce and eliminate the need for expensive waxed cartons that cannot be recycled.

Product enhancements in the fresh-cut vegetable line include fresh-cut vegetable trays designed to look like they were freshly made in the retail grocery store. The rectangular tray design is convenient for storage in consumers' refrigerators and expands the Company's wide-ranging vegetable tray line.

In June 2003, the Company commercially launched its new Petite fresh-cut vegetable tray for retail and its new retail mini-tray. Also in June 2003, the Company entered into an exclusive packaging and marketing agreement with Dole Fresh Vegetables, Inc. for Apio to sell and distribute a line of fresh cut produce under the Dole brand in the United States and Canada.

In fiscal year 2005, sales of the value-added vegetable tray line grew 60%, and according to A.C. Nielsen, for the three months ended March 31, 2005, the Company's market share for sales of vegetable trays to retail grocery stores in the U.S. was 46%.

Agricultural Seed Technology Business

Landec Ag's strategy is to build a vertically integrated seed technology company based on the proprietary Intellicoat seed coating technology and its direct marketing and consultative selling capabilities.

The Technology and Market Opportunity: Intellicoat Seed Coatings

Landec has developed and, through Landec Ag, is commercially selling its Intellicoat seed coatings, an Intelimer-based agricultural material designed to control seed germination timing, increase crop yields and extend crop planting windows. These coatings are being applied to corn and soybean seeds. According to the U.S. Agricultural Statistics Board, the total planted acreage in 2005 in the United States for corn and soybean seed exceeded 81 million and 73 million, respectively.

In fiscal year 2000, Landec Ag successfully launched its first commercial product, Pollinator Plus® coatings for inbred corn seed. Landec Ag expanded its sales of inbred corn seed coating products in fiscal year 2005 to regional and national seed companies in the United States. This application is targeted to approximately 650,000 acres in ten states and is now being used by 38 seed companies in the United States. Early Plant corn, perhaps Landec Ag's largest seed coating opportunity, allows the farmer to plant corn seed 3 to 4 weeks earlier than typically possible due to cold soil temperatures. By allowing the farmer to plant earlier than normal, Early Plant hybrid corn enables large farmers to utilize staff and equipment more efficiently and provide flexibility during the critical planting period. Our Relay™ Cropping System of wheat and Intellicoat coated soybean allows farmers to plant and harvest two crops during the year on the same land, providing significant financial benefit for the farmer.

Currently, farmers must work within a narrow window of time to plant seeds. If the seeds are planted too early, they may rot or suffer chilling injury due to the absorption of water at cold soil temperatures below which germination occurs. If they are planted too late, the growing season may end prior to the crop reaching full maturity. In either case, the resulting crop yields are sub-optimal. Moreover, the planting window can be fairly brief, requiring the farmer to focus almost exclusively on planting during this time. Seeds also germinate at different times due to variations in absorption of water, thus providing for variations in the growth rate of the crops.

The Company's Intellicoat seed coating prevents planted seeds from absorbing water when the ground temperature is below the coating's pre-set temperature switch. Intellicoat seed coatings are designed to enable coated seeds to be planted early without risk of chilling damage caused by the absorption of water at cold soil temperatures. As spring advances and soil temperatures rise to the pre-determined switch temperature close to where seed germination normally occurs, the polymer's permeability increases and the coated seeds absorb water and begin to germinate. The Company believes that Intellicoat seed coatings provide the following advantages: a longer planting window, avoidance of chilling injury, more uniform germination and better utilization of equipment and labor. As a result, the Company believes that Intellicoat seed coatings offer the potential for improvements in crop yields and net income to the farmer.

The Business: Landec Ag

Landec Ag had sales of approximately $25.6 million for the fiscal year ended May 29, 2005, $23.6 million for the fiscal year ended May 30, 2004, $21.0 million for the seven months ended May 25, 2003 and $19.4 million for the fiscal year ended October 27, 2002.

Based in Monticello, Indiana, Landec Ag sells a comprehensive line of hybrid seed corn to more than 12,000 farmers in over forty states through direct marketing programs. The success of Landec Ag comes, in part, from its expertise in selling directly to the farmer, bypassing the traditional and costly farmer-dealer system. The Company believes that this direct channel of distribution provides up to a 35% cost advantage to its customers.

In order to support its direct marketing programs, Landec Ag has developed a proprietary direct marketing, and consultative selling information technology that enables state-of-the-art methods for communicating with a broad array of farmers. This proprietary direct marketing information technology includes a current database of over 104,000 farmers.

The acquisition of Fielder's Choice in 1997 by Landec Ag was strategic in providing a cost-effective vehicle for marketing Intellicoat seed coating products. The Company believes that the combination of coating technology and a direct channel of distribution, telephonic and electronic commerce capabilities will enable Landec Ag to more quickly achieve meaningful market penetration.

Technology Licensing/Research and Development Businesses

The Company believes its technology has commercial potential in a wide range of industrial, consumer and medical applications beyond those identified in its core businesses. For example, Landec's core patented Intelimer materials technology, can be used to trigger release of small molecule drugs, catalysts, pesticides or

fragrances just by changing the temperature of the Intelimer materials or to activate adhesives through controlled temperature change. In order to exploit these opportunities, the Company has entered into and will enter into licensing and collaborative corporate agreements for product development and/or distribution in certain fields. However, given the infrequency and unpredictability of when the Company may enter into any such licensing and research and development arrangements, the Company is unable to disclose its financial expectations in advance of entering into such arrangements.

Industrial Materials and Adhesives

Landec's industrial product development strategy is to focus on coatings, catalysts, resins, additives and adhesives in the polymer materials market. During the product development stage, the Company identifies corporate partners to support the ongoing development and testing of these products, with the ultimate goal of licensing the applications at the appropriate time.

Intelimer Polymer Systems. Landec has developed latent catalysts useful in extending pot-life, extending shelf life, reducing waste and improving thermoset cure methods. Some of these latent catalysts are currently being distributed by Akzo-Nobel Chemicals B.V. The Company has also developed Intelimer polymer materials useful in enhancing the formulating options for various personal care products. Landec's pressure sensitive adhesives ("PSA") technology is currently being evaluated in a variety of industrial and medical applications where strong adhesion to a substrate (i.e. steel, glass, silicon, skin, etc.) is desired for a defined time period and upon thermal triggering, results in a significant peel strength reduction. For example, select PSA systems exhibit greater than 90% reduction in peel strength upon warming, making them ideal for applications on fragile substrates.

UCB Chemicals Corporation. On April 10, 2000, the Company entered into a research and development agreement with UCB Chemicals Corporation ("UCB"), an operating entity of Cytec, Inc., a major pharmaceutical and chemical company located in Belgium. UCB's chemical business is a major supplier of radiation curing and powder coating resins. Under this agreement, the Company explored polymer systems for evaluation in several industrial product applications. Based on the success of this initial research and development collaboration, in December 2001, the Company entered into a $2.5 million license and research and development agreement with UCB. This agreement had a term of one year through December 2002 and was for the exclusive rights to use the Company's Intelimer materials technology in the fields of powder coatings worldwide and pressure sensitive adhesives worldwide, except Asia.

Personal Care and Cosmetic Applications

Landec's personal care and cosmetic applications strategy is focused on supplying Intelimer materials to industry leaders for use in lotions and creams, and potentially color cosmetics, lipsticks and hair care. The Company is currently shipping products to L'Oreal of Paris for use in lotions and creams. To date, sales of Landec materials used in L'Oreal products have not been material to the Company's financial results and given the Company's limited history with L'Oreal, the Company is unable to predict future revenues for this product or for any other products sold by L'Oreal that may contain Landec materials.

Medical Applications

PORT™ Ophthalmic Devices. Landec developed the PORT (Punctal Occluder for the Retention of Tears) ophthalmic device initially to address a common, yet poorly diagnosed condition known as dry eye that is estimated to affect 30 million Americans annually. The device consists of a physician-applied applicator containing solid Intelimer material that transforms into a flowable, viscous state when heated slightly above body temperature. After inserting the Intelimer material into the lacrimal drainage duct, it quickly solidifies into a form-fitting, solid plug. Occlusion of the lacrimal drainage duct allows the patient to retain tear fluid and thereby provides relief and therapy to the dry eye patient.

The PORT device was approved by the FDA during fiscal year 2005. To date, Alcon has not commercialized and may choose not to commercialize the PORT device and, therefore the Company may not receive royalties on any future sales.

In December 1997, Landec licensed the rights to worldwide manufacturing, marketing and distribution of its PORT ophthalmic device to Alcon. Under the terms of the transaction, Landec received an up-front cash payment of $500,000, a $750,000 milestone payment in November 1998, and research and development funding and Landec will receive ongoing royalties of 11.5% on product sales of each PORT device through 2012. Any fees paid to the Company are non-refundable. Landec will continue to provide development support on a contract basis through product launch. Landec also provides the Intelimer polymer to Alcon which is used in the PORT device.

Medical Device. On April 18, 2002, Landec entered into an exclusive licensing and one year research and development collaboration with a large medical device company. Upfront payments totaled $420,000 with total potential payments of up to $1.35 million based on certain milestones being met. In addition, royalties of 8% will be paid on future product sales. At this time, the Company is unable to predict the ultimate outcome of the collaboration with the medical device company and the timing or amount of revenues, if any.

Discontinued Operations

Dock Resins. In April 1997, the Company acquired Dock Resins, a privately held manufacturer and marketer of specialty acrylic and other polymers based in Linden, New Jersey. Dock Resins supplied proprietary polymers including acrylic, methacrylic, alkyd, polyester, urethane and polyamide polymers to film converters engaged in hot stamping, decorative wood grain, automotive interiors, holograms, and metal foil applications. Dock Resins also supplied products to a number of other markets, such as, graphic arts, automotive refinishing, construction, pressure-sensitive adhesives, paper coatings, caulks, concrete curing compounds and sealers.

In October 2002, the Company sold Dock Resins for $14.5 million ($10.2 million net of debt not assumed and before expenses) in order to strengthen its balance sheet and focus management's attention on our core food and agricultural technology businesses.

The Company recorded a loss on the sale of $4.2 million, of which $2.5 million was recorded in fiscal year 2001 and $1.7 million was recorded in the fourth quarter of fiscal year 2002 upon the close of the sale.

As a result of the sale of Dock Resins, the financial results of Dock Resins have been reclassified to discontinued operations for all applicable periods. Unless otherwise specified, the information and descriptions provided in this report relate only to the continuing operations of the Company.

Sales and Marketing

Each of the Company's core businesses are supported by dedicated sales and marketing resources. The Company intends to develop its internal sales capacity as more products progress toward commercialization and as business volume expands geographically. During fiscal year 2005, sales to the Company's top five customers accounted for approximately 42% of its revenues, with the top customer, Costco Wholesale Corp., accounting for approximately 15% of the Company's revenues.

Food Products Technology Business

Apio has 17 sales people, located in central California and throughout the U.S., supporting the export business and the specialty packaged value-added produce business.

Agricultural Seed Technology Business

Landec Ag utilizes 40 seed sales consultants and associates located in Monticello, Indiana for its direct marketing of Fielders Choice Direct seed corn and Intellicoat coated products. Customer contacts are made based on direct responses and inquiries from customers.

Manufacturing and Processing

Landec intends to control the manufacturing of its own products whenever possible, as it believes that there is considerable manufacturing margin opportunity in its products. In addition, the Company believes that know-how and trade secrets can be better maintained by Landec retaining manufacturing capability in-house.

Food Products Technology Business

The manufacturing process for the Company's proprietary BreatheWay packaging products is comprised of polymer manufacturing, membrane manufacturing and label package conversion. Dock Resins currently manufactures virtually all of the polymers for the BreatheWay packaging. Select outside contractors currently manufacture the breathable membranes and Landec has transitioned virtually all of the label package conversion to Apio's Guadalupe facility to meet the increasing product demand and to provide additional developmental capabilities.

Apio processes all of its fresh-cut value-added products in its state-of-the-art processing facility located in Guadalupe, California. Cooling of produce is done through third parties and Apio Cooling, a separate company in which Apio has a 60% ownership interest and is the general partner.

Agricultural Seed Technology Business

The Company performs its batch coating operations in a leased facility in Oxford, Indiana. This facility is being used to coat other seed companies' inbred seed corn with the Company's Pollinator Plus seed corn coatings.

The Company has a pilot manufacturing facility in Indiana to support the commercialization of its Early Plant corn and for its Relay Cropping System for wheat/coated soybean products. This facility utilizes a continuous coating process that has increased seed coating capabilities by tenfold compared to the previous system using batch coaters. Landec Ag contracts for production of its hybrid seed corn from established seed producers.

General

Many of the raw materials used in manufacturing certain of the Company's products are currently purchased from a single source, including certain monomers used to synthesize Intelimer polymers and substrate materials for the Company's breathable membranes. In addition, a large majority of the hybrid corn varieties sold by Landec Ag are sourced from a single seed producer. Upon manufacturing scale-up of seed coating operations and as hybrid corn sales increase, the Company may enter into alternative supply arrangements. Although to date the Company has not experienced difficulty acquiring materials for the manufacture of its products nor has Landec Ag experienced difficulty in acquiring hybrid corn varieties, no assurance can be given that interruptions in supplies will not occur in the future, that the Company will be able to obtain substitute vendors, or that the Company will be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture and distribute its products and, consequently, could materially and adversely affect the Company's business, operating results and financial condition.

Research and Development

Landec is focusing its research and development resources on both existing and new applications of its Intelimer technology. Expenditures for research and development for the fiscal year ended May 29, 2005, for the fiscal year ended May 30, 2004, for the seven month period ended May 25, 2003 and for the fiscal year ended October 27, 2002 were $2.5 million, $3.5 million, $2.1 million and $3.5 million, respectively. Research and development expenditures funded by corporate partners were $20,000 for the fiscal year ended May 29, 2005, $173,000 for the fiscal year ended May 30, 2004, $392,000 for the seven month period ended May 25, 2003 and $975,000 for the fiscal year ended October 27, 2002. The Company may continue to seek funds for

applied materials research programs from U.S. government agencies as well as from commercial entities. The Company anticipates that it will continue to have significant research and development expenditures in order to maintain its competitive position with a continuing flow of innovative, high-quality products and services. As of May 29, 2005, Landec had 21 employees engaged in research and development with experience in polymer and analytical chemistry, product application, product formulation, mechanical and chemical engineering.

Competition

The Company operates in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food packaging and agricultural companies is intense. In addition, the nature of the Company's collaborative arrangements and its technology licensing business may result in its corporate partners and licensees becoming competitors of the Company. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company, and many have substantially greater experience in conducting field trials, obtaining regulatory approvals and manufacturing and marketing commercial products. There can be no assurance that these competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive.

Patents and Proprietary Rights

The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has been granted twenty-seven U.S. patents with expiration dates ranging from 2006 to 2021 and has filed applications for additional U.S. patents, as well as certain corresponding patent applications outside the United States, relating to the Company's technology. The Company's issued patents include claims relating to compositions, devices and use of a class of temperature sensitive polymers that exhibit distinctive properties of permeability, adhesion and viscosity control. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business, operating results and financial condition.

The commercial success of the Company will also depend, in part, on its ability to avoid infringing patents issued to others. The Company has received, and may in the future receive, from third parties, including some of its competitors, notices claiming that it is infringing third party patents or other proprietary rights. If the Company were determined to be infringing any third-party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. In addition, if patents are issued to others which contain claims that compete or conflict with those of the Company and such competing or conflicting claims are ultimately determined to be valid, the Company may be required to pay damages, to obtain licenses to these patents, to develop or obtain alternative technology or to cease using such technology. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license to any technology that it may require to commercialize its products could have a material adverse impact on the Company's business, operating results and financial condition.

Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in

substantial cost to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology and consequently, could have a material adverse effect on the Company's business, operating results and financial condition.

In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which the Company seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Government Regulations

The Company's products and operations are subject to regulation in the United States and foreign countries.

Food Products Technology Business

The Company's food packaging products are subject to regulation under the Food, Drug and Cosmetic Act ("FDC Act"). Under the FDC Act any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. Food additives may be substances added directly to food, such as preservatives, or substances that could indirectly become a component of food, such as waxes, adhesives and packaging materials.

A food additive, whether direct or indirect, must be covered by a specific food additive regulation issued by the FDA. The Company believes its proprietary BreatheWay packaging technology products are not subject to regulation as food additives because these products are not expected to become a component of food under their expected conditions of use. If the FDA were to determine that the Company's BreatheWay packaging technology products are food additives, the Company may be required to submit a food additive petition. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on the Company's business, operating results and financial condition.

The Company's agricultural operations are subject to a variety of environmental laws including the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those conducted by the Company, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, and further restrictions on the use of manufacturing chemicals could result in increased compliance costs.

The Company is subject to the United States Department of Agriculture ("USDA") rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, suspensions or withdrawal of regulatory approvals, product recalls, product seizures, including cessation of manufacturing and sales, operating restrictions and criminal prosecution.

Certain of the Company's products are also subject to the Perishable Agricultural Commodities Act ("PACA") law. PACA regulates fair trade standards in the fresh produce industry and governs all the products sold by Apio. Our failure to comply with the PACA requirements could among other things, result in

civil penalties, suspension or revocation of a license to sell produce, and in the most egregious cases, criminal prosecution, which could have a material adverse affect on our business.

Agricultural Seed Technology Business

The Company's agricultural products are subject to regulations of the USDA and the EPA. The Company believes its current Intellicoat seed coatings are not pesticides as defined in the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") and are not subject to pesticide regulation requirements. The process of meeting pesticide registration requirements is lengthy, expensive and uncertain, and may require additional studies by the Company. There can be no assurance that future products will not be regulated as pesticides. In addition, the Company believes that its Intellicoat seed coatings will not become a component of the agricultural products which are produced from the seeds to which the coatings are applied and therefore are not subject to regulation by the FDA as a food additive. While the Company believes that it will be able to obtain approval from such agencies to distribute its products, there can be no assurance that the Company will obtain necessary approvals without substantial expense or delay, if at all.

Polymer Manufacture

The Company's manufacture of polymers is subject to regulation by the EPA under the Toxic Substances Control Act ("TSCA"). Pursuant to TSCA, manufacturers of new chemical substances are required to provide a Pre-Manufacturing Notice ("PMN") prior to manufacturing the new chemical substance. After review of the PMN, the EPA may require more extensive testing to establish the safety of the chemical, or limit or prohibit the manufacture or use of the chemical. To date, PMNs submitted by the Company have been approved by the EPA without any additional testing requirements or limitation on manufacturing or use. No assurance can be given that the EPA will grant similar approval for future PMNs submitted by the Company.

Other

The Company and its products under development may also be subject to other federal, state and local laws, regulations and recommendations. Although Landec believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of its products and polymer materials, such regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations made by the FDA, EPA or other regulatory bodies, with possible retroactive effect, relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental controls, fire hazard control, and disposal of hazardous or potentially hazardous substances will not adversely affect the Company's business. There can also be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business. Furthermore, the introduction of the Company's products in foreign markets may require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in such foreign markets.

Employees

As of May 29, 2005, Landec had 167 full-time employees, of whom 46 were dedicated to research, development, manufacturing, quality control and regulatory affairs and 121 were dedicated to sales, marketing and administrative activities. Landec intends to recruit additional personnel in connection with the development, manufacturing and marketing of its products. None of Landec's employees is represented by a union, and Landec believes relationships with its employees are good.

Available Information

Landec's Web site is http://www.landec.com. Landec makes available free of charge its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our website is not part of this Report.

Item 2. ***Properties***

The Company owns or leases properties in Menlo Park and Guadalupe, California; West Lebanon, Oxford and Monticello, Indiana and Danville, Illinois.

These properties are described below:

Location	Business Segment	Ownership	Facilities	Acres of Land	Lease Expiration
Menlo Park, CA	Other	Leased	10,400 square feet of office and laboratory space	—	12/31/06
Monticello, IN	Agricultural Seed Technology	Owned	19,400 square feet of office space	0.5	—
West Lebanon, IN	Agricultural Seed Technology	Owned	4,000 square feet of warehouse and manufacturing space	—	—
Oxford, IN	Agricultural Seed Technology	Leased	13,400 square feet of laboratory and manufacturing space	—	6/30/06
Danville, IL	Agricultural Seed Technology	Leased	200,000 square feet of warehouse space	—	12/31/08
Guadalupe, CA	Food Products Technology	Owned	106,000 square feet of office space, manufacturing and cold storage	11.6	—

There are bank liens encumbering all of the Company's owned land and buildings.

Item 3. ***Legal Proceedings***

The Company is currently not a party to any material legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders during the fourth quarter of the Company's fiscal year ended May 29, 2005.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

The Common Stock is traded on the Nasdaq National Market under the symbol "LNDC". The following table sets forth for each period indicated the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.

Fiscal Year Ended May 29, 2005	High	Low
4th Quarter ending May 29, 2005	$8.25	$5.77
3rd Quarter ending February 27, 2005	$7.72	$6.00
2nd Quarter ending November 28, 2004	$8.00	$4.50
1st Quarter ending August 29, 2004	$7.40	$4.28
Fiscal Year Ended May 30, 2004	**High**	**Low**
4th Quarter ending May 30, 2004	$9.16	$5.97
3rd Quarter ending February 29, 2004	$8.25	$5.57
2nd Quarter ending November 30, 2003	$6.60	$3.56
1st Quarter ending August 31, 2003	$4.87	$3.01
Seven Months Ended May 25, 2003	**High**	**Low**
One month ending May 25, 2003	$3.13	$2.36
2nd Quarter ending April 27, 2003	$3.01	$2.25
1st Quarter ending January 26, 2003	$2.99	$1.54

There were approximately 92 holders of record of 24,116,228 shares of outstanding Common Stock as of July 14, 2005. Since certain holders are listed under their brokerage firm's names, the actual number of shareholders is higher. The Company has not paid any dividends on the Common Stock since its inception. The Company presently intends to retain all future earnings, if any, for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

The information under the heading "Equity Compensation Plan Information" in our definitive Proxy Statement for our 2005 Annual Meeting of Shareholders to be held on October 14, 2005, is incorporated by reference into Item 5 of this report.

Item 6. *Selected Financial Data*

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the information contained in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained in Item 8 of this report.

	Year Ended May 29, 2005	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002	Year Ended October 28, 2001	Year Ended October 29, 2000
				(Unaudited) (In thousands)			
Statement of Operations Data:							
Revenues:							
Product sales	$201,020	$185,664	$ 98,689	$ 96,513	$152,958	$141,314	$129,457
Services revenue	3,705	5,791	12,784	15,882	26,827	48,429	66,809
License fees	88	88	357	1,274	2,330	374	374
Research, development and royalty revenues	417	549	429	402	1,040	529	586
Total revenues	205,230	192,092	112,259	114,071	183,155	190,646	197,226
Cost of revenue:							
Cost of product sales	171,164	158,911	82,339	80,680	131,352	122,081	110,594
Cost of services revenue	2,094	3,390	9,216	12,505	20,463	40,751	56,621
Total cost of revenue	173,258	162,301	91,555	93,185	151,815	162,832	167,215
Gross profit	31,972	29,791	20,704	20,886	31,340	27,814	30,011
Operating costs and expenses:							
Research and development	2,543	3,452	2,118	2,018	3,532	3,270	3,444
Selling, general and administrative	23,412	22,284	15,185	16,293	26,114	27,398	26,927
Exit of domestic commodity vegetable business	—	—	1,095	—	—	—	—
Exit of fruit processing business	—	—	—	—	—	—	525
Total operating costs and expenses	25,955	25,736	18,398	18,311	29,646	30,668	30,896
Operating profit (loss)	6,017	4,055	2,306	2,575	1,694	(2,854)	(885)
Interest income	214	164	144	177	247	617	873
Interest expense	(414)	(811)	(642)	(1,097)	(1,551)	(2,789)	(2,083)
Minority interest expense	(411)	(537)	(235)	(224)	(525)	(28)	(101)
Other (expense)/income, net	(4)	29	218	71	336	216	126
Income (loss) from continuing operations	5,402	2,900	1,791	1,502	201	(4,838)	(2,070)
Discontinued Operations:							
Loss from discontinued operations	—	—	—	—	—	(537)	(14)
Loss on disposal of operations	—	—	—	—	(1,688)	(2,500)	—
Loss from discontinued operations	—	—	—	—	(1,688)	(3,037)	(14)
Net income (loss) before cumulative effect of change in accounting	5,402	2,900	1,791	1,502	(1,487)	(7,875)	(2,084)
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—		—	—	(1,914)
Net income (loss)	$ 5,402	$ 2,900	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)
Net income (loss)	$ 5,402	$ 2,900	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)
Dividends on Series B preferred stock	—	(464)	(219)	(202)	(412)	—	—
Net income (loss) applicable to common shareholders	$ 5,402	$ 2,436	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)	$ (3,998)

The gain of $436,000 in fiscal year 2002 on the sale of the fruit processing facility has been reclassified as it appears in prior filings from other income to selling, general and administrative expenses.

	Year Ended May 29, 2005	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002	Year Ended October 28, 2001	Year Ended October 29, 2000
				(Unaudited)			
			(In thousands, except per share data)				
Statement of Operations Data:							
Basic net income (loss) per share:							
Continuing operations	$ 0.23	$ 0.11	$ 0.08	$ 0.07	$ (0.01)	$ (0.29)	$ (0.13)
Discontinued operations	—	—	—	—	(0.09)	(0.19)	—
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	—	—	(0.12)
Basic net income (loss) per share	$ 0.23	$ 0.11	$ 0.08	$ 0.07	$ (0.10)	$ (0.48)	$ (0.25)
Diluted net income (loss) per share:							
Continuing operations	$ 0.21	$ 0.12	$ 0.07	$ 0.06	$ (0.01)	$ (0.29)	$ (0.13)
Discontinued operations	—	—	—	—	(0.09)	(0.19)	—
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	—	—	(0.12)
Diluted net income (loss) per share	$ 0.21	$ 0.12	$ 0.07	$ 0.06	$ (0.10)	$ (0.48)	$ (0.25)
Shares used in per share computation:							
Basic	23,704	21,396	20,948	17,777	18,172	16,371	15,796
Diluted	24,614	23,556	22,626	21,082	18,172	16,371	13,273

	May 29, 2005	May 30, 2004	May 25, 2003	October 27, 2002	October 28, 2001	October 29, 2000
			(In thousands)			
Balance Sheet Data:						
Cash and cash equivalents	$ 12,871	$ 6,458	$ 3,699	$ 7,849	$ 8,695	$ 8,636
Total assets	100,075	93,007	96,887	107,803	120,122	128,165
Debt	3,088	8,996	13,494	17,543	33,416	26,350
Convertible preferred stock	—	—	5,531	14,461	14,049	9,149
Accumulated deficit	(49,890)	(55,292)	(57,728)	(59,300)	(57,401)	(49,526)
Total shareholders' equity	72,060	61,549	57,903	55,963	49,839	52,178

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements contained in Item 8 of this report. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, those mentioned in this report and, in particular, the factors described below under "Additional Factors That May Affect Future Results." Landec undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this report.

Overview

Since its inception in October 1986, the Company has been engaged in the research and development of its Intelimer technology and related products. The Company has launched four product lines from this core development — QuickCast™ splints and casts, in April 1994, which was subsequently sold to Bissell Healthcare Corporation in August 1997; Intelimer packaging technology for the fresh-cut and whole produce packaging market, in September 1995; Intelimer Polymer Systems in June 1997 that includes polymer materials for various industrial applications and beginning in November 2003 for personal care applications; and Intellicoat coated inbred corn seeds in the Fall of 1999.

With the acquisition of Apio in December 1999 and Landec Ag in September 1997, the Company is focused on two core businesses — Food Products Technology and Agricultural Seed Technology. The Food Products Technology segment combines the Company's Intelimer packaging technology with Apio's fresh-cut and whole produce business. The Agricultural Seed Technology segment integrates the Intellicoat seed coating technology with Landec Ag's direct marketing, telephone sales and distribution capabilities. The Company also operates a Technology Licensing/Research and Development business which develops products to be licensed outside of the Company's core businesses. See "Business — Description of Core Business".

From inception through May 29, 2005, the Company's accumulated deficit was $49.9 million. The Company may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and there can be no assurance that the Company will be able to sustain profitability in future years.

Critical Accounting Policies and Use of Estimates

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.

Notes and Advances Receivables

Apio has made advances to fruit growers for the development of orchards, and to produce growers for crop and harvesting costs. Typically, except for development advances, these advances are paid off within the growing season (less than one year) from harvested crops. Development advances and advances not fully paid during the current growing season are converted to interest bearing obligations, evidenced by contracts and notes receivable. These notes receivable and advances are secured by liens on land and/or crops and have terms that range from twelve to sixty months. Notes receivable are periodically reviewed (at least quarterly) for collectibility. A reserve is established for any note or advance deemed to not be fully collectible based upon an estimate of the crop value or the fair value of the security for the note or advance. If crop prices or the fair value of the underlying security declines the Company may be unable to fully recoup its note or advance

receivable and the estimated losses would rise in the current period, potentially to the extent of the total note or advance receivable.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt losses are partially mitigated due to low risks related to the fact that the Company's customers are predominantly large financially sound national and regional retailers.

Inventories

Inventories are stated at the lower of cost or market. If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on specific identification for unusable inventory and an additional reserve, based on historical losses, for inventory considered to be useable.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, title has transferred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts. If actual future returns and allowances differ from past experience, additional allowances may be required.

Licensing revenue is recognized in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition (a replacement of SAB 101)*, (SAB 104). Initial license fees are deferred and amortized over the period of the agreement to revenue when a contract exists, the fee is fixed and determinable, and collectibility is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

Prior to November 1, 1999, the Company recognized noncancellable, nonrefundable license fees as revenue when received and when all significant contractual obligations of the Company relating to the fees had been met. Effective November 1, 1999, the Company changed its method of accounting for noncancellable, nonrefundable license fees to recognize such fees over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement. The Company believes the change in accounting principle is preferable based on guidance provided in SAB 104. The $1.9 million cumulative effect of the change in accounting principle, calculated as of November 1, 1999, was reported as a charge in the year ended October 29, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the research and development period or supply period commitment of the agreement. During the year ended October 29, 2000, the impact of the change in accounting was to increase net loss by approximately $1.5 million, or $0.10 per share, comprised of the $1.9 million cumulative effect of the change as described above ($0.12 per share), net of $374,000 of the related deferred revenue which was recognized as "recycled" revenue during 2000 ($0.02 per share). "Recycled" revenue refers to revenue that had previously been recognized as licensing revenue in the Company's financial statements, but as a result of the Company's adoption of SAB 104, was reversed through a cumulative effect of a change in accounting in fiscal year 2000 and is now being recognized as revenue over the research and development period and/or the supply period commitment of the agreement, whichever is longer.

During the fiscal years ended May 29, 2005 and May 30, 2004 and for the seven months ended May 25, 2003, and for fiscal year ended October 27, 2002, $88,000, $88,000, $51,000 and $302,000, respectively, of the related deferred revenue was recognized as "recycled" revenue. The remainder of the related deferred revenue will be recognized as revenue per fiscal year as follows: $88,000 per year for 2006 through 2012, and $21,000 for fiscal year 2013.

Contract revenue for research and development (R&D) is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

Goodwill and Other Intangible Asset Impairment

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective October 29, 2001 and is required to evaluate its goodwill and indefinite lived intangible assets for impairment annually. This evaluation incorporates a variety of estimates including the fair value of the Company's operating segments. If the carrying value of an operating segment's assets exceeds the estimated fair value, the Company would likely be required to record an impairment loss, possibly for the entire carrying balance of goodwill and intangible assets. To date no impairment losses have been incurred.

Recent Accounting Pronouncements

Accounting for Stock-Based Compensation

In December 2004, the FASB issued Statement No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123R, which is a revision of SFAS No. 123, and supersedes APB Opinion 25. SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the statement of operations based on their fair values. On April 14, 2005, the SEC adopted a new rule that amended the compliance dates for SFAS 123R such that the Company is now allowed to adopt the new standard effective in the second quarter of fiscal year 2007. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, recognizes no compensation cost for employee stock options.

Under SFAS 123R, the Company must determine the appropriate fair value model and related assumptions to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is currently evaluating the requirements of SFAS 123R as well as option valuation methodologies related to its stock option plans. Although the Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, the Company expects that the adoption of SFAS 123R may have a material impact on the Company's consolidated results of operations. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on, among other things, the levels of share-based payments granted in the future, the method of adoption and the option valuation method used. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

Results of Operations

Fiscal Year Ended May 29, 2005 Compared to Fiscal Year Ended May 30, 2004

Revenues (in thousands):

	Fiscal Year Ended May 29, 2005	Fiscal Year Ended May 30, 2004	Change
Apio Value Added	$116,740	$101,067	16%
Apio Trading	58,660	59,311	(1)%
Apio Tech	52	1,715	(97)%
Apio Service	3,704	5,793	(36)%
Total Apio	179,156	167,886	7%
Landec Ag	25,648	23,641	8%
Corporate	426	565	(25)%
Total Revenues	$205,230	$192,092	7%

Apio Value Added

Apio's value-added revenues consist of revenues generated from the sale of specialty packaged fresh-cut and whole value-added processed vegetable products that are washed and packaged in our proprietary packaging and sold under Apio's Eat Smart brand, the Dole brand and various private labels.

The increase in Apio's value-added revenues for the fiscal year ended May 29, 2005 compared to the same period last year is due to increased product offerings, increased sales to existing customers and the addition of new customers. Specifically, sales of Apio's value-added 12-ounce specialty packaged retail product line grew 13% and sales of Apio's value-added vegetable tray products grew 60% during the fiscal year ended May 29, 2005 compared to the same period last year. Overall value-added sales volume increased 9% during the fiscal year ended May 29, 2005 compared to the same period last year.

Apio Trading

Apio trading revenues consist of revenues generated from the purchase and sale of primarily whole commodity fruit and vegetable products to Asia through Apio's export company, Cal-Ex and from the purchase and sale of whole commodity fruit and vegetable products domestically to Wal-Mart. The export portion of trading revenues for fiscal year 2005 was $48.8 million or 83% of total trading revenues.

The slight decrease in revenues in Apio's trading business for the fiscal year ended May 29, 2005 compared to the same period last year was primarily due to produce shortages during the winter months as a result of near record rains in the Western portion of the United States. Trading sales volumes were lower by 7% for the fiscal year ended May 29, 2005 compared to the same period last year. The decrease in volumes was virtually offset by higher average sales prices due to the scarcity of product during certain months of the year.

Apio Tech

Apio Tech consists of Apio's packaging technology business using its BreatheWay™ membrane technology. The first commercial application included in Apio Tech is our banana packaging technology. Current revenues generated from Apio Tech are from the sale of our proprietary packaging for bananas.

The decrease in revenues from the sale of bananas for the fiscal year ended May 29, 2005 compared to the same period last year was due to the Company only selling banana packaging not bananas themselves in fiscal year 2005. In addition, the sales of banana packaging occurred solely during the Company's fourth fiscal quarter of fiscal year 2005 and were for market trial purposes.

Apio Service

Prior to its sale on June 30, 2003 to Apio Fresh, Apio operated a domestic commodity vegetable business that marketed and sold whole produce for growers. Apio charged a per carton service fee for marketing and selling these whole commodity products. Subsequent to June 30, 2003, Apio's service revenues consist of revenues generated from Apio Cooling, LP, a vegetable cooling operation in which Apio is the general partner with a 60% ownership position.

The decrease in service revenues during the fiscal year ended May 29, 2005 compared to the same period last year is due to a 2% decrease in volumes in Apio's cooling operation due to lower commodity product volumes from Apio Fresh and one month of commodity revenues in fiscal year 2004 before the sale of Apio Fresh.

Landec Ag

Landec Ag revenues consist of revenues generated from the sale of hybrid seed corn to farmers under the Fielder's Choice Direct® brand and from the sale of Intellicoat coated corn and soybean seeds to farmers and seed companies. For the fiscal years ended May 29, 2005 and May 30, 2004, over 90% of Landec Ag's revenues were from the sale of uncoated hybrid seed corn under the Fielder's Choice brand.

The increase in revenues at Landec Ag during the fiscal year ended May 29, 2005 compared to the same period last year is due to a change in product mix to higher priced hybrid corn varieties that resulted in a 4% increase in the average price per unit. In addition, sales volumes increased 5% in fiscal year 2005 compared to fiscal year 2004.

Corporate

Corporate revenues consist of revenues generated from partnering with others under research and development agreements and supply agreements and from fees for licensing our proprietary Intelimer technology to others and from the corresponding royalties from these license agreements.

The decrease in Corporate revenues for the fiscal year ended May 28, 2005 compared to the same period of the prior year is primarily due to the completion of two R&D contracts (UCB and a medical device collaboration) in early fiscal year 2004 which resulted in R&D revenues decreasing $152,000 in fiscal year 2005 compared to fiscal year 2004.

Gross Profit (in thousands):

	Fiscal Year Ended May 29, 2005	Fiscal Year Ended May 30, 2004	Change
Apio Value Added	$17,422	$15,792	10%
Apio Trading	3,118	2,898	8%
Apio Tech	15	(862)	102%
Apio Service	1,638	2,403	(32)%
Total Apio	22,193	20,231	10%
Landec Ag	9,448	9,086	4%
Corporate	331	474	(30)%
Total Gross Profit	$31,972	$29,791	7%

General

There are numerous factors that can influence gross profits including product mix, customer mix, manufacturing costs, volume, sale discounts and charges for excess or obsolete inventory, to name a few. Many

of these factors influence or are interrelated with other factors. Therefore, it is difficult to precisely quantify the impact of each item individually. The Company includes in cost of sales all the costs related to the sale of products in accordance with generally accepted accounting principles. These costs include the following: raw materials (including produce, seeds and packaging), direct labor, overhead (including indirect labor, depreciation, and facility related costs) and shipping and shipping related costs. The following discussion surrounding gross profits includes management's best estimates of the reasons for the changes for the fiscal year ended May 29, 2005 compared to the same period last year as outlined in the table above.

Apio Value-Added

The increase in gross profits for Apio's value-added specialty packaged vegetable business for the fiscal year ended May 29, 2005 compared to the same period last year was due to (1) a 16% increase in value-added sales during fiscal year 2005 and (2) improved manufacturing efficiencies through further automation of Apio's production process. These increases in gross profits were partially offset by produce shortages in March 2005 and the first half of April 2005 due to near record rains in the Western U.S. this past winter which reduced gross profits by approximately $1.1 million.

Apio Trading

Apio's trading business is a buy/sell business that realizes a commission-based margin in the 4-6% range. The increase in gross profits during the fiscal year ended May 29, 2005 compared to the same period last year was primarily due to a sales mix change to higher margin fruit and vegetable products which increased fiscal year 2005 gross margins to 5.8% compared to gross margins of 5.0% for the same period last year.

Apio Tech

The increase in gross profits for Apio Tech for the fiscal year ended May 29, 2005 compared to the same period last year was due to Apio only selling its proprietary banana packaging in fiscal year 2005 versus selling bananas in its banana packaging in fiscal year 2004 which resulted in significant gross profit losses.

Apio Service

The decrease in Apio's service business gross profits during the fiscal year ended May 29, 2005 compared to the same period last year was directly attributable to lower volume sales in Apio's cooling operation and the sale of Apio Fresh in June 2003.

Landec Ag

The increase in gross profits for Landec Ag for the fiscal year ended May 29, 2005 compared to the same period last year was due to the increase in revenues, partially offset by higher royalty fees on corn seed hybrids with traits, such as genetics or certain chemicals, resulting in lower gross profits as a percentage of sales in fiscal year 2005 compared to the same period last year.

Corporate

The decrease in gross profits for Corporate for the fiscal year ended May 29, 2005 compared to the same period last year was primarily due to the completion of two R&D contracts (UCB and a medical device collaboration) in early fiscal year 2004 which resulted in R&D gross profits decreasing $152,000 in fiscal year 2005 compared to fiscal year 2004.

Operating Expenses (in thousands):

	Fiscal Year Ended May 29, 2005	Fiscal Year Ended May 30, 2004	Change
Research and Development:			
Apio	$ 831	$ 1,246	(33)%
Landec Ag	647	857	(25)%
Corporate	1,065	1,349	(21)%
Total R&D	$ 2,543	$ 3,452	(26)%
Selling, General and Administrative:			
Apio	$12,354	$12,498	(1)%
Landec Ag	7,857	7,017	12%
Corporate	3,201	2,769	16%
Total S,G&A	$23,412	$22,284	5%

Research and Development

Landec's research and development expenses consist primarily of expenses involved in the development and process scale-up initiatives. Research and development efforts at Apio are focused on the Company's proprietary BreatheWay membranes used for packaging produce, with recent focus on extending the shelf life of bananas and other shelf-life sensitive vegetables and fruit. At Landec Ag, the research and development efforts are focused on the Company's proprietary Intellicoat coatings for seeds, primarily corn seed. At Corporate, the research and development efforts are focused on uses for the proprietary Intelimer polymers outside of food and agriculture.

The decrease in research and development expenses for the fiscal year ended May 29, 2005 compared to the same period last year was primarily due to lower research and development expenses associated with (1) the Company's specialty packaging banana program as the focus of the program has shifted to market testing of the packaging technology with Apio's partner, Chiquita Brands International, (2) a greater shift of Landec Ag research and development personnel to production activities in fiscal year 2005 compared to fiscal year 2004 and (3) a reduction in staff at Corporate and lower facility related expenses in fiscal year 2005 compared to fiscal year 2004.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of sales and marketing expenses associated with Landec's product sales and services, business development expenses and staff and administrative expenses.

The increase in selling, general and administrative expenses, excluding the $713,000 gain on the sale of land at Apio which is netted against selling, general and administrative expenses, for the fiscal year ended May 29, 2005 compared to the same period last year was primarily due to an increase in selling and marketing expenses at Apio and Landec Ag in order to increase revenues.

Other (in thousands):

	Fiscal Year Ended May 29, 2005	Fiscal Year Ended May 30, 2004	Change
Interest Income	$ 214	$ 164	30%
Interest Expense	(414)	(811)	(49)%
Minority Interest Expense	(411)	(537)	(23)%
Other (Expense)/Income	(4)	29	(114)%
Total Other Expense	$(615)	$(1,155)	(47)%

Interest Income

The increase in interest income for the fiscal year ended May 29, 2005 compared to the same period last year was primarily due to the increase in cash available for investing.

Interest Expense

The decrease in interest expense during the fiscal year ended May 29, 2005 compared to the same period last year was due to the Company using cash generated from operations to pay down debt and thus lowering interest expenses.

Minority Interest Expense

The minority interest expense consists of the minority interest associated with the limited partners' equity interest in the net income of Apio Cooling, LP.

The decrease in the minority interest in fiscal year 2005 compared to fiscal year 2004 was due to lower profits generated from Apio Cooling in fiscal year 2005.

Other

Other consists of non-operating income and expenses.

Fiscal Year Ended May 30, 2004 Compared to Twelve Months Ended May 25, 2003 (the twelve months ended May 25, 2003 amounts are unaudited and presented for comparative purposes only)

Revenues (in thousands):

	Fiscal Year Ended May 30, 2004	Twelve Months Ended May 25, 2003	Change
		(Unaudited)	
Apio Value Added	$101,067	$ 82,447	23%
Apio Trading	59,311	47,989	24%
Apio Tech	1,715	4,540	(62)%
Apio Service	5,793	23,122	(75)%
Total Apio	167,886	158,098	6%
Landec Ag	23,641	21,014	13%
Corporate	565	2,230	(75)%
Total Revenues	$192,092	$181,342	6%

Apio Value Added

Apio's value-added revenues consist of revenues generated from the sale of specialty packaged fresh-cut and whole value-added processed vegetable products that are washed and packaged in our proprietary packaging and sold under Apio's Eat Smart brand, the Dole brand and various private labels.

The increase in Apio's value-added revenues for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003 is due to increased product offerings, increased sales to existing customers and the addition of new customers. Specifically, sales of Apio's value-added 12-ounce specialty packaged retail product line grew 44% and sales of Apio's value-added vegetable tray products grew 84% during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003. Overall value-added sales volume increased 23% during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003.

Apio Trading

Apio trading revenues consist of revenues generated from the purchase and sale of primarily whole commodity fruit and vegetable products to Asia through Apio's export company, Cal-Ex and from the purchase and sale of whole commodity fruit and vegetable products domestically to Wal-Mart. The export portion of trading revenues for fiscal year 2004 was $48.7 million or 82% of total trading revenues.

The increase in revenues in Apio's trading business for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003 was primarily due to changes in the provisions of certain export contracts. Based on these revised contracts, the Company takes title to the products and therefore recognizes the revenue at its gross sales value rather than recording only the commission portion as revenue as it had done in previous years before the changes in the provisions on certain of these contracts had been completed. In addition, export sales volumes were higher by 14% for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003.

Apio Tech

Apio Tech consist of Apio's packaging technology business using its BreatheWay™ membrane technology. The first commercial application included in Apio Tech is our banana packaging technology. During fiscal year 2004, Apio sold bananas in our proprietary packaging almost exclusively to food service companies whereas in the twelve months ended May 25, 2003, there were also product sales to retail grocery chains.

The decrease in revenues from the sale of bananas for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was due to the Company not selling bananas to retail grocery stores in fiscal year 2004 resulting in a 46% decrease in the unit volume of bananas sold. This decrease was due to the Company focusing on selling bananas to food service companies and developing alternative packaging formats during fiscal year 2004. During the fourth fiscal quarter of 2004, Apio began to transition from sourcing its own bananas to working with banana shippers who will package their bananas in Landec's packaging and sell those packaged bananas to food service and retail customers.

Apio Service

Prior to its sale on June 30, 2003, Apio operated a domestic commodity vegetable business that marketed and sold whole produce for growers. Apio charged a per carton service fee for marketing and selling these whole commodity products. Subsequent to June 30, 2003, Apio's service revenues consist of revenues generated from Apio Cooling, LP, a vegetable cooling operation in which Apio is the general partner with a 60% ownership position.

The decrease in service revenues during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, is directly attributable to the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Landec Ag

Landec Ag revenues consist of revenues generated from the sale of hybrid seed corn to farmers under the Fielder's Choice Direct® brand and from the sale of Intellicoat coated corn and soybean seeds to farmers and seed companies. For the fiscal year ended May 30, 2004 and the twelve month period ended May 25, 2003, over 90% of Landec Ag's revenues were from the sale of hybrid seed corn under the Fielder's Choice brand.

The increase in revenues at Landec Ag during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, is due to a change in product mix to higher priced hybrid corn varieties that resulted in a 16% increase in the average price per unit.

Corporate

Corporate revenues consist of revenues generated from partnering with others under research and development agreements and supply agreements and from fees for licensing our proprietary Intelimer technology to others and from the corresponding royalties from these license agreements.

The decrease in Corporate revenues for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, is due primarily to a decrease in revenues from the $2.0 million licensing agreement with UCB Chemicals Corporation ("UCB") entered into in December 2001 which was recognized to revenue ratably over a 12-month period through December 2002 and from the completion of the research and development agreement with a medical device company in June 2003.

Gross Profit (in thousands):

	Fiscal Year Ended May 30, 2004	Twelve Months Ended May 25, 2003 (Unaudited)	Change
Apio Value Added	$15,792	$11,531	37%
Apio Trading	2,898	3,002	(3)%
Apio Tech	(862)	(476)	(81)%
Apio Service	2,403	6,178	(61)%
Total Apio	20,231	20,235	—
Landec Ag	9,086	8,693	5%
Corporate	474	2,230	(79)%
Total Gross Profit	$29,791	$31,158	(4)%

General

There are numerous factors that can influence gross profits including product mix, customer mix, manufacturing costs (raw materials, such as fresh produce, corn seed, polymer materials and packaging, labor and overhead), volume, sale discounts and charges for excess or obsolete inventory, to name a few. Many of these factors influence or are interrelated with other factors. Therefore, it is difficult to precisely quantify the impact of each item individually. The following discussion surrounding gross profits includes management's best estimates of the reasons for the changes for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, as outlined in the table above.

Apio Value-Added

The increase in gross profits for Apio's value-added specialty packaged vegetable business for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was due to (1) a 23% increase in value-added sales during fiscal year 2004, (2) product mix changes to higher margin products such as vegetable trays and (3) improved manufacturing efficiencies through further automation of Apio's production

process. These increases in gross profits were partially offset by produce shortages in late December 2003 and most of January 2004 which reduced gross profits by $1.5 million.

Apio Trading

Apio's trading business is a buy/sell business that realizes a commission-based margin in the 4-6% range. The decrease in gross profits during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was primarily due to a sales mix change to lower margin fruit products from higher margin broccoli products.

Apio Tech

The decrease in gross profits for Apio Tech for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was primarily due to Apio only selling bananas in its proprietary packaging to a few food service companies during fiscal year 2004 versus selling bananas to both food service companies and retail grocery chains in 2003. In addition, food service companies often do not purchase the entire container load of bananas that Apio has had shipped from Central America. When this occurs, Apio has to sell the remaining bananas on the open market at prices that do not cover its full costs and recognizes negative gross profits on the sale of those bananas. During the fourth fiscal quarter of 2004, Apio began to transition from sourcing its own bananas to working with banana shippers who will package their bananas in Landec's packaging and sell those packaged bananas to food service and retail customers.

Apio Service

The decrease in Apio's service business gross profits during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was directly attributable to the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Landec Ag

The increase in gross profits for Landec Ag for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was due to the increase in revenues, partially offset by higher royalty fees on corn seed hybrids with traits, such as genetics or certain chemicals, resulting in lower gross profits as a percentage of sales in fiscal year 2004 compared to the twelve months ended May 25, 2003.

Corporate

The decrease in gross profits for Corporate for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was primarily due to the $2.0 million licensing agreement with UCB, which was entered into in December 2001, being recognized to gross profits ratably over a 12-month period through December 2002 and from the completion of the research and development agreement with a medical device company in June 2003.

Operating Expenses (in thousands):

	Fiscal Year Ended May 30, 2004	Twelve Months Ended May 25, 2003	Change
		(Unaudited)	
Research and Development:			
Apio	$ 1,246	$ 1,386	(10)%
Landec Ag	857	901	(5)%
Corporate	1,349	1,274	6%
Total R&D	$ 3,452	$ 3,561	(3)%
Selling, General and Administrative:			
Apio	$12,498	$16,349	(24)%
Landec Ag	7,017	7,083	(1)%
Corporate	2,769	2,741	1%
Total S,G&A	$22,284	$26,173	(15)%

Research and Development

Landec's research and development expenses consist primarily of expenses involved in the development and process scale-up initiatives. Research and developments efforts at Apio are focused on the Company's proprietary breathable membranes used for packaging produce, with recent focus on extending the shelf life of bananas. At Landec Ag, the research and development efforts are focused on the Company's proprietary Intellicoat coatings for seeds, primarily corn seed. At Corporate, the research and development efforts are focused on uses for the proprietary Intelimer polymers outside of food and agriculture.

The decrease in research and development expenses for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was primarily due to lower research and development expenses associated with the Company's specialty packaging banana program as the focus of the program has shifted to market testing of the packaging technology and developing collaborative supply arrangements with banana shippers.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of sales and marketing expenses associated with Landec's product sales and services, business development expenses and staff and administrative expenses.

The decrease in selling, general and administrative expenses for the fiscal year 2004 compared to the twelve months ended May 25, 2003, was primarily due to a decrease in selling, general and administrative expenses at Apio as a result of the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Other (in thousands):

	Fiscal Year Ended May 30, 2004	Twelve Months Ended May 25, 2003	Change
		(Unaudited)	
Interest Income	$ 164	$ 215	(24)%
Interest Expense	(811)	(1,096)	(26)%
Minority Interest Expense	(537)	(534)	1%
Other Income	29	480	(94)%
Total Other Expense	$(1,155)	$ (935)	24%

Interest Income

The decrease in interest income for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was due to a reduction in interest bearing notes receivable at Apio.

Interest Expense

The decrease in interest expense during the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was due to the Company using cash generated from operations to pay down debt and thus lowering interest expenses.

Minority Interest Expense

The minority interest expense consists of the minority interest associated with the limited partners' equity interest in the net income of Apio Cooling, LP.

Other

Other consists of non-operating income and expenses such as the gain or loss on the sale of assets.

The decrease in the net other income for the fiscal year ended May 30, 2004 compared to the twelve months ended May 25, 2003, was primarily due to a decrease in income recognized during fiscal year 2004 compared to twelve months ended May 25, 2003. During the twelve months ended May 25, 2003, other income included $160,000 in farm equipment rental income associated with the domestic commodity vegetable business sold in June 2003 and other miscellaneous credits.

Seven Months Ended May 25, 2003 Compared to Seven Months Ended June 2, 2002 (unaudited)

Total revenues for the seven months ended May 25, 2003 were $112.3 million compared to $114.1 million during the same period in 2002. Revenues from product sales and services for the seven months ended May 25, 2003 decreased to $111.5 million from $112.4 million during the same period of 2002 due primarily to decreased revenues in (1) Apio's "fee-for-service" commodity business which decreased to $12.8 million during the seven months ended May 25, 2003 compared to $15.9 million in revenues during the same period of 2002 as a result of the Company focusing on its value added business, (2) Apio's export business which decreased to $17.9 million during the seven months ended May 25, 2003 compared to $21.6 million during the same period of 2002 as a result of decreased sales of broccoli and fruit to Asia and (3) Apio's banana business which decreased to $1.7 million during the seven months ended May 25, 2003 compared to $3.1 million for the same period of 2002 as a result of reduced retail sales as the Company prepared for market trials. These decreases in revenue were partially offset by increased revenues in Apio's value added fresh-cut and whole vegetable produce business which increased to $54.3 million during the seven months ended May 25, 2003 from $47.1 million in the same period of 2002 as a result of increased product offerings, increased sales to existing customers and the addition of new customers. In addition, Landec Ag revenues increased to $21.0 million during the seven months ended May 25, 2003 from $19.5 million in the same period of 2002 due

to a change in product mix to higher revenue products. Revenues from license fees decreased to $357,000 for the seven months ended May 25, 2003 from $1.3 million for the same period of 2002 due primarily to a decrease in revenues from the $2.0 million licensing agreement with UCB Chemicals Corporation entered into in December 2001 which was recognized ratably over a 12-month period through December 2002. Revenues from research and development funding for the seven months ended May 25, 2003 increased to $429,000 from $402,000 during the same period of 2002.

Cost of product sales and services consists of material, labor and overhead. Cost of product sales and services was $91.6 million for the seven months ended May 25, 2003 compared to $93.2 million for the same period of 2002. Gross profit from product sales and services as a percentage of revenue from product sales and services increased to 18% during the seven months ended May 25, 2003 from 17% during the same period of 2002. The increase in the gross margin percentage during the seven months ended May 25, 2003 compared to the same period of 2002 was due to higher margins in Apio's value added vegetable business. Excluding the impact from farming activities, gross margins from product sales and services for the seven months ended May 25, 2003 would have been 19% compared to 16% during the same period of 2002. During the seven months ended May 25, 2003, the Company realized losses from farming activities associated with its commodity business of $1.1 million compared to income from farming activities of $926,000 for the seven months ended June 2, 2002. Overall gross profit was virtually flat at $20.7 million for the seven months ended May 25, 2003 compared to $20.9 million for the same period of 2002.

Research and development expenses increased to $2.1 million for the seven months ended May 25, 2003 compared to $2.0 million during the same period of 2002, an increase of 5%. The increase in research and development expenses during the seven months ended May 25, 2003 compared to the same period of 2002 was primarily due to efforts being spent to develop the Company's banana and seed technologies.

Selling, general and administrative expenses were $15.2 million for the seven months ended May 25, 2003 compared to $16.3 million for the same period of 2002, a decrease of 7%. The decrease in selling, general and administrative expenses during the seven months ended May 25, 2003 compared to the same period of 2002 is primarily due to a decrease in selling, general and administrative expenses at Apio resulting from its cost reduction efforts. For the seven months ended May 25, 2003 sales and marketing expenses decreased to $5.5 million from $6.0 million during the same period of 2002.

Effective June 30, 2003, the Company sold certain assets related to its former domestic commodity vegetable business to Apio Fresh, LLC, in exchange for notes receivable, a long-term produce supply agreement for the Company's value-added specialty packaging business and a per carton royalty for use of Apio's brand names based on units sold by Apio Fresh, LLC. As a result of no longer being in the domestic commodity vegetable business, the Company recorded a $1.1 million charge at May 25, 2003, primarily for the write down of inventories and notes receivable associated with the domestic commodity vegetable business.

Interest income for the seven months ended May 25, 2003 was $144,000 compared to $177,000 for the same period of 2002. Interest expense for the seven months ended May 25, 2003 was $642,000 compared to $1.1 million for the same period of 2002. The decrease in interest expense is due to using cash generated from operations, the sale of non-strategic assets and from past equity financings to pay down debt and thus lower interest expenses.

Liquidity and Capital Resources

As of May 29, 2005, the Company had cash and cash equivalents of $12.9 million, a net increase of $6.4 million from $6.5 million at May 30, 2004.

Cash Flow from Operating Activities

Landec generated $13.0 million of cash flow from operating activities during fiscal year 2005 compared to $7.5 million during fiscal year 2004. The primary sources of cash during the fiscal year ended May 29, 2005 were from net income, a decrease in seed inventory, and an increase in payables as a result of the timing of payments.

Cash Flow from Investing Activities

Net cash used in investing activities for the year ended May 29, 2005 was $5.2 million compared to $665,000 for the same period last year. The primary uses of cash from investing activities in fiscal year 2005 were for the purchase of $3.7 million of property and equipment and $2.0 million invested in marketable securities.

Cash Flow from Financing Activities

Net cash used in financing activities for the fiscal year ended May 29, 2005 was $1.4 million compared to $4.1 million for the same period last year. The primary use of cash was to repay debt of $7.1 million. This use of cash was partially offset by proceeds from the sale of $5.1 million of the Company's Common Stock and the proceeds from the issuance of $1.2 million of long-term debt for the expansion of the Apio facility.

Capital Expenditures

During the fiscal year ended May 29, 2005, Landec purchased vegetable processing equipment and expanded its processing facility to support the growth of Apio's value added business. These expenditures represented the majority of the $3.7 million of equipment purchased.

Debt

In August 2003, Apio entered into a new $12 million working capital line and a $3 million equipment line (the "Lines") with Wells Fargo Business Credit, Inc. ("Wells Fargo"). The term of the Lines is three years expiring on July 31, 2006. During fiscal year 2005, the interest rate was calculated based on the LIBOR rate plus 2%, or approximately 5% on an annual basis. The Lines contain restrictive covenants that require Apio to meet certain financial tests including minimum levels of net income, minimum debt coverage ratio, minimum net worth and maximum capital expenditures. Apio was in compliance with all of the loan covenants throughout fiscal year 2005. Landec has pledged substantially all of the assets of Apio to secure the Lines. As of May 29, 2005, no amounts were outstanding under the Lines.

On September 1, 2004, Apio entered into with Wells Fargo Bank N.A. ("Wells Fargo") a new $10 million revolving line of credit that expires on August 31, 2006, a 12-month, $4.8 million equipment line of credit, and a 36-month, $1.2 million term note for equipment purchased under the equipment line of credit with Wells Fargo Business Credit (collectively the "Loan Agreement"). Outstanding amounts under the Loan Agreement bear interest at either the prime rate or the LIBOR adjustable rate plus 2.25% (5.375% at May 29, 2005). The Loan Agreement contains certain restrictive covenants, which requires Apio to meet certain financial tests, including, minimum levels of net income, maximum leverage ratio, minimum net worth and maximum capital expenditures. Landec has pledged substantially all of the assets of Apio to secure the lines with Wells Fargo. Concurrently with entering into this agreement with Wells Fargo, the Company paid off and terminated its lines of credit with Wells Fargo Business Credit. At May 29, 2005, no amounts were outstanding under the revolving line of credit or the equipment line of credit. Apio has been in compliance with all loan covenants in the Loan Agreement since the inception of this loan.

Landec Ag has a revolving line of credit which allows for borrowings of up to $7.5 million, based on Landec Ag's inventory levels. The interest rate on the revolving line of credit is the prime rate plus 0.375%, currently 6.625% on an annual basis. The line of credit contains certain restrictive covenants, which, among other things, restrict the ability of Landec Ag to make payments on debt owed by Landec Ag to Landec. Landec Ag was in compliance with all of the loan covenants throughout fiscal year 2005. Landec has pledged substantially all of the assets of Landec Ag to secure the line of credit. At May 29, 2005, no amounts were outstanding under Landec Ag's revolving line of credit.

At May 29, 2005, Landec's total debt, including current maturities and capital lease obligations, was $3.1 million and the total debt to equity ratio was 4% as compared to 15% at May 30, 2004. This debt was comprised of term debt and capital lease obligations, $2.1 million of which is mortgage debt on Apio's manufacturing facilities. The amount of debt outstanding on the Company's revolving lines of credit fluctuates

over time. Borrowings on Landec's lines of credit are expected to vary with seasonal requirements of the Company's businesses.

Contractual Obligations

The Company's material contractual obligations for the next five years and thereafter as of May 29, 2005, are as follows (in thousands):

	Due in Fiscal Year Ended May						
Obligation	**Total**	**2006**	**2007**	**2008**	**2009**	**2010**	**Thereafter**
Lines of Credit	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Long-term Debt	3,008	516	523	263	136	143	1,427
Capital Leases	80	32	22	23	3	—	—
Interest Expense	1,157	232	138	107	90	83	507
Operating Leases	1,991	606	612	324	281	168	—
Licensing Obligation	700	100	100	100	100	100	200
Purchase Commitments	816	816	—	—	—	—	—
Total	$7,752	$2,302	$1,395	$817	$610	$494	$2,134

Interest expense was determined based on the assumption that the Company's lines of credit will have an average daily outstanding balance of $1.0 million at an annual interest rate of 6.5% for all periods presented. The interest expense on long term notes and lease obligations is based on the payment schedules and interest rates from the relevant agreements.

Landec is not a party to any agreements with, or commitments to, any special purpose entities that would constitute material off-balance sheet financing other than the operating lease commitments listed above.

Landec's future capital requirements will depend on numerous factors, including the progress of its research and development programs; the development of commercial scale manufacturing capabilities; the development of marketing, sales and distribution capabilities; the ability of Landec to establish and maintain new collaborative and licensing arrangements; any decision to pursue additional acquisition opportunities; weather conditions that can affect the supply and price of produce, the timing and amount, if any, of payments received under licensing and research and development agreements; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; the ability to comply with regulatory requirements; the emergence of competitive technology and market forces; the effectiveness of product commercialization activities and arrangements; and other factors. If Landec's currently available funds, together with the internally generated cash flow from operations are not sufficient to satisfy its capital needs, Landec would be required to seek additional funding through other arrangements with collaborative partners, additional bank borrowings and public or private sales of its securities. There can be no assurance that additional funds, if required, will be available to Landec on favorable terms if at all.

Landec believes that its cash from operations, along with existing cash, cash equivalents and existing borrowing capacities will be sufficient to finance its operational and capital requirements through at least the next twelve months.

Additional Factors That May Affect Future Results

Landec desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and of Section 21E and Rule 3b-6 under the Securities Exchange Act of 1934. Specifically, Landec wishes to alert readers that the following important factors, as well as other factors including, without limitation, those described elsewhere in this report, could in the future affect, and in the past have affected, Landec's actual results and could cause Landec's results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of Landec. Landec assumes no obligation to update such forward-looking statements.

Our Future Operating Results Are Likely to Fluctuate Which May Cause Our Stock Price to Decline

In the past, our results of operations have fluctuated significantly from quarter to quarter and are expected to continue to fluctuate in the future. Historically, our direct marketer of hybrid corn seed, Landec Ag, has been the primary source of these fluctuations, as its revenues and profits are concentrated over a few months during the spring planting season (generally during our third and fourth fiscal quarters). In addition, Apio can be heavily affected by seasonal and weather factors which have impacted quarterly results, such as the high cost of sourcing product in December 2003, January 2004 and March/April 2005 due to a shortage of essential value-added produce items. Our earnings may also fluctuate based on our ability to collect accounts receivables from customers and note receivables from growers. Our earnings from our Food Products Technology business are sensitive to price fluctuations in the fresh vegetables and fruits markets. Excess supplies can cause intense price competition. Other factors that affect our food and/or agricultural operations include:

- the seasonality of our supplies;
- our ability to process produce during critical harvest periods;
- the timing and effects of ripening;
- the degree of perishability;
- the effectiveness of worldwide distribution systems;
- total worldwide industry volumes;
- the seasonality of consumer demand;
- foreign currency fluctuations; and
- foreign importation restrictions and foreign political risks.

As a result of these and other factors, we expect to continue to experience fluctuations in quarterly operating results.

We May Not Be Able to Achieve Acceptance of Our New Products in the Marketplace

Our success in generating significant sales of our products will depend in part on the ability of us and our partners and licensees to achieve market acceptance of our new products and technology. The extent to which, and rate at which, we achieve market acceptance and penetration of our current and future products is a function of many variables including, but not limited to:

- price;
- safety;
- efficacy;
- reliability;
- conversion costs;
- marketing and sales efforts; and
- general economic conditions affecting purchasing patterns.

We may not be able to develop and introduce new products and technologies in a timely manner or new products and technologies may not gain market acceptance. We are in the early stage of product commercialization of certain Intelimer-based specialty packaging, Intellicoat seed coating and other Intelimer polymer products and many of our potential products are in development. We believe that our future growth will depend in large part on our ability to develop and market new products in our target markets and in new markets. In particular, we expect that our ability to compete effectively with existing food products, agricultural, industrial and medical companies will depend substantially on successfully developing, commer-

cializing, achieving market acceptance of and reducing the cost of producing our products. In addition, commercial applications of our temperature switch polymer technology are relatively new and evolving. Our failure to develop new products or the failure of our new products to achieve market acceptance would have a material adverse effect on our business, results of operations and financial condition.

We Face Strong Competition in the Marketplace

Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. We operate in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food products, agricultural, industrial and medical companies is expected to be intense. In addition, the nature of our collaborative arrangements may result in our corporate partners and licensees becoming our competitors. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than we do, and may have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products.

We Have a Concentration of Manufacturing in One Location for Apio and May Have to Depend on Third Parties to Manufacture Our Products

Any disruptions in our primary manufacturing operation would reduce our ability to sell our products and would have a material adverse effect on our financial results. Additionally, we may need to consider seeking collaborative arrangements with other companies to manufacture our products. If we become dependent upon third parties for the manufacture of our products, our profit margins and our ability to develop and deliver those products on a timely basis may be affected. Failures by third parties may impair our ability to deliver products on a timely basis and impair our competitive position. We may not be able to continue to successfully operate our manufacturing operations at acceptable costs, with acceptable yields, and retain adequately trained personnel.

Our Dependence on Single-Source Suppliers and Service Providers May Cause Disruption in Our Operations Should Any Supplier Fail to Deliver Materials

We may experience difficulty acquiring materials or services for the manufacture of our products or we may not be able to obtain substitute vendors. We may not be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Several services that are provided to Apio are obtained from a single provider. Several of the raw materials we use to manufacture our products are currently purchased from a single source, including some monomers used to synthesize Intelimer polymers and substrate materials for our breathable membrane products. In addition, a majority of the hybrid corn varieties sold by Landec Ag are grown under contract by a single seed producer. Any interruption of our relationship with single-source suppliers or service providers could delay product shipments and materially harm our business.

We May Be Unable to Adequately Protect Our Intellectual Property Rights

We may receive notices from third parties, including some of our competitors, claiming infringement by our products of patent and other proprietary rights. Regardless of their merit, responding to any such claim could be time-consuming, result in costly litigation and require us to enter royalty and licensing agreements which may not be offered or available on terms acceptable to us. If a successful claim is made against us and we fail to develop or license a substitute technology, we could be required to alter our products or processes and our business, results of operations or financial position could be materially adversely affected. Our success depends in large part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Any pending patent applications we file may not be approved and we may not be able to develop additional proprietary products that are patentable. Any patents issued to us may not provide us with competitive advantages or may be challenged by third parties. Patents

held by others may prevent the commercialization of products incorporating our technology. Furthermore, others may independently develop similar products, duplicate our products or design around our patents.

Our Operations Are Subject to Regulations that Directly Impact Our Business

Our food packaging products are subject to regulation under the Food, Drug and Cosmetic Act (the "FDC Act"). Under the FDC Act, any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. We believe that food packaging materials are generally not considered food additives by the FDA because these products are not expected to become components of food under their expected conditions of use. We consider our breathable membrane product to be a food packaging material not subject to regulation or approval by the FDA. We have not received any communication from the FDA concerning our breathable membrane product. If the FDA were to determine that our breathable membrane products are food additives, we may be required to submit a food additive petition for approval by the FDA. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on our business, operating results and financial condition.

Federal, state and local regulations impose various environmental controls on the use, storage, discharge or disposal of toxic, volatile or otherwise hazardous chemicals and gases used in some of the manufacturing processes. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject us to substantial liability or could cause our manufacturing operations to be suspended and changes in environmental regulations may impose the need for additional capital equipment or other requirements.

Our agricultural operations are subject to a variety of environmental laws including, the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those we conduct. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies could result in increased compliance costs.

The Company is subject to the Perishable Agricultural Commodities Act ("PACA") law. PACA regulates fair trade standards in the fresh produce industry and governs all the products sold by Apio. Our failure to comply with the PACA requirements could among other things, result in civil penalties, suspension or revocation of a license to sell produce, and in the most egregious cases, criminal prosecution, which could have a material adverse affect on our business.

Adverse Weather Conditions and Other Acts of God May Cause Substantial Decreases in Our Sales and/or Increases in Our Costs

Our Food Products and Agricultural Seed Technology businesses are subject to weather conditions that affect commodity prices, crop yields, and decisions by growers regarding crops to be planted. Crop diseases and severe conditions, particularly weather conditions such as floods, droughts, frosts, windstorms, earthquakes and hurricanes, may adversely affect the supply of vegetables and fruits used in our business, which could reduce the sales volumes and/or increase the unit production costs. Because a significant portion of the costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition.

We Depend on Strategic Partners and Licenses for Future Development

Our strategy for development, clinical and field testing, manufacture, commercialization and marketing for some of our current and future products includes entering into various collaborations with corporate partners, licensees and others. We are dependent on our corporate partners to develop, test, manufacture

and/or market some of our products. Although we believe that our partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within our control. Our partners may not perform their obligations as expected or we may not derive any additional revenue from the arrangements. Our partners may not pay any additional option or license fees to us or may not develop, market or pay any royalty fees related to products under the agreements. Moreover, some of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and some of the collaborative agreements provide for termination under other circumstances. In addition, we may not receive any royalties on future sales of the PORT™ product because in the related agreement we have no control over commercializing the product or generating revenues from the sales of the product. Our partners may pursue existing or alternative technologies in preference to our technology. Furthermore, we may not be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, and our collaborative arrangements may not be successful.

Both Domestic and Foreign Government Regulations Can Have an Adverse Effect on Our Business Operations

Our products and operations are subject to governmental regulation in the United States and foreign countries. The manufacture of our products is subject to periodic inspection by regulatory authorities. We may not be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive approvals or loss of previously received approvals would have a material adverse effect on our business, financial condition and results of operations. Although we have no reason to believe that we will not be able to comply with all applicable regulations regarding the manufacture and sale of our products and polymer materials, regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. Future changes in regulations or interpretations relating to matters such as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances may adversely affect our business.

We are subject to USDA rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in:

- fines, injunctions, civil penalties, and suspensions,
- withdrawal of regulatory approvals,
- product recalls and product seizures, including cessation of manufacturing and sales,
- operating restrictions, and
- criminal prosecution.

We may be required to incur significant costs to comply with the laws and regulations in the future which may have a material adverse effect on our business, operating results and financial condition.

Our International Operations and Sales May Expose Our Business to Additional Risks

For fiscal year 2005, approximately 24% of our total revenues were derived from product sales to international customers. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by any of the following:

- regulatory approval process,
- government controls,
- export license requirements,
- political instability,
- price controls,

- trade restrictions,
- changes in tariffs, or
- difficulties in staffing and managing international operations.

Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our international business, and our financial condition and results of operations. While our foreign sales are currently priced in dollars, fluctuations in currency exchange rates, may reduce the demand for our products by increasing the price of our products in the currency of the countries to which the products are sold. Regulatory, geopolitical and other factors may adversely impact our operations in the future or require us to modify our current business practices.

Cancellations or Delays of Orders by Our Customers May Adversely Affect Our Business

During fiscal year 2005, sales to our top five customers accounted for approximately 42% of our revenues, with our largest customer, Costco Wholesale Corp. accounting for approximately 15% of our revenues. We expect that, for the foreseeable future, a limited number of customers may continue to account for a substantial portion of our net revenues. We may experience changes in the composition of our customer base, as Apio and Landec Ag have experienced in the past. We do not have long-term purchase agreements with any of our customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of our major customers could materially and adversely affect our business, operating results and financial condition. In addition, since some of the products processed by Apio at its Guadalupe, California facility are sole sourced to its customers, our operating results could be adversely affected if one or more of our major customers were to develop other sources of supply. Our current customers may not continue to place orders, orders by existing customers may be canceled or may not continue at the levels of previous periods or we may not be able to obtain orders from new customers.

Our Sale of Some Products May Increase Our Exposure to Product Liability Claims

The testing, manufacturing, marketing, and sale of the products we develop involves an inherent risk of allegations of product liability. If any of our products were determined or alleged to be contaminated or defective or to have caused a harmful accident to an end-customer, we could incur substantial costs in responding to complaints or litigation regarding our products and our product brand image could be materially damaged. Either event may have a material adverse effect on our business, operating results and financial condition. Although we have taken and intend to continue to take what we believe are appropriate precautions to minimize exposure to product liability claims, we may not be able to avoid significant liability. We currently maintain product liability insurance with limits in the amount of $41.0 million per occurrence and $42.0 million in the annual aggregate. Our coverage may not be adequate or may not continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, operating results and financial condition.

Our Stock Price May Fluctuate in Accordance with Market Conditions

Over the past several years the stock market has experienced extreme price and volume fluctuations. The following events may cause the market price of our common stock to fluctuate significantly:

- technological innovations applicable to our products,
- our attainment of (or failure to attain) milestones in the commercialization of our technology,
- our development of new products or the development of new products by our competitors,
- new patents or changes in existing patents applicable to our products,
- our acquisition of new businesses or the sale or disposal of a part of our businesses,

- development of new collaborative arrangements by us, our competitors or other parties,
- changes in government regulations applicable to our business,
- changes in investor perception of our business,
- fluctuations in our operating results and
- changes in the general market conditions in our industry.

These broad fluctuations may adversely affect the market price of our common stock.

Since We Order Cartons and Film for Our Products from Suppliers in Advance of Receipt of Customer Orders for Such Products, We Could Face a Material Inventory Risk

As part of our inventory planning, we enter into negotiated orders with vendors of cartons and film used for packing our products in advance of receiving customer orders for such products. Accordingly, we face the risk of ordering too many cartons and film since orders are generally based on forecasts of customer orders rather than actual orders. If we cannot change or be released from the orders, we may incur costs as a result of inadequately predicting cartons and film orders in advance of customer orders. Because of this, we may currently have an oversupply of cartons and film and face the risk of not being able to sell such inventory and our anticipated reserves for losses may be inadequate if we have misjudged the demand for our products. Our business and operating results could be adversely affected as a result of these increased costs.

Our Seed Products May Fail to Germinate Properly and We May Be Subject to Claims for Reimbursement or Damages for Losses from Customers Who Use Such Products

Farmers plant seed products sold by Landec Ag with the expectation that they will germinate under normal growing conditions. If our seed products do not germinate at the appropriate time or fail to germinate at all, our customers may incur significant crop losses and seek reimbursement or bring claims against us for such damages. Although insurance is generally available to cover such claims, the costs for premiums of such policies are prohibitively expensive and we currently do not maintain such insurance. Any claims brought for failure of our seed products to properly germinate could materially and adversely affect our operating and financial results.

Recently Enacted Changes in Securities Laws and Regulations Are Likely to Increase Our Costs

The Sarbanes-Oxley Act of 2002 (the "Act") that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. In addition, Nasdaq has made revisions to its requirements for companies, such as Landec, that are listed on the NASDAQ. We expect these developments to increase our legal and financial compliance costs. These changes could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee.

Our Controlling Shareholders Exert Significant Influence over Corporate Events that May Conflict with the Interests of Other Shareholders

Our executive officers and directors and their affiliates own or control approximately 26% of our common stock (including options exercisable within 60 days). Accordingly, these officers, directors and shareholders may have the ability to exert significant influence over the election of our Board of Directors, the approval of amendments to our articles and bylaws and the approval of mergers or other business combination transactions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction or amendments would be beneficial to our other shareholders. In addition, our controlling shareholders may approve amendments to our articles or

bylaws to implement anti-takeover or management friendly provisions that may not be beneficial to our other shareholders.

Terrorist Attacks and Risk of Contamination May Negatively Impact All Aspects of Our Operations, Revenues, Costs and Stock Price

The September 2001 terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies, or trade disruptions impacting our domestic suppliers or our customers, may impact our operations and may, among other things, cause decreased sales of our products. More generally, these events have affected, and are expected to continue to affect, the general economy and customer demand for our products. While we do not believe that our employees, facilities, or products are a target for terrorists, there is a remote risk that terrorist activities could result in contamination or adulteration of our products. Although we have systems and procedures in place that are designed to prevent contamination and adulteration of our products, a disgruntled employee or third party could introduce an infectious substance into packages of our products, either at our manufacturing plants or during shipment of our products. Were our products to be tampered with, we could experience a material adverse effect in our business, operations and financial condition.

We May Be Exposed to Employment Related Claims and Costs that Could Materially Adversely Affect Our Business

We have been subject in the past, and may be in the future, to claims by employees based on allegations of discrimination, negligence, harassment and inadvertent employment of illegal aliens or unlicensed personnel, and we may be subject to payment of workers' compensation claims and other similar claims. We could incur substantial costs and our management could spend a significant amount of time responding to such complaints or litigation regarding employee claims, which may have a material adverse effect on our business, operating results and financial condition.

We Are Dependent on Our Key Employees and if One or More of Them Were to Leave, We Could Experience Difficulties in Replacing Them and Our Operating Results Could Suffer

The success of our business depends to a significant extent upon the continued service and performance of a relatively small number of key senior management, technical, sales, and marketing personnel. The loss of any of our key personnel would likely harm our business. In addition, competition for senior level personnel with knowledge and experience in our different lines of business is intense. If any of our key personnel were to leave, we would need to devote substantial resources and management attention to replace them. As a result, management attention may be diverted from managing our business, and we may need to pay higher compensation to replace these employees.

We May Have to Pursue New Financings if We Are Unable to Comply with Provisions in Our Loan Agreements in the Future

Apio is subject to various financial and operating covenants under the Well Fargo Bank lines of credit, including minimum levels of net income, maximum leverage ratio, minimum net worth and maximum capital expenditures. The Wells Fargo Bank agreement limits the ability of Apio to make cash payments to Landec. If we violate any obligations under the lines of credit in the future, we could trigger an event of default, which, if not cured or waived, would permit acceleration of our obligation to repay the indebtedness due under our lines. If the indebtedness due under the lines were accelerated, we would be forced to pursue one or more alternative strategies such as selling assets, seeking new debt financing from another lender or seeking additional equity capital, which might not be achievable or available on attractive terms, if at all, and which could substantially dilute the ownership interest of existing shareholders.

We May Issue Preferred Stock with Preferential Rights that Could Affect Your Rights

Our Board of Directors has the authority, without further approval of our shareholders, to fix the rights and preferences, and to issue shares, of preferred stock. In November 1999, we issued and sold shares of Series A Convertible Preferred Stock and in October 2001 we issued and sold shares of Series B Convertible Preferred Stock. The Series A Convertible Preferred Stock was converted into 1,666,670 shares of Common Stock on November 19, 2002 and the Series B Convertible Preferred Stock was converted into 1,744,102 shares of Common Stock on May 7, 2004.

The issuance of new shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our Common Stock.

We Have Never Paid any Dividends on Our Common Stock

We have not paid any cash dividends on our Common Stock since inception and do not expect to do so in the foreseeable future. Any dividends may be subject to preferential dividends payable on any preferred stock we may issue.

Our Profitability Could Be Materially And Adversely Affected if it Is Determined that the Book Value of Goodwill is Higher than Fair Value

Our balance sheet includes an amount designated as "goodwill" that represents a portion of our assets and our shareholders' equity. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Under Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", beginning in fiscal year 2002, the amortization of goodwill has been replaced with an "impairment test" which requires that we compare the fair value of goodwill to its book value at least annually and more frequently if circumstances indicate a possible impairment. If we determine at any time in the future that the book value of goodwill is higher than fair value then the difference must be written-off, which could materially and adversely affect our profitability.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The following table presents information about the Company's debt obligations and derivative financial instruments that are sensitive to changes in interest rates. The table presents principal amounts and related weighted average interest rates by fiscal year of expected maturity for the Company's debt obligations. The carrying value of the Company's debt obligations approximates the fair value of the debt obligations as of May 29, 2005.

Liabilities (in 000's)	2006	2007	2008	2009	2010	Thereafter	Total
Lines of Credit	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Avg. Int. Rate							
Long term debt, including current portion							
Variable Rate	$ 516	$ 523	$ 263	$ 136	$ 143	$1,428	$3,009
Avg. Int. Rate	5.15%	5.15%	5.21%	5.34%	5.34%	5.26%	5.23%
Fixed Rate	$ 32	$ 21	$ 23	$ 3	$ —	$ —	$ 79
Avg. Int. Rate	10.81%	5.90%	5.90%	5.90%			7.87%

Item 8. ***Financial Statements and Supplementary Data***

See Item 15 of Part IV of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported with the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulate and communicated to Company management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal controls over financial reporting. Management's assessment of the effectiveness of our internal controls over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Change in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting during the quarter ended May 29, 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of May 29, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control — Integrated Framework. Our management has concluded that, as of May 29, 2005, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young LLP, have issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Landec Corporation

We have audited management's assessment, included in the accompanying Management Report on Internal Controls over Financial Reporting, that Landec Corporation maintained effective internal control over financial reporting as of May 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Landec Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Landec Corporation maintained effective internal control over financial reporting as of May 29, 2005, is fairly stated, in all material respects, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Landec Corporation as of May 29, 2005 and May 30, 2004, and the related statements of income, shareholders' equity, and cash flows for the years ended May 29, 2005, May 30, 2004, the seven months ended May 25, 2003 and for the year ended October 27, 2002 of Landec Corporation and our report dated July 29, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

San Jose, California
July 29, 2005

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 26, 2005 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 11. ***Executive Compensation***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 26, 2005 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 26, 2005 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 26, 2005 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 26, 2005 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits***

(a) 1. Consolidated Financial Statements of Landec Corporation

	Page
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	49
Consolidated Balance Sheets at May 29, 2005 and May 30, 2004	50
Consolidated Statements of Operations for the Years Ended May 29, 2005 and May 30, 2004, the Seven Months Ended May 25, 2003 and June 2, 2002 and for the Year Ended October 27, 2002	51
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended May 29, 2005 and May 30, 2004, the Seven Months Ended May 25, 2003 and for the Year Ended October 27, 2002	52
Consolidated Statements of Cash Flows for the Years Ended May 29, 2005 and May 30, 2004, the Seven Months Ended May 25, 2003 and for the Year Ended October 27, 2002	53
Notes to Consolidated Financial Statements	54

2. All schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission have been omitted since they pertain to items which do not appear in the financial statements of Landec Corporation and its subsidiaries or to items which are not significant or to items as to which the required disclosures have been made elsewhere in the financial statements and supplementary notes and such schedules.

3. Index of Exhibits 80

   The exhibits listed in the accompanying Index of Exhibits are filed or incorporated by reference as part of this report.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Landec Corporation

We have audited the accompanying consolidated balance sheets of Landec Corporation as of May 29, 2005 and May 30, 2004, and the related statements of income, shareholders' equity, and cash flows for the years ended May 29, 2005, May 30, 2004, the seven months ended May 25, 2003 and for the year ended October 27, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landec Corporation at May 29, 2005 and May 30, 2004, and the consolidated results of its operations and its cash flows for the years ended May 29, 2005, May 30, 2004, the seven months ended May 25, 2003 and for the year ended October 27, 2002, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Landec Corporation's internal control over financial reporting as of May 29, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2005 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for goodwill and intangible assets in 2002.

/s/ ERNST & YOUNG LLP

San Jose, California
July 29, 2005

LANDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

	May 29, 2005	May 30, 2004
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,871	$ 6,458
Marketable securities	1,968	—
Accounts receivable, less allowance for doubtful accounts of $313 and $265 at May 29, 2005 and May 30, 2004, respectively	15,405	14,851
Accounts receivable, related party	476	498
Inventory	9,917	11,227
Notes and advances receivable, net	419	1,144
Notes receivable, related party	89	306
Prepaid expenses and other current assets	2,042	1,527
Assets held for sale	1,190	—
Total current assets	44,377	36,011
Property and equipment, net	17,275	18,341
Goodwill, net	25,987	25,987
Trademarks, net	11,570	11,570
Other intangibles, net	58	85
Notes receivable	426	605
Notes receivable, related party	7	96
Other assets	375	312
Total Assets	$100,075	$ 93,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17,513	$ 14,960
Related party payables	793	430
Accrued compensation	1,907	1,570
Other accrued liabilities	2,141	2,506
Deferred revenue	557	807
Lines of credit	—	5,317
Current maturities of long term debt	548	1,505
Total current liabilities	23,459	27,095
Long term debt, less current maturities	2,540	2,174
Other liabilities	550	637
Minority interest	1,466	1,552
Total liabilities	28,015	31,458
Shareholders' equity:		
Common stock, $0.001 par value; 50,000,000 shares authorized; 24,086,368 and 23,182,020 shares issued and outstanding at May 29, 2005 and May 30, 2004, respectively	121,950	116,841
Accumulated deficit	(49,890)	(55,292)
Total shareholders' equity	72,060	61,549
Total Liabilities and Shareholders' Equity	$100,075	$ 93,007

See accompanying notes.

LANDEC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended May 29, 2005	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002
				(Unaudited)	
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Revenues:					
Product sales	$201,020	$185,664	$ 98,689	$ 96,513	$152,958
Services revenue	—	2,083	11,348	14,101	23,312
Services revenue, related party	3,704	3,708	1,436	1,781	3,515
License fees	88	88	357	1,274	2,330
Research, development and royalty revenues	185	291	429	402	1,040
Royalty revenues, related party	233	257	—	—	—
Total revenues	205,230	192,092	112,259	114,071	183,155
Cost of revenue:					
Cost of product sales	164,832	153,354	81,737	79,392	128,684
Cost of product sales, related party	6,332	5,557	602	1,288	2,668
Cost of services revenue	2,094	3,390	9,216	12,505	20,463
Total cost of revenue	173,258	162,301	91,555	93,185	151,815
Gross profit	31,972	29,791	20,704	20,886	31,340
Operating costs and expenses:					
Research and development	2,543	3,452	2,118	2,018	3,532
Selling, general and administrative	23,412	22,284	15,185	16,293	26,114
Exit of domestic commodity vegetable business	—	—	1,095	—	—
Total operating costs and expenses	25,955	25,736	18,398	18,311	29,646
Operating income from continuing operations	6,017	4,055	2,306	2,575	1,694
Interest income	214	164	144	177	247
Interest expense	(414)	(811)	(642)	(1,097)	(1,551)
Minority interest expense	(411)	(537)	(235)	(224)	(525)
Other (expense)/income, net	(4)	29	218	71	336
Income from continuing operations	5,402	2,900	1,791	1,502	201
Discontinued operations:					
Loss from discontinued operations	—	—	—	—	—
Loss on disposal of operations	—	—	—	—	(1,688)
Loss from discontinued operations	—	—	—	—	(1,688)
Net income (loss)	$ 5,402	$ 2,900	$ 1,791	$ 1,502	$ (1,487)
Dividends on Series B preferred stock	—	(464)	(219)	(202)	(412)
Net income (loss) applicable to common shareholders	$ 5,402	$ 2,436	$ 1,572	$ 1,300	$ (1,899)
Basic net income (loss) per share:					
Continuing operations	$ 0.23	$ 0.11	$ 0.08	$ 0.07	$ (0.01)
Discontinued operations	—	—	—	—	(0.09)
Basic net income (loss) per share	$ 0.23	$ 0.11	$ 0.08	$ 0.07	$ (0.10)
Diluted net income (loss) per share:					
Continuing operations	$ 0.21	$ 0.12	$ 0.07	$ 0.06	$ (0.01)
Discontinued operations	—	—	—	—	(0.09)
Diluted net income (loss) per share	$ 0.21	$ 0.12	$ 0.07	$ 0.06	$ (0.10)
Shares used in per share computation:					
Basic	23,705	21,396	20,948	17,777	18,172
Diluted	24,614	23,556	22,626	21,082	18,172

See accompanying notes.

LANDEC CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		
	(In thousands, except share and per share amounts)					
Balance at October 28, 2001	309,524	$14,049	16,562,845	$ 93,191	$(57,401)	$49,839
Dividends on Series B preferred stock	11,776	412	—	—	(412)	—
Issuance of common stock at $0.58 to $3.10 per share	—	—	2,766,701	7,611	—	7,611
Net loss	—	—	—	—	(1,487)	(1,487)
Balance at October 27, 2002	321,300	14,461	19,329,546	100,802	(59,300)	55,963
Dividends on Series B preferred stock	6,248	219	—	—	(219)	—
Conversion of Series A preferred stock to common stock	(166,667)	(9,149)	1,666,670	9,149	—	—
Issuance of common stock at $0.58 to $1.53 per share	—	—	111,301	149	—	149
Net income	—	—	—	—	1,791	1,791
Balance at May 25, 2003	160,881	5,531	21,107,517	110,100	(57,728)	57,903
Dividends on Series B preferred stock	13,529	464	—	—	(464)	—
Issuance of common stock at $0.58 to $5.75 per share	—	—	330,401	746	—	746
Conversion of Series B preferred stock to common stock	(174,410)	(5,995)	1,744,102	5,995	—	—
Net income	—	—	—	—	2,900	2,900
Balance at May 30, 2004	—	—	23,182,020	116,841	(55,292)	61,549
Issuance of common stock at $0.86 to $7.20 per share	—	—	904,348	5,109	—	5,109
Net income	—	—	—	—	5,402	5,402
Balance at May 29, 2005	—	$ —	24,086,368	$121,950	$(49,890)	$72,060

See accompanying notes

LANDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended May 29, 2005	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Year Ended October 27, 2002
		(In thousands)		
Cash flows from operating activities:				
Net income (loss)	$ 5,402	$ 2,900	$ 1,791	$ (1,487)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	3,467	3,705	2,041	3,500
Loss from discontinued operations	—	—	—	1,688
Write down of goodwill	—	129	—	—
Net loss (gain) on disposal of property and equipment	149	(57)	(7)	(62)
Minority interest	414	537	235	525
Exit of domestic commodity vegetable business	—	—	898	—
Changes in assets and liabilities, net of effects from acquisitions and discontinued operations:				
Accounts receivable, net	(532)	1,964	1,727	(4,879)
Inventory	1,310	250	(2,140)	4,518
Issuance of notes and advances receivable	(448)	(1,041)	(1,945)	(1,914)
Collection of notes and advances receivable	1,250	2,707	4,330	2,385
Prepaid expenses and other current assets	(515)	58	2,456	63
Accounts payable	2,553	1,020	2,428	(5,729)
Grower payables	—	(3,234)	(3,226)	3,615
Related party payables	363	(202)	182	(58)
Accrued compensation	337	347	(295)	(128)
Other accrued liabilities	(365)	(1,425)	(3,840)	(2,500)
Deferred revenue	(337)	(147)	(2,496)	593
Net cash provided by operating activities	13,048	7,511	2,139	130
Cash flows from investing activities:				
Purchases of property and equipment	(3,658)	(3,393)	(1,236)	(2,546)
Acquisition of businesses, net of cash acquired	—	—	(383)	(491)
Decrease (increase) in restricted cash	—	2,382	—	(1,450)
Issuance of notes and advances receivable	—	(20)	(22)	—
Collection of notes and advances receivable	408	363	—	—
Proceeds from the sale of property and equipment	22	3	31	2,192
Purchase of marketable securities	(1,968)	—	—	—
Net proceeds from the sale of Dock Resins	—	—	—	9,406
Net cash (used in) provided by investing activities	(5,196)	(665)	(1,610)	7,111
Cash flows from financing activities:				
Proceeds from sale of common stock	5,109	746	149	7,611
Proceeds from the exercise of subsidiary options	50	103	—	20
Net change in other assets	(140)	(284)	(15)	155
Borrowings on lines of credit	59,441	136,521	21,851	25,272
Payments on lines of credit	(64,758)	(138,448)	(24,705)	(30,786)
Payments on long term debt	(1,791)	(2,658)	(1,730)	(10,419)
Proceeds from issuance of long term debt	1,200	87	535	60
Payments to minority interest	(550)	(154)	(764)	—
Net cash used in financing activities	(1,439)	(4,087)	(4,679)	(8,087)
Net increase (decrease) in cash and cash equivalents	6,413	2,759	(4,150)	(846)
Cash and cash equivalents at beginning of year	6,458	3,699	7,849	8,695
Cash and cash equivalents at end of year	$ 12,871	$ 6,458	$ 3,699	$ 7,849
Supplemental disclosure of cash flows information:				
Cash paid during the period for interest	$ 511	$ 843	$ 1,154	$ 1,554
Cash paid during the period for income taxes	$ 50	$ —	$ —	$ —
Supplemental schedule of noncash investing and financing activities:				
Sale of equipment for note receivable	$ —	$ 171	$ 703	$ —
Conversion of Series A preferred stock to common stock	$ —	$ —	$ 9,149	$ —
Issuance of Series B preferred stock as dividends to Series B preferred stockholders	$ —	$ 464	$ 219	$ 412
Conversion of Series B preferred stock to common stock	$ —	$ 5,995	$ —	$ —

See accompanying notes.

LANDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Landec Corporation and its subsidiaries ("Landec" or the "Company") design, develop, manufacture, and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. In addition, the Company markets and distributes hybrid corn seed to farmers through its Landec Ag, Inc. ("Landec Ag") subsidiary and specialty packaged fresh-cut and whole produce to retailers and foodservice companies primarily, in the United States and Canada through its Apio, Inc. ("Apio") subsidiary.

Basis of Presentation

Basis of Consolidation

The consolidated financial statements comprise the accounts of Landec Corporation and its subsidiaries, Apio and Landec Ag. All material inter-company transactions and balances have been eliminated.

On February 20, 2003, the Board of Directors of the Company approved a change in the Company's fiscal year end from a fiscal year including 52 or 53 weeks that ends on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May. As a result, the Company's fiscal year end for 2005 was May 29, 2005.

Unaudited Interim Financial Information

The accompanying unaudited Statement of Operations for the seven months ended June 2, 2002 has been prepared in conformity with generally accepted accounting principles for interim financial information. Accordingly, it does not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited Statement of Operations reflects all adjustments considered necessary for a fair presentation of the results of the interim period presented.

Discontinued Operations

The income statement accounts of Dock Resins Corporation, ("Dock Resins"), the Company's former specialty chemicals subsidiary that was sold on October 24, 2002, have been reclassified to discontinued operations in accordance with Accounting Principles Board Opinion 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* (APB No. 30), in the accompanying Statements of Operations.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current year presentation.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial

statements and the reported results of operations during the reporting period. Actual results could differ materially from those estimates.

For instance, the carrying value of notes and advances receivable are impacted by current market prices for the related crops, weather conditions and the fair value of the underlying security obtained by the Company, such as, liens on property and crops. The Company recognizes losses when it estimates that the fair value of the related crops or security is insufficient to cover the advance, note receivable or investment.

Concentrations of Risk

Cash and cash equivalents, marketable securities, trade accounts receivable, grower advances and notes receivable are financial instruments that potentially subject the Company to concentrations of credit risk. Corporate policy limits, among other things, the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. government. The Company routinely assesses the financial strength of customers and growers and, as a consequence, believes that trade receivables, grower advances and notes receivable credit risk exposure is limited. Credit losses for bad debt are provided for in the consolidated financial statements through a charge to operations. A valuation allowance is provided for known and anticipated credit losses.

Several of the raw materials used to manufacture the Company's products are currently purchased from a single source, including some monomers used to synthesize Intelimer® polymers and substrate materials for the production of Intelimer packaging used on a multitude of Apio value-added products. In addition, a majority of the hybrid corn varieties sold by Landec Ag are sourced from a single seed producer.

During the fiscal year ended May 29, 2005, sales to the Company's top five customers accounted for approximately 42% of total revenue, with the top customer, Costco Wholesale Corporation from the Food Products Technology segment, accounted for approximately 15% of total revenues. In addition, approximately 24% of the Company's total revenues were derived from product sales to international customers, none of whom individually accounted for more than 6% of total revenues. As of May 29, 2005 Costco Wholesale Corporation represented approximately 18% of total accounts receivable.

During the fiscal year ended May 30, 2004, sales to the Company's top five customers accounted for approximately 40% of total revenue, with the top customers, Sam's Club and Costco Wholesale Corporation from the Food Products Technology segment, each accounting for approximately 12% of total revenues. In addition, approximately 25% of the Company's total revenues were derived from product sales to international customers, none of whom individually accounted for more than 6% of total revenues. As of May 30, 2004 Costco Wholesale Corporation and Sam's Club represented approximately 15% and 13%, respectively, of total accounts receivable.

Impairment Of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flow expected to be generated from the asset. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets' carrying value is adjusted to fair value.

The Company regularly evaluates its long-lived assets for indicators of possible impairment. To date, no impairment has been recorded.

Financial Instruments

The Company's financial instruments are primarily composed of marketable debt securities, commercial-term trade payables and grower advances, notes receivable and lines of credit, as well as long-term notes receivables and debt instruments. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments are not materially different from their recorded amounts as of May 29, 2005.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. The changes in the Company's allowances for doubtful accounts are summarized in the following table.

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended October 27, 2002				
Allowance for doubtful accounts receivable and notes receivable	$1,105	$1,313	$(1,172)	$1,246
Seven months ended May 25, 2003				
Allowance for doubtful accounts receivable and notes receivable	$1,246	$ 263	$ (902)	$ 607
Year ended May 30, 2004				
Allowance for doubtful accounts receivable and notes receivable	$ 607	$ 276	$ (423)	$ 460
Year ended May 29, 2005				
Allowance for doubtful accounts receivable and notes receivable	$ 460	$ 80	$ (182)	$ 358

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, title has transferred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts.

Licensing revenue is recognized in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition (a replacement of SAB 101)*, (SAB 104). Initial license fees are deferred and amortized over the period of the agreement to revenue when a contract exists, the fee is fixed and determinable, and collectibility is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

Prior to November 1, 1999, the Company recognized noncancellable, nonrefundable license fees as revenue when received and when all significant contractual obligations of the Company relating to the fees had been met. Effective November 1, 1999, the Company changed its method of accounting for noncancellable, nonrefundable license fees to recognize such fees over the research and development period of the agreement,

as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement. The Company believes the change in accounting principle is preferable based on guidance provided in SAB 104. The $1.9 million cumulative effect of the change in accounting principle, calculated as of November 1, 1999, was reported as a charge in the year ended October 29, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the research and development period or supply period commitment of the agreement. During the year ended October 29, 2000 the impact of the change in accounting was to increase net loss by approximately $1.5 million, or $0.10 per share, comprised of the $1.9 million cumulative effect of the change as described above ($0.12 per share), net of $374,000 of the related deferred revenue which was recognized as "recycled" revenue during 2000 ($0.02 per share). "Recycled" revenue refers to revenue that had previously been recognized as licensing revenue in the Company's financial statements, but as a result of the Company's adoption of SAB 104, was reversed through a cumulative effect of a change in accounting in fiscal year 2000 and is now being recognized as revenue over the research and development period and/or the supply period commitment of the agreement, whichever is longer.

During the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003 and the fiscal year ended October 27, 2002, $88,000, $88,000, $51,000 and $302,000, respectively, of the related deferred revenue was recognized as "recycled" revenue. The remainder of the related deferred revenue will be recognized as revenue per fiscal year as follows: $88,000 per year for 2006 through 2012, and $21,000 for fiscal year 2013.

Contract revenue for research and development (R&D) is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

Notes to Consolidated Financial Statements

Cash, Cash Equivalents and Marketable Securities

The Company records all highly liquid securities with three months or less from date of purchase to maturity as cash equivalents. Short-term marketable securities consist of high quality corporate debt securities with original maturities of more than three months at the date of purchase and less than one year from the date of the balance sheet. The Company classifies all debt securities with readily determined market values as "available for sale" in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* These investments are classified as marketable securities on the consolidated balance sheet as of May 29, 2005 and are carried at fair market value. Unrealized gains and losses are reported as a component of shareholders' equity and were immaterial in fiscal year 2005. The cost of debt securities is adjusted for amortization of premiums and discounts to maturity. This amortization is recorded to interest income. Realized gains and losses on the sale of available-for-sale securities are also recorded to interest income and were immaterial in fiscal year 2005. The cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. As of May 29, 2005 and May 30, 2004 inventories consisted of (in thousands):

	May 29, 2005	May 30, 2004
Finished goods	$6,132	$ 7,350
Raw materials	3,655	3,805
Work in process	130	72
Inventory	$9,917	$11,227

If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on specific identification for unusable inventory and an additional reserve, based on historical losses, for inventory considered to be useable.

Advertising Expense

The Company defers certain costs related to direct-response advertising of Landec Ag's hybrid corn seeds. Such costs are amortized over periods (less than one year) that correspond to the estimated revenue stream of the advertising activity. Advertising expenditures for Landec Ag and Apio that are not direct-response advertisements are expensed as incurred. The advertising expense for the Company for fiscal year 2005, fiscal year 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002 was $2.2 million, $2.1 million, $1.4 million and $1.9 million, respectively. The amount of deferred advertising included in prepaid expenses and other current assets at May 29, 2005 and May 30, 2004 was $192,000 and $153,000, respectively.

Notes and Advances Receivable

Apio has made advances to fruit growers for the development of orchards, to produce growers for crop and harvesting costs and to the buyer of the fruit processing facility (see Note 3). Notes and advances receivable related to operating activities are for the sourcing of crops for Apio's business and notes and advances receivable related to investing activities are for financing transactions with third parties. Typically, except for development advances, these advances are paid off within the growing season (less than one year) from harvested crops. Development advances and advances not fully paid during the current growing season are converted to interest bearing obligations, evidenced by contracts and notes receivable. These notes and advances receivable are secured by perfected liens on land and/or crops and have terms that range from twelve to sixty months. Notes receivable are periodically reviewed (at least quarterly) for collectibility. A reserve is established for any note or advance deemed to not be fully collectible based upon an estimate of the crop value or the fair value of the security for the note or advance.

Related Party Transactions

Apio provides packing, cooling and distributing services for farms in which the Chief Executive Officer of Apio (the "Apio CEO") has a financial interest and purchases produce from those farms. Apio also purchases produce from Apio Fresh, a related party, for sale to third parties. Revenues, cost of product sales and the resulting payable and the note receivable from advances for ground lease payments, crop and harvesting costs, are classified as related party in the accompanying financial statements as of May 29, 2005 and May 30, 2004 and for the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003 and the fiscal year ended October 27, 2002.

Apio leases, for approximately $1.0 million on an annual basis, agricultural land that is either owned, controlled or leased by the Apio CEO. Apio, in turn, subleases that land at cost to growers who are obligated to deliver product from that land to Apio for value added products. There is generally no net statement of operations impact to Apio as a result of these leasing activities but Apio creates a guaranteed source of supply for the value added business. Apio has loss exposure on the leasing activity to the extent that it is unable to sublease the land. For fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003 and the fiscal year ended October 27, 2002, the Company subleased all of the land leased from the Apio CEO and received sublease income of $1.0 million, $1.3 million, $816,000 and $989,000, respectively, which is substantially equal to the amount the Company paid to lease that land for such periods.

Apio's domestic commodity vegetable business was sold to Apio Fresh, effective June 30, 2003 (see Note 3). The Apio CEO is a 12.5% owner in Apio Fresh. During fiscal years 2005 and 2004, the Company recognized revenues of $238,000 and $890,000, respectively, from the sale of products to Apio Fresh and royalty revenues of $233,000 and $257,000, respectively, from the use by Apio Fresh of Apio's trademarks. The related accounts receivable is classified as related party in the accompanying Consolidated Balance Sheets as of May 29, 2005 and May 30, 2004.

In addition, the Apio CEO has a 6% ownership interest in Apio Cooling LP, a limited partnership in which Apio is the general partner with a 60% ownership interest. Included in minority interest as of May 29, 2005 and May 30, 2004 is $201,000 and $214,000, respectively, related to the Apio CEO's ownership interest.

All related party transactions are monitored monthly by the Company and approved by the Audit Committee of the Board of Directors.

Property and Equipment

Property and equipment are stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is expensed on a straight-line basis over the estimated useful lives of the respective assets, generally three to thirty years for buildings and leasehold improvements and three to seven years for furniture and fixtures, computers, capitalized software, machinery, equipment and autos. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the life of the lease on a straight-line basis.

The Company capitalizes software development costs for internal use in accordance with Statement of Position 98-1, *"Accounting for Costs of Computer Software Developed or Obtained for Internal Use"* ("SOP 98-1"). Capitalization of software development costs begins in the application development stage and ends when the asset is placed into service. The Company amortizes such costs using the straight-line basis over estimated useful lives. No software development costs were capitalized during the fiscal years ended May 29, 2005.

Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002.

The Company is required under SFAS 142 to review goodwill and indefinite lived intangible assets at least annually. During fiscal year 2005, the Company completed its third annual impairment review. The review is performed by grouping the net book value of all long-lived assets for reporting entities, including

goodwill and other intangible assets, and comparing this value to the related estimated fair value. The determination of fair value is based on estimated future discounted cash flows related to these long-lived assets. The discount rate used was based on the risks associated with the reporting entities. The determination of fair value was performed by management using the services of an independent appraiser. The review concluded that the fair value of the reporting entities exceeded the carrying value of their net assets and thus no impairment charge was warranted as of May 29, 2005.

Deferred Revenue

Cash received in advance of services performed (principally revenues related to upfront license fees) or shipment of products (primarily hybrid corn seed) are recognized as a liability and recorded as deferred revenue. At May 29, 2005, approximately $97,000 has been recognized as a liability for advances on future hybrid corn seed shipments, $638,000 as a liability for deferred license fee revenues and $372,000 for advances on ground lease payments from growers. Of the deferred license fee amount, approximately $550,000 will be recognized subsequent to fiscal 2006 and has been included in other liabilities.

At May 30, 2004, approximately $76,000 has been recognized as a liability for advances on future hybrid corn seed shipments, $725,000 as a liability for deferred license fee revenues and $643,000 for advances on ground lease payments from growers.

Minority Interest

In connection with the acquisition of Apio, Landec acquired Apio's 60% general partner interest in Apio Cooling, a California limited partnership. Apio Cooling is included in the consolidated financial statements of Landec for all periods presented. The minority interest balance of $1.5 million at May 29, 2005 and $1.6 million at May 30, 2004 represents the limited partners' interest in Apio Cooling LP.

Per Share Information

Financial Accounting Standards Board issued Statement No. 128, *"Earnings Per Share"* (SFAS 128) requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities and is computed using the weighted average number of common share outstanding. Diluted earnings per share reflects the potential dilution if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted common equivalent shares consist of convertible preferred stock and stock options using the treasury stock method. Due to the Company's net loss in the fiscal year ended October 27, 2002 net loss per share includes only weighted average shares outstanding.

The following table sets forth the computation of diluted net income per share for those periods in which the Company reported net income (in thousands, except per share amounts):

	Fiscal Year Ended May 29, 2005	Fiscal Year Ended May 30, 2004	Seven Months Ended May 25, 2003
Numerator:			
Net income	$ 5,402	$ 2,900	$ 1,791
Less: Minority interest in income of subsidiary	(294)	(116)	(305)
Net income for diluted net income per share	$ 5,108	$ 2,784	$ 1,486
Denominator:			
Weighted average shares for basic net income per share	23,705	21,396	20,948
Effect of dilutive securities:			
Stock options	909	602	109
Convertible preferred stock	—	1,558	1,569
Total dilutive common shares	909	2,160	1,678
Weighted average shares for diluted net income per share	24,614	23,556	22,626
Diluted net income per share	$ 0.21	$ 0.12	$ 0.07

Options to purchase 622,452, 1,370,178 and 3,741,024 shares of Common Stock at a weighted average exercise price of $6.78, $6.31 and $4.91 per share were outstanding during fiscal years ended May 29, 2005 and May 30, 2004 and for the seven months ended May 25, 2003, respectively, but were not included in the computation of diluted net income per share because the options' exercise price were greater than the average market price of the Common Stock and, therefore, the effect would be antidilutive.

The computation of diluted net loss per share for fiscal year ended October 27, 2002 excludes the impact of options to purchase 164,371 shares of common stock and the conversion of the Convertible Preferred Stock which was convertible into 3.2 million shares of common stock at October 27, 2002, as such impacts would be antidilutive for this period.

Cost of Sales

The Company includes in cost of sales all the costs related to the sale of products in accordance with generally accepted accounting principles. These costs include the following: raw materials (including produce, seeds and packaging), direct labor, overhead (including indirect labor, depreciation, and facility related costs) and shipping and shipping related costs.

Research and Development Expenses

Costs related to both research contracts and Company-funded research is included in research and development expenses. Costs to fulfill research contracts generally approximate the corresponding revenue. Research and development costs are primarily comprised of salaries and related benefits, supplies, travel expenses and corporate allocations.

Accounting for Stock-Based Compensation

The Company accounts for its stock option plans and its employee stock purchase plans in accordance with the provisions of the Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees.*

The Company has elected to follow APB 25 in accounting for its employee stock options.

Under APB 25, no compensation expense is recognized in the Company's financial statements unless the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant.

Pro forma information regarding net income (loss) and net income (loss) per share has been determined as if the Company had accounted for the Landec stock option plans under the fair value method and the Landec Ag stock plan and Apio stock plans under the minimum value method prescribed by Statement of Financial Accounting Standard No. 123 (SFAS No. 123). The fair value of options granted in fiscal years 2005 and 2004, the seven months ended May 25, 2003 and fiscal year 2002 reported below has been estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Landec Employee Stock Options				
	Fiscal Year Ended May 29, 2005	Fiscal Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Fiscal Year Ended October 27, 2002
				(Unaudited)	
Expected life (in years)	4.38	6.02	5.89	5.40	5.43
Risk-free interest rate	3.70%	3.09%	2.81%	4.41%	4.00%
Volatility	0.57	0.57	0.80	0.86	0.84
Dividend yield	0%	0%	0%	0%	0%

The assumptions used for the Landec stock options for the expected life, the risk-free interest rate and the dividend yield are the same assumptions used to determine the fair value of the Landec Ag and Apio options granted in the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002. The fair value for Landec Ag and Apio options was estimated using the minimum value method since the stock of these subsidiaries is not publicly traded.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The change in the volatility in the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and fiscal year ended October 27, 2002 is a result of basing the volatility on Landec's stock price.

The weighted average estimated fair value of Landec employee stock options granted at grant date market prices during the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002 was $3.54, $2.89, $1.63 and $2.48 per share, respectively. No stock options were granted above or below grant date market prices during the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002. The weighted average estimated fair value of shares granted under the Landec Employee Stock Purchase Plan during the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002 was $1.98, $0.88, $1.65 and $1.44 per share, respectively. The weighted average estimated fair value of options granted under the Landec Ag Stock Plan during the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002 was $0.23, $0.16 and $0.30 per share, respectively. No options were granted under the Landec Ag Stock Plan in fiscal year 2005. The weighted average estimated fair value of options granted under Apio Stock Plan during the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002 was $0.52 and $0.72 per share, respectively. There were no grants under the Apio Stock Plan during fiscal years 2005 and 2004.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

	Year Ended May 29, 2005	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002
				(Unaudited)	
Net income (loss) — as reported	$ 5,402	$2,900	$1,791	$ 1,502	$(1,487)
Deduct:					
Stock-based employee expense determined under SFAS 123	(1,511)	(961)	(546)	(1,221)	(1,887)
Pro forma net income (loss)	$ 3,891	$1,939	$1,245	$ 281	$(3,374)
Basic net income (loss) per share — as reported	$ 0.23	$ 0.11	$ 0.08	$ 0.07	$ (0.10)
Diluted net income (loss) per share — as reported	$ 0.21	$ 0.12	$ 0.07	$ 0.06	$ (0.10)
Basic pro forma net income (loss) per share	$ 0.16	$ 0.07	$ 0.05	$ 0.00	$ (0.21)
Diluted pro forma net income (loss) per share	$ 0.15	$ 0.08	$ 0.04	$ 0.00	$ (0.21)

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years due to the impact of granting options in future periods.

Recent Accounting Pronouncements

Accounting for Stock-Based Compensation

In December 2004, the FASB issued Statement No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123R, which is a revision of SFAS No. 123, and supersedes APB Opinion 25. SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized in the statement of operations based on their fair values. On April 14, 2005, the SEC adopted a new rule that amended the compliance dates for SFAS No. 123R such that the Company is now allowed to adopt the new standard effective in the second quarter of fiscal year 2007. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, recognizes no compensation cost for employee stock options.

Under SFAS 123R, the Company must determine the appropriate fair value model and related assumptions to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is currently evaluating the requirements of SFAS 123R as well as option valuation methodologies related to its stock option plans. Although the Company has not yet determined the method of adoption or the effect of

adopting SFAS 123R, the Company expects that the adoption of SFAS 123R may have a material impact on the Company's consolidated results of operations. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on, among other things, the levels of share-based payments granted in the future, the method of adoption and the option valuation method used. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation costs to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

2. Discontinued Operations

In October 2002, the Company sold Dock Resins for $14.5 million ($10.2 million net of debt not assumed and before expenses). As a result of this sale, the financial results of Dock Resins have been included in the consolidated statement of operations as a discontinued operation for the year ended October 27, 2002.

The Company recorded a loss of $4.2 million on the sale of Dock Resins of which $2.5 million was recorded in fiscal year 2001 and $1.7 million was recorded in the fourth quarter of fiscal year 2002 upon the close of the sale. The loss was comprised of a loss on the disposal of Dock Resins of $3.3 million; transaction costs and certain costs directly related to the sale, including consulting fees and professional fees of $1.2 million less $300,000 of operating income from the measurement date of October 18, 2001 to the disposal date of October 24, 2002. Included in restricted cash at May 25, 2003 is $1.35 million in escrow related to the sale of Dock Resins which was received from escrow in January 2004.

3. Exit of Fruit Processing and Domestic Commodity Vegetable Businesses

In June 2002, the Company sold an idle fruit processing facility for $2.2 million and recorded a gain on the sale of $436,000 which is included in selling, general and administrative expense for fiscal year 2002 in the Consolidated Statements of Operations. In December 2002, the Company sold a portion of the fruit processing equipment and the rights to the Company's Great Whites™ trademark to the purchaser of the facility for $703,000 resulting in a net gain of $39,000. The portion of the fruit equipment that was not sold is being used in Apio's value-added vegetable business.

During fiscal year 2003, management of Landec decided to exit its domestic vegetable business in order to focus on Apio's growing value-added specialty packaging and export businesses. The Company recorded a charge of $1.1 million in fiscal year 2003, primarily for the writedown of inventory that the Company would no longer be able to sell as a result of exiting this business and the writedown of notes receivable that the Company determined would be uncollectible as a result of the Company no longer continuing this business.

Effective June 30, 2003, the Company exited the selling of domestic commodity vegetable products and sold certain assets associated with this business to Apio Fresh LLC ("Apio Fresh"). Apio Fresh is owned by a group of entities and persons that supply produce to Apio. One of the owners of Apio Fresh is Apio's CEO (see Note 1). Under the terms of the sale, Apio Fresh purchased certain equipment and carton inventory from the Company at their net book value of approximately $410,000 in exchange for notes receivables due in monthly installments over 24 months. In addition, Apio will be providing information technology service to Apio Fresh for 36 months in exchange for a note receivable for $235,000. This amount has been recorded to deferred revenue and will be recognized ratably over the 36- month term of the agreement. In connection with the sale, Apio Fresh will pay the Company an on-going royalty fee ($233,000 and $257,000 during fiscal years 2005 and 2004, respectively) per carton sold for the use of Apio's brand names. Apio Fresh and its owners, who are also growers, also entered into a long-term supply agreement with the Company to supply produce to Apio for its fresh-cut, value-added business. As a result of the sale, the Company recorded during the first quarter of fiscal year 2004, a write down of goodwill of $129,000 allocable to this business.

4. Licensing Agreement

On September 3, 2004, the Company entered into a multi-year joint technology and licensing agreement with Chiquita Brands International, Inc. ("Chiquita") to provide Landec's Intelimer packaging technology for Chiquita bananas. The Company began selling its technology products to Chiquita during the fourth quarter of fiscal year 2005. The revenues from this agreement were not material in fiscal year 2005. In addition, the two companies entered into a stock purchase agreement, whereby the Company sold to Chiquita 486,111 shares of Landec Common Stock on October 14, 2004 for $3.5 million in cash.

5. Sale of Land

On April 12, 2005, the Company sold farm land in the Santa Maria Valley area for $1.1 million in cash. The sale of land resulted in a gain of $713,000 which is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. This land was acquired earlier in fiscal year 2005 when the Company foreclosed on the land that was securing the note receivable due to non payment of the note.

6. Notes and Advances Receivable

	May 29, 2005	May 30, 2004
Notes and advances receivable at May 29, 2005 and May 30, 2004 consisted of the following (in thousands):		
Note receivable due from buyer of fruit processing equipment in annual installments of $98,143 plus interest at prime rate plus 1.0%, with final payment due October 20, 2009, secured by purchased assets(2)	$ 507	$ 608
Note receivable from grower, with principal and interest at the prime rate plus 3%, payments to be withheld from proceeds derived from crop sales, due through October 31, 2005, secured by crops(1)	216	170
Note receivable due from grower in annual installments of $33,437 plus interest at prime rate plus 1.0%, with final payment due December 31, 2007, unsecured(1)	117	144
Note receivable due from Apio Fresh (related party) in monthly installments of $7,043 including interest at 5%, with final payment due June 30, 2006, secured by lien and security interest(2)	89	167
Notes receivable due from growers, with principal and interest of prime rate plus 1.75%, secured by their respective partnership interest in Apio Cooling LP. Payments to be deducted from partnership distributions until notes are paid in full, with balances due December 31, 2008(1)	34	154
Note receivable due from buyer of fruit processing equipment in annual installments of $2,857 plus interest at prime rate plus 1.0%, with final payment due October 20, 2009(2)	15	17
Note receivable due from Apio Fresh (related party) in monthly installments of $7,512 including interest at 5%, with final payment due June 30, 2005, secured by lien and security interest(2)	8	95
Note receivable due from grower bearing interest at 7%. Principal and interest payment of $300,000 received June 14, 2004, with final principal and interest payment due September 17, 2004, secured by deed of trust(1)	—	439
Various notes receivable from growers bearing no interest on cartons in inventory, payments to be withheld based on carton usage, secured by carton inventory(1)	—	188

	May 29, 2005	May 30, 2004
Notes receivable due from grower in monthly installments of $33,333 plus interest at prime rate plus 1.0%, with final payment due on October 31, 2004, secured by leasehold rights(1)	—	162
Note receivable due from grower with payment due on October 20, 2003 of $116,595 plus interest at prime rate plus 1.0%, and final payment of $60,714 due October 20, 2004 plus interest at prime rate plus 1.0% secured by leasehold rights(1)	—	62
Short term advances and other from Apio Fresh (related party)(2)	—	140
Gross notes and advances receivable	986	2,346
Less allowance for doubtful notes	(45)	(195)
Net notes and advances receivable	941	2,151
Less current portion of notes and advances receivable, including related party note	(508)	(1,450)
Non-current portion of notes and advances receivable	$ 433	$ 701

(1) Represents notes and advances receivable associated with operating activities.

(2) Represents notes and advances receivable associated with investing activities.

7. Property and Equipment

Property and equipment consists of the following (in thousands):

	Years of Useful Life	May 29, 2005	May 30, 2004
Land and building	15-30	$ 11,051	$ 11,096
Leasehold improvements	3-20	1,177	1,475
Computer, capitalized software, machinery, equipment and auto	3-7	20,403	21,221
Furniture and fixtures	5-7	428	525
Construction in process		142	27
Gross property and equipment		33,201	34,344
Less accumulated depreciation and amortization		(15,926)	(16,003)
Net property and equipment		$ 17,275	$ 18,341

Depreciation expense for the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003 and the fiscal year ended October 27, 2002 was $3.4 million, $3.4 million, $1.9 million and $3.3 million, respectively. Equipment under capital leases, which is the security for the related lease obligation, at May 29, 2005 and May 30, 2004 was $103,000 and $623,000, respectively. The related accumulated amortization for equipment under capital leases is $37,000 and $503,000, respectively. Amortization related to capitalized software was $742,000, $989,000, $577,000 and $44,000, respectively, for fiscal years ended May 29, 2005, May 30, 2004, the seven months ended May 25, 2003 and the fiscal year ended October 27, 2002.

On January 14, 2005, the Company entered into an agreement to purchase approximately 155 acres of fruit land from an individual for $812,500. This amount was paid to the seller through the funding of an escrow account on March 23, 2005. The Company has been actively seeking buyers for this land and is committed to

selling the property (see Note 16). Accordingly, the land and related fruit trees and grape vines have been shown as assets held for sale in the accompanying Consolidated Balance Sheets.

8. Intangible Assets

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002.

Changes in the carrying amount of goodwill for the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002 by reportable segment, are as follows (in thousands):

	Food Products Technology	Agricultural Seed Technology	Total
Balance as of October 28, 2001	$19,175	$2,827	$22,002
Workforce and customer base reclassified	2,187	1,062	3,249
Goodwill acquired during the period	—	482	482
Balance as of October 27, 2002	21,362	4,371	25,733
Goodwill acquired during the period	—	383	383
Balance as of May 25, 2003	21,362	4,754	26,116
Goodwill disposed during the period	(129)	—	(129)
Balance as of May 30, 2004	21,233	4,754	25,987
Goodwill disposed during the period	—	—	—
Balance as of May 29, 2005	$21,233	$4,754	$25,987

Information regarding Landec's other intangible assets is as follows (in thousands):

	May 29, 2005			May 30, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Unamortized Intangible Assets						
Trademark	$13,300	$(1,730)	$11,570	$13,300	$(1,730)	$11,570
Amortized Intangible Assets						
Other	434	(376)	58	617	(532)	85
	$13,734	$(2,106)	$11,628	$13,917	$(2,262)	$11,655

Amortization expense, including amortization of other assets, for fiscal years 2005 and 2004 was $103,000 and $218,000 for Food Products Technology and $1,000 and $41,000 for Agricultural Seed Technology, respectively. Amortization expense, including amortization of other assets, was $77,000, $259,000, $141,000 and $199,000 for the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002, respectively.

9. Shareholders' Equity

Holders of Common Stock are entitled to one vote per share.

Convertible Preferred Stock

The Company has authorized two million shares of preferred stock, and as of May 29, 2005 has no outstanding preferred stock.

Common Stock, Stock Purchase Plans and Stock Option Plans

At May 29, 2005, the Company had 5,225,187 common shares reserved for future issuance under Landec stock option plans (5,063,534) and employee stock purchase plans (161,653).

The 1995 Directors' Stock Option Plan (the "Directors' Plan") provides that each person who becomes a employee director of the Company, who has not received a previous grant, shall be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders each non-employee director shall be granted an additional option to purchase 10,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The exercise price of the options is the fair market value of the Company's Common Stock on the date the options are granted. The Directors' Plan, as amended in 1998 and 2003, authorizes the issuance of 800,000 shares under the plan. Options granted under this plan are exercisable and vest upon grant.

The 1996 Non-Executive Stock Option Plan authorizes the Board of Directors to grant non-qualified stock options to employees, including executive officers, and outside consultants of the Company. The exercise price of the options will be equal to the fair market value of the Company's Common Stock on the date the options are granted. As amended in 1999, 1,500,000 shares are authorized to be issued under this plan. Options are generally exercisable upon vesting and generally vest ratably over four years and are subject to repurchase if exercised before being vested.

In November 1996, the Company's Board of Directors approved the 1996 Stock Option Plan. Under this plan, the Board of Directors of Landec may grant stock purchase rights, incentive stock options or non-statutory stock options to Landec executives. The exercise price of the stock purchase rights, incentive stock options and non-statutory stock options may be no less than 100% of the fair market value of Landec's Common Stock on the date the options are granted. The plan, as amended, authorizes the issuance of 2,000,000 shares of Landec Common Stock under the plan. Options generally are exercisable upon vesting, generally vest ratably over four years and are subject to repurchase if exercised before being vested.

On April 15, 2005, the Board of Directors of the Company approved the accelerated vesting of all unvested options previously granted to employees under the Company's 1996 Stock Option Plans (collectively, the "Plans") which have an exercise price greater than $6.25 (the "Acceleration") the closing price of the Company's Common Stock on April 15, 2005.

Pursuant to the Acceleration, options granted under the Plans to purchase 192,026 shares of the Company's common stock that would otherwise have vested at various times within the next three years became fully vested. As a result of the Board's decision to approve the Acceleration, each option agreement underlying options subject to the Acceleration is deemed to be amended to reflect the Acceleration as of the effective date, but all other terms and conditions of each such option agreement remains in full force and effect. On the date of the Acceleration no compensation expense was recorded because the fair market value of the Company's Common Stock was below the exercise price of the options that were accelerated.

In October 2000, the Company's Board of Directors approved the New Executive Stock Option Plan. Under this plan, the Board of Directors may grant non-statutory stock options to officers of Landec or officers of Apio or Landec Ag whose employment with each of those companies began after October 24, 2000. The exercise price of the non-statutory stock options may be no less than 100% and 85%, for named executives and non-named executives, respectively, of the fair market value of Landec's Common Stock on the date the options are granted. Options generally are exercisable upon vesting, generally vest ratably over four years and are subject to repurchase if exercised before being vested. 210,000 shares are authorized to be issued under this plan.

Activity under all Landec Stock Option Plans is as follows:

		Outstanding Options	
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at October 28, 2001	1,404,268	4,010,766	$4.93
Options granted	(430,739)	430,739	$3.44
Options exercised	—	(71,574)	$0.86
Options forfeited	334,581	(334,581)	$4.91
Expired in 1988 Plan	(85,760)	—	—
Balance at October 27, 2002	1,222,350	4,035,350	$4.85
Options granted	(375,000)	375,000	$2.34
Options exercised	—	(23,600)	$0.66
Options forfeited	332,506	(332,506)	$5.06
Balance at May 25, 2003	1,179,856	4,054,244	$4.63
Additional shares reserved	400,000	—	
Options granted	(161,000)	161,000	$5.20
Options exercised	—	(152,659)	$2.68
Options forfeited	139,824	(139,824)	$4.77
Expired in 1988 Plan	(20,135)	—	
Balance at May 30, 2004	1,538,545	3,922,761	$4.81
Options granted	(625,000)	625,000	$6.54
Options exercised	—	(397,772)	$3.80
Options forfeited	27,493	(27,493)	$4.98
Balance at May 29, 2005	941,038	4,122,496	$5.08

At May 29, 2005, May 30, 2004, May 25, 2003 and October 27, 2002, options to purchase 3,636,106, 3,274,455, 3,161,710, and 3,249,878 of Landec's Common Stock were vested, respectively. No options have been exercised prior to being vested.

Financials

The following tables summarize information about Landec options outstanding and exercisable at May 29, 2005.

	Options Outstanding		
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (In Years)	Weighted Average Exercise Price
$0.86 - $3.180	548,728	6.61	2.48
$3.25 - $3.400	428,600	5.30	3.38
$3.47 - $4.938	448,256	5.61	4.30
$5.00 - $5.000	755,191	2.59	5.00
$5.25 - $6.130	434,700	6.38	6.03
$6.25 - $6.250	865,000	0.53	6.25
$6.45 - $7.625	642,021	6.93	6.85
$0.86 - $7.625	4,122,496	4.38	5.08

	Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.86 - $3.180	433,019	2.53
$3.25 - $3.400	420,474	3.38
$3.47 - $4.938	405,701	4.36
$5.00 - $5.000	755,191	5.00
$5.25 - $6.130	114,700	5.82
$6.25 - $6.250	865,000	6.25
$6.45 - $7.625	642,021	6.85
$0.86 - $7.625	3,636,106	5.10

Employee Stock Purchase Plan. The Company has an employee stock purchase plan which permits eligible employees to purchase Common Stock, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or on the purchase date. As of May 29, 2005, 813,347 shares have been issued under the Purchase Plan.

Landec Ag Stock Plan. Under the 1996 Landec Ag Stock Plan, the Board of Directors of Landec Ag may grant stock purchase rights, incentive stock options or non-statutory stock options to employees and outside consultants. The exercise price of the stock purchase rights, incentive stock options and non-statutory stock options may be no less than 85%, 100% and 85%, respectively, of the fair market value of Landec Ag's common stock as determined by Landec Ag's Board of Directors. 2,000,000 shares are authorized to be issued under this plan. Options generally are exercisable upon vesting and generally vest ratably over four years and are subject to repurchase if exercised before being vested.

The following table summarizes activity under the Landec Ag Stock Option.

		Outstanding Options	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at October 28, 2001	293,618	1,580,300	$0.35
Options granted	(20,000)	20,000	$1.00
Options exercised	—	(200,000)	$0.10
Options forfeited	10,530	(10,530)	$0.42
Balance at October 27, 2002	284,148	1,389,770	$0.39
Options granted	(57,000)	57,000	$1.00
Options exercised	—	—	—
Options forfeited	1,770	(1,770)	$1.00
Balance at May 25, 2003	228,918	1,445,000	$0.41
Options granted	(10,000)	10,000	$1.50
Options exercised	—	—	—
Options forfeited	195,150	(195,150)	$0.50
Balance at May 30, 2004	414,068	1,259,850	$0.41
Options granted	—	—	—
Options exercised	—	(503,895)	$0.10
Options forfeited	165,855	(165,855)	$1.00
Balance at May 29, 2005	579,923	590,100	$0.71

At May 29, 2005, options to purchase 566,499 shares with an average exercise price of $0.70 per share of Landec Ag's common stock were vested. For the options outstanding at May 29, 2005, 74,000 options were granted with an exercise price of $0.10, 131,900 options were granted with an exercise price of $0.20 and 384,200 were granted with an exercise price of $1.00. As of May 29, 2005, the Company has 1,171,023 common shares reserved for future issuance under the Landec Ag stock option plan.

Apio Stock Plan. In connection with the acquisition of Apio, the Board of Directors of Landec authorized the establishment of the 1999 Apio Stock Option Plan ("1999 Plan"). Under the 1999 Plan, the Board of Directors of Apio may grant incentive stock options or non-statutory stock options to employees and outside consultants. The exercise price of the incentive stock options and non-statutory stock options may be no less than 100% and 85%, respectively, of the fair market value of Apio's common stock as determined by Apio's Board of Directors. Five million shares were authorized to be issued under this plan. Options were exercisable upon vesting and generally vested ratably over four years and were subject to repurchase if exercised before being vested. As of May 29, 2005, options for two million shares had been granted at an exercise price of $2.10 per share.

In May 2000, the 1999 Plan was terminated. All existing grants remain outstanding, and no future grants will be made from the plan. Concurrently, the 2000 Apio Stock Option Plan ("2000 Plan") was authorized by Apio's Board of Directors, which authorized the issuance of two million shares under the same terms and conditions as the 1999 Plan. As of May 29, 2005, options for 327,322 shares are outstanding under the 2000 Plan at an exercise price of $2.10 per share.

The following table summarizes activity under the Apio Stock Option Plan.

		Outstanding Options	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at October 28, 2001	1,212,522	2,786,895	$2.10
Options granted	(75,000)	75,000	$2.10
Options exercised	—	—	—
Options forfeited	73,251	(73,251)	$2.10
Balance at October 27, 2002	1,210,773	2,788,644	$2.10
Options granted	(100,000)	100,000	$2.10
Options exercised	—	—	—
Options forfeited	373,019	(373,019)	$2.10
Balance at May 25, 2003	1,483,792	2,515,625	$2.10
Options granted	—	—	—
Options exercised	—	(49,166)	$2.10
Options forfeited	79,680	(79,680)	$2.10
Balance at May 30, 2004	1,563,472	2,386,779	$2.10
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	59,457	(59,457)	$2.10
Balance at May 29, 2005	1,622,929	2,327,322	$2.10

At May 29, 2005, options to purchase 2,284,207 shares of Apio common stock were vested. As of May 29, 2005, the Company has 3,950,251 common shares reserved for future issuance under the Apio stock option plans.

10. Debt

Revolving debt

On August 20, 2003, Apio entered into a $12 million revolving line of credit (borrowings are based on Apio's accounts receivable levels) and a $3.0 million equipment line of credit (the "Lines") with Wells Fargo Business Credit, Inc. At May 30, 2004, $5.3 million was outstanding under these Lines.

On September 1, 2004, Apio entered into with Wells Fargo Bank N.A. ("Wells Fargo") a new $10 million revolving line of credit that expires on August 31, 2006, a 12-month, $4.8 million equipment line of credit, and a 36-month, $1.2 million term note for equipment purchased under the equipment line of credit with Wells Fargo Business Credit (collectively the "Loan Agreement"). Outstanding amounts under the Loan Agreement bear interest at either the prime rate or the LIBOR adjustable rate plus 2.25% (5.375% at May 29, 2005). The Loan Agreement contains certain restrictive covenants, which requires Apio to meet certain financial tests, including, minimum levels of net income, maximum leverage ratio, minimum net worth and maximum capital expenditures. Landec has pledged substantially all of the assets of Apio to secure the lines with Wells Fargo. Concurrently with entering into this agreement with Wells Fargo, the Company paid off and terminated its lines of credit with Wells Fargo Business Credit. At May 29, 2005, no amounts were outstanding under the revolving line of credit or the equipment line of credit. Apio has been in compliance with all loan covenants in the Loan Agreement since the inception of this loan.

Landec Ag has a revolving line of credit which allows for borrowings of up to $7.5 million, based on Landec Ag's inventory levels. The interest rate on the revolving line of credit is the prime rate plus 0.375 (6.375% at May 29, 2005). Landec has pledged substantially all of the assets of Landec Ag to secure the line of credit. At May 29, 2005 and May 30, 2004, no amounts were outstanding under this revolving line of credit.

The weighted average interest rate on the Company's lines of credit was 5.38%, 5.51% and 5.46% for the fiscal year ended May 30, 2004, the seven months ended May 25, 2003 and for the fiscal year ended October 27, 2002, respectively. No amounts were outstanding under the Company's lines of credit as of May 29, 2005.

In addition, under a $1.0 million equipment line, $600,000 of equipment was purchased by Landec Ag and in June 2001, that $600,000 was converted into a four-year, 8% per annum term note. As of May 30, 2004, $178,000, was outstanding under this term note, this note was repaid during fiscal year 2005.

Long-Term Debt

Long-term debt consists of the following (in thousands):

	May 29, 2005	May 30, 2004
Note payable of Apio to a commercial finance company; due in monthly installments of approximately $11,000 including interest at 5.12% with final payment due December 2019	$1,400	$ 1,471
Note payable of Apio to a bank; due in monthly installments of $33,333 including interest at 4.96% with final payment due August 2007	934	—
Note payable of Apio to a bank; due in monthly installments of approximately $7,000 including interest at 5.64% with final payment due December 2015	675	724
Capitalized lease obligations with interest rates ranging from 5.90% to 19.45%	79	122
Contractual obligation to former owners of Apio; due in annual installments of $1,235,000 through January 2, 2005	—	1,132
Various notes payable with interest rates ranging from 8.00% to 9.38%	—	230
	3,088	3,679
Less current portion	(548)	(1,505)
	$2,540	$ 2,174

Maturities of long-term debt, including obligations under capital lease agreements, for each year presented are as follows (in thousands):

FY 2006	$ 548
FY 2007	544
FY 2008	286
FY 2009	139
FY 2010	143
Thereafter	1,428
	$3,088

The contractual obligation of $1.2 million to former shareholders of Apio is non-interest bearing and accordingly has been discounted at Apio's incremental borrowing rate resulting in a discounted value of $1.1 million at May 30, 2004. In June 2001, under provisions of the acquisition agreement, because Landec's

average closing stock price was below $6.00 during June 2001, the Company increased its obligation to the former owners of Apio by $700,000 ($591,000 on a discounted basis), $175,000 of which was outstanding at May 30, 2004 and is included in the $1.2 million referenced above.

The term debt and revolving note agreements contains various financial covenants including minimum fixed coverage ratio, minimum current ratio, minimum adjusted net worth and maximum leverage ratios.

Landec has pledged substantially all of Apio's and Landec Ag's assets to secure their term debt.

11. Income Taxes

The Company has recorded an income tax benefit in the amount of $45,000 for the fiscal year ended May 29, 2005, which is included in other (expense)/income in the accompanying Consolidated Statements of Operations. The Company recorded an income tax provision in the amount of $50,000 for the year ended May 30, 2004. No provision was recorded for the seven months ended May 25, 2003 and the year ended October 27, 2002.

The actual provision for income taxes differs from the statutory U.S. federal income tax rate as follows (in thousands):

	Year Ended May 29, 2005	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Year Ended October 27, 2002
Provision at U.S. statutory rate of 34%	$ 1,839	$1,003	$ 614	$(506)
State income taxes, net of federal benefit	315	172	114	(85)
Change in valuation allowance	(2,017)	(703)	(666)	564
Tax credit carryforwards	(200)	(396)	(49)	—
Other	18	(26)	(13)	27
Total	$ (45)	$ 50	$ —	$ —

As of May 29, 2005, the Company had federal and state net operating loss carryforwards of approximately $46.9 million and $12.5 million, respectively. These losses expire in different periods through 2025, if not utilized. The Company also had federal and state tax credit carryforwards of approximately $1.5 million and $1.3 million, respectively. The research and development tax credit carryforwards expire in different periods through 2025 for federal purposes and have an unlimited carryforward period for state purposes. The other state tax credit carryforwards expire in different periods through fiscal year 2013.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Significant components of the Company's deferred tax assets are as follows (in thousands):

	May 29, 2005	May 30, 2004
Deferred tax assets:		
Net operating loss carryforwards	$ 16,700	$ 12,700
Research and AMT credit carryforwards	2,300	2,100
Capitalized research and development	100	100
Other — net	(3,200)	300
Net deferred tax assets	15,900	15,200
Valuation allowance	(15,900)	(15,200)
Net deferred tax assets	$ —	$ —

Included in the other net deferred tax assets is approximately $4.2 million of deferred tax liabilities that primarily relate to book/tax basis differences in fixed assets and intangibles.

Due to the Company's limited earnings history, the net deferred tax asset has been fully offset by a valuation allowance. The change in the valuation allowance was an increase of $700,000, a decrease of $1.3 million, an increase of $1.0 million, and a decrease of $400,000 for the fiscal years ended May 29, 2005 and May 30, 2004, for the seven months ended May 25, 2003 and for the fiscal year October 27, 2002, respectively. Approximately $400,000 of the valuation allowance for deferred tax assets as of May 29, 2005 relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

12. Commitments and Contingencies

Operating Leases

Landec leases facilities and equipment under operating lease agreements with various terms and conditions, which expire at various dates through 2010. The approximate future minimum lease payments under these operating leases, excluding farmland leases, at May 29, 2005 are as follows (in thousands):

	Amount
FY 2006	$ 606
FY 2007	612
FY 2008	324
FY 2009	281
FY 2010	168
	$1,991

Rent expense for operating leases, including month to month arrangements was $1.6 million for the fiscal year ended May 29, 2005, $1.4 million for the fiscal year ended May 30, 2004, $883,000 for the seven months ended May 25, 2003 and $1.3 million for the fiscal year ended October 27, 2002.

Land Leases

Landec, through its Apio subsidiary, also leases farmland under various non-cancelable leases expiring through October 2006. Landec subleases substantially all of the farmland to growers on an annual basis. The subleases are generally non-cancelable and expire through October 2006. The approximate future minimum leases and sublease amounts receivable under farmland leases at May 29, 2005 are as follows (in thousands):

	Minimum Lease Payments	Sublease Rents Receivable	Net
FY 2006	$612	$(635)	$(23)
FY 2007	207	(220)	(13)
	$819	$(855)	$(36)

Rent expense for land leases net of sublease rents, including month to month arrangements was $51,000 for the fiscal year ended May 29, 2005, $16,000 for the fiscal year ended May 30, 2004, $125,000 for the seven months ended May 25, 2003 and $378,000 for the fiscal year ended October 27, 2002.

Employment Agreements

Landec has entered into employment agreements with certain key employees. These agreements provide for these employees to receive incentive bonuses based on the financial performance of certain divisions in addition to their annual base salaries. The accrued incentive bonuses amounted to $890,000 at May 29, 2005 and $197,000 at May 30, 2004.

Licensing Agreement

In fiscal year 2001, the Company entered into an agreement for the exclusive worldwide rights to market grapes under certain brand names. Under the terms of the amended agreement (amended in fiscal year 2004), the Company is obligated to make annual payments of $100,000 for fiscal years 2005 through 2012.

Purchase Commitments

At May 29, 2005, the Company was committed to purchase $816,000 of produce during fiscal year 2006 in accordance with contractual terms.

13. Employee Savings and Investment Plans

The Company sponsors a 401(k) plan which is available to substantially all of the Company's employees.

Landec's Corporate Plan, which is available to all Landec employees ("Landec Plan"), allows participants to contribute from 1% to 50% of their salaries, up to the Internal Revenue Service (IRS) limitation into designated investment funds. Beginning in fiscal year 2001, the Company amended the plan so that it contributes an amount equal to 50% of the participants' contribution up to 3% of the participants' salary. In May 2003, the Company again amended the plan to make the Company's matching contribution to the plan on behalf of participants voluntary, and to make employees participation in the plan voluntary. Participants are at all times fully vested in their contributions. The Company's contribution vests over a four-year period at a rate of 25% per year. The Company retains the right, by action of the Board of Directors, to amend, modify, or terminate the plan. For the fiscal years ended May 29, 2005 and May 30, 2004, the seven months ended May 25, 2003 and for the fiscal year ended October 27, 2002, the Company contributed $294,000, $287,000, $171,000 and $126,000, respectively, to the Landec Plan.

The Company had also sponsored a 401(k) plan available to substantially all of Apio's employees ("Apio Plan"). The plan's participants could contribute from 1% to 50% of their salary, up to the IRS limitation into designated investment funds. Apio, in turn, contributed an amount, as required by the plan, which was a portion of the participant's contributions. Participants were at all times fully vested in their contributions. Apio's contribution vested over a six-year period beginning in year two at a rate of 20% per year. In December 2002, the Apio Plan was merged into the Landec Plan and all funds from the Apio Plan were transferred into the Landec Plan at that time. In the seven months ended May 25, 2003, and the fiscal year ended October 27, 2002, Apio contributed $36,000 and $320,000, respectively, to the Apio Plan.

14. Business Segment Reporting

Landec operates in two business segments: the Food Products Technology segment and the Agricultural Seed Technology segment. The Food Products Technology segment markets and packs produce and specialty packaged fresh-cut vegetables that incorporate the Intelimer packaging technology for the fresh-cut and whole produce industry through its Apio subsidiary. The Agricultural Seed Technology segment markets and distributes hybrid seed corn to the farming industry and is selling seed coatings using Landec's proprietary Intelimer polymers through Landec Ag and other seed companies. The Corporate and Other segment includes the operations from the Company's Technology Licensing/Research and Development business and corporate operating expenses. The Food Products Technology and Agricultural Seed Technology segments include charges for corporate services allocated from the Corporate and Other segment. Corporate and Other amounts include non-core operating activities, corporate operating costs and net interest expense. Virtually all of the Company's international sales are to Asia. Operations and identifiable assets by business segment consisted of the following (in thousands):

	Food Products Technology	Agricultural Seed Technology	Corporate and Other	Total
Fiscal Year Ended May 29, 2005				
Net sales	$179,157	$25,648	$ 425	$205,230
International sales	$ 48,773	$ —	$ —	$ 48,773
Gross profit	$ 22,195	$ 9,448	$ 329	$ 31,972
Net income (loss)	$ 5,621	$ (316)	$ 97	$ 5,402
Identifiable assets	$ 72,511	$22,711	$ 4,853	$100,075
Depreciation and amortization	$ 2,890	$ 472	$ 105	$ 3,467
Capital expenditures	$ 2,709	$ 426	$ 98	$ 3,233
Interest income	$ 130	$ 57	$ 27	$ 214
Interest expense	$ 305	$ 109	$ —	$ 414
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended May 30, 2004				
Net sales	$167,886	$23,641	$ 565	$192,092
International sales	$ 48,679	$ —	$ —	$ 48,679
Gross profit	$ 20,231	$ 9,086	$ 474	$ 29,791
Net income (loss)	$ 3,232	$ (241)	$ (91)	$ 2,900
Identifiable assets	$ 72,088	$19,722	$ 1,197	$ 93,007
Depreciation and amortization	$ 3,110	$ 484	$ 111	$ 3,705
Capital expenditures	$ 2,997	$ 320	$ 76	$ 3,393
Interest income	$ 148	$ 9	$ 7	$ 164
Interest expense	$ 683	$ 128	$ —	$ 811
Income tax expense (benefit)	$ —	$ —	$ —	$ —

	Food Products Technology	Agricultural Seed Technology	Corporate and Other	Total
Seven Months Ended May 25, 2003				
Net sales	$ 90,431	$21,042	$ 786	$112,259
International sales	$ 17,948	$ —	$ —	$ 17,948
Gross profit	$ 11,334	$ 8,584	$ 786	$ 20,704
Net income (loss)	$ (1,672)	$ 3,197	$ 266	$ 1,791
Identifiable assets	$ 76,669	$17,994	$ 2,224	$ 96,887
Depreciation and amortization	$ 1,687	$ 277	$ 77	$ 2,041
Capital expenditures	$ 988	$ 222	$ 26	$ 1,236
Interest income	$ 128	$ 2	$ 14	$ 144
Interest expense	$ 568	$ 74	$ —	$ 642
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended October 27, 2002				
Net sales	$160,596	$19,439	$ 3,120	$183,155
International sales	$ 36,273	$ —	$ —	$ 36,273
Gross profit	$ 20,183	$ 8,037	$ 3,120	$ 31,340
Net income (loss) from continuing operations	$ (2,134)	$ (714)	$ 3,049	$ 201
Identifiable assets	$ 65,489	$15,405	$26,909	$107,803
Depreciation and amortization	$ 2,822	$ 507	$ 171	$ 3,500
Capital expenditures	$ 1,774	$ 634	$ 138	$ 2,546
Interest income	$ 184	$ 46	$ 17	$ 247
Interest expense	$ 1,440	$ 109	$ 2	$ 1,551
Income tax expense (benefit)	$ —	$ —	$ —	$ —

15. Quarterly Consolidated Financial Information (unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal years 2005 and 2004 and the seven months ended May 25, 2003 (in thousands, except for per share amounts):

FY 2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2005
Revenues	$46,854	$50,672	$51,532	$56,172	$205,230
Gross profit	$ 5,741	$ 5,997	$ 9,242	$10,992	$ 31,972
Net income (loss)	$ (692)	$ (808)	$ 2,293	$ 4,609	$ 5,402
Basic amounts per common share:					
Net income/(loss) per basic share	$ (0.03)	$ (0.03)	$ 0.10	$ 0.19	$ 0.23
Diluted amounts per common share:					
Net income/(loss) per diluted share	$ (0.03)	$ (0.03)	$ 0.09	$ 0.17	$ 0.21

FY 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2004
Revenues	$41,803	$43,265	$48,587	$58,437	$192,092
Gross profit	$ 6,082	$ 5,030	$ 7,447	$11,232	$ 29,791
Net income (loss)	$ (624)	$(1,583)	$ 724	$ 4,383	$ 2,900
Basic amounts per common share:					
Net income/(loss) per basic share	$ (0.03)	$ (0.08)	$ 0.03	$ 0.20	$ 0.11
Diluted amounts per common share:					
Net income/(loss) per diluted share	$ (0.03)	$ (0.08)	$ 0.03	$ 0.17	$ 0.12

Seven Months Ended May 25, 2003	Three Months Ended January 26, 2003	Three Months Ended April 27, 2003
Revenues	$41,125	$56,845
Gross profit	$ 5,723	$12,738
Net income (loss)	$(2,036)	$ 4,673
Net income/(loss) per basic share	$ (0.10)	$ 0.22
Net income/(loss) per diluted share	$ (0.10)	$ 0.18

16. Subsequent Events

On June 29, 2005, the Company entered into an agreement to purchase the assets of Heartland Hybrids, Inc. Under the agreement, the Company will acquire the assets of Heartland Hybrids, which is based in Dassel, MN, for $6.0 million. The consideration at closing will consist of approximately 150,000 shares of Landec Common Stock valued at approximately $1.0 million and cash of $3.8 million. The remaining $1.2 million is in the form of a future cash earn-out based on Heartland Hybrids achieving certain financial targets for fiscal years 2006 and 2007. The acquisition is expected to close before the end of August 2005.

On January 14, 2005, the Company entered into an agreement to purchase approximately 155 acres of fruit land from an individual for $812,500. This amount was paid to the seller through the funding of an escrow account on March 23, 2005. In a separate unrelated transaction, on January 31, 2005, the Company entered into an agreement to sell approximately 45 acres of grape land to an individual for $452,500. The Company received $28,000 in cash and promissory notes receivable for $424,500, $56,000 of which is due by December 31, 2005 and the remainder to be paid from net profits from the sale of the grapes with a final payment due on December 31, 2009. Interest accrues at the prime rate and is payable quarterly. The sale is expected to close during the Company's second quarter of fiscal year 2006 upon the official recording of a Lot Line Adjustment by the county recorder of Fresno County and the subsequent transfer of title. The Company has an accepted offer from an individual to purchase the remaining acreage for $974,000, net of sales commissions. The sale of the remaining acreage is also expected to close during the Company's second quarter of fiscal year 2006. The cost of the land and the fruit of $1.2 million is recorded as an asset held for sale in the accompanying Consolidated Balance Sheets. The Company estimates that these sales will result in a gain.

(b) Index of Exhibits.

Exhibit Number:	Exhibit Title
2.3	Form of Agreement and Plan Merger and Purchase Agreement by and among the Registrant, Apio, Inc. and related companies and each of the respective shareholders dated as of November 29, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 2, 1999.
2.4	Stock Purchase Agreement between The Lubrizol Corporation and the Registrant dated as of October 24, 2002, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated October 24, 2002.
2.5	Purchase Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
3.1	Amended and Restated Bylaws of Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 19, 2005.
3.2	Ninth Amended and Restated Articles of Incorporation of Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
3.3	Certificate of Determination of Series A Preferred Stock, incorporated herein by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
3.4	Certificate of Determination of Series B Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated October 25, 2001.
4.1*	Series B Preferred Stock Purchase Agreement between the Registrant and the Seahawk Ranch Irrevocable Trust, dated as of October 24, 2001, incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 25, 2001.
10.1+	Form of Indemnification Agreement.
10.3*	1995 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement, incorporated herein by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.5*	Form of Option Agreement for 1995 Directors' Stock Option Plan, incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.6	Industrial Real Estate Lease dated March 1, 1993 between the Registrant and Wayne R. Brown & Bibbits Brown, Trustees of the Wayne R. Brown & Bibbits Brown Living Trust dated December 30, 1987, incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
10.15*	1996 Landec Ag Stock Option Plan and form of Option Agreements, incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.16*	Form of Option Agreement for the 1996 Non-Executive Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.17*	1996 Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.18*	Form of Option Agreement for 1996 Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997.

Exhibit Number:	Exhibit Title
10.19	Technology License Agreement between Bissell Healthcare Corporation and the Registrant, dated as of August 28, 1997, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 28, 1997.
10.24*	Employment Agreement between the Registrant and Nicholas Tompkins dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.25*	Stock Option Agreement between the Registrant and Nicholas Tompkins dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.26*	1999 Apio, Inc. Stock Option Plan and form of Option Agreement, incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.28*	2000 Apio, Inc. Stock Option Plan and form of Option Agreement, incorporated herein by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K filed for the fiscal year ended October 29, 2000.
10.29	Credit Agreement between Landec Ag, Inc. and Old National Bank dated as of June 5, 2000, as amended, incorporated herein by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 29, 2000.
10.30*	New Executive Stock Option Plan, incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 29, 2000.
10.35*	1996 Non-Executive Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.40	Amendment No. 2 to the Purchase Agreement between the Registrant and Apio, Inc. dated December 17, 2002, incorporated herein by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.45*	Employment Agreement between the Registrant and Gary T. Steele dated as of April 5, 2003, incorporated herein by reference to Exhibit 10.45 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.46	Fourth Amendment to Credit Agreement dated as of May 15, 2003, incorporated herein by reference to Exhibit 10.46 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.47	Non-Competition Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
10.48	Supply Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
10.50	Credit and Security Agreement between Apio, Inc. and Wells Fargo Business Credit, Inc. dated as of August 20, 2003, incorporated herein by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-K for the seven month period ended May 25, 2003.
10.51	Credit and Security Agreement between Cal Ex Trading Company and Wells Fargo Business Credit, Inc. dated as of August 20, 2003, incorporated herein by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K for the seven month period ended May 25, 2003.
10.53	1995 Directors' Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.53 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003.
10.54+	2006 Cash Bonus Plan.
10.55+	Director Compensation Schedule.

Exhibit Number:	Exhibit Title
10.56+	Form of Notice regarding acceleration of stock option vesting.
21.1	Subsidiaries of the Registrant

Subsidiary	State of Incorporation
Landec Ag, Inc.	Delaware
Apio, Inc.	Delaware

Exhibit Number:	Exhibit Title
23.1+	Consent of Independent Registered Public Accounting Firm.
24.1+	Power of Attorney — See page 84
31.1+	CEO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2+	CFO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1+	CEO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2+	CFO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

* Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to item 15(c) of Form 10-K.

+ Filed herewith.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on August 2, 2005.

LANDEC CORPORATION

By: /s/ Gregory S. Skinner
Gregory S. Skinner
Vice President of Finance and Administration and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary T. Steele and Gregory S. Skinner, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Gary T. Steele Gary T. Steele	President and Chief Executive Officer and Director (Principal Executive Officer)	August 2, 2005
/s/ Gregory S. Skinner Gregory S. Skinner	Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	August 2, 2005
/s/ Nicholas Tompkins Nicholas Tompkins	Chief Executive Officer of Apio, Inc., Senior Vice President and Director	August 2, 2005
/s/ Robert Tobin Robert Tobin	Director	August 2, 2005
/s/ Duke Bristow Duke Bristow	Director	August 2, 2005
/s/ Frederick Frank Frederick Frank	Director	August 2, 2005
/s/ Stephen E. Halprin Stephen E. Halprin	Director	August 2, 2005
/s/ Richard S. Schneider Richard S. Schneider	Director	August 2, 2005
/s/ Kenneth E. Jones Kenneth E. Jones	Director	August 2, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Title
10.1	Form of Indemnification Agreement.
10.54	2006 Cash Bonus Plan.
10.55	Director Compensation Schedule.
10.56	Form of Notice regarding acceleration of stock option vesting.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney. See page 83.
31.1	CEO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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CORPORATE DIRECTORY

BOARD OF DIRECTORS

Duke Bristow
Economist
UCLA Anderson School of Management

Frederick Frank
Vice Chairman and Director
Lehman Brothers, Inc.

Stephen Halprin
General Partner
OSCCO Ventures

Ken Jones
Chairman of the Board
Globe Wireless, Inc.

Richard S. Schneider,Ph.D.
Retired General Partner
Domain Associates

Gary T. Steele
Chairman of the Board
President and Chief Executive Officer
Landec Corporation

Robert Tobin
Retired CEO
AHOLD USA

Nicholas Tompkins
President and Chief Executive Officer
Apio, Inc.

CORPORATE MANAGEMENT

Gary T. Steele
Chairman of the Board
President and Chief Executive Officer

David D. Taft, Ph.D.
Chief Operating Officer
Landec Corporation

Nicholas Tompkins
President and Chief Executive Officer
Apio, Inc.

Thomas F. Crowley
President and Chief Executive Officer
Landec Ag, Inc.

Gregory S. Skinner
Vice President of Finance
and Administration and
Chief Financial Officer

Steven P. Bitler, Ph.D.
Vice President, Corporate Technology

INDEPENDENT AUDITORS

Ernst & Young LLP
San Jose, California

CORPORATE COUNSEL

Orrick, Herrington & Sutcliffe LLP
Menlo Park, California

SHAREHOLDERS'S INFORMATION

Transfer Agent and Registrar
The stock transfer agent and registrar for Landec Corporation is U.S. Stock Transfer of Glendale, California. Shareholders who wish to transfer their stock, or change the name in which the shares are registered, should contact:

US Stock Transfer Corporation
Attn: Shareholder Services
1745 Gardena Avenue
Glendale, California
91204-2991
818 502 1404

CORPORATE HEADQUARTERS

Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025-1010
650 306 1650

STOCK LISTING

The Company's common stock is traded on the Nasdaq National Market under the symbol LNDC. The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy of this report and Form 10-K without charge by writing to the Company at:
3603 Haven Avenue
Menlo Park, California 94025
Attn: Investor Relations

Except for the historical information contained here, the matters discussed in the enclosed materials are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially including risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Intelimer®
Apio®
Eat Smart®
BreatheWay™
Intellicoat®
Fielder's Choice Direct®
Early Plant®
Relay™ Cropping
Pollinator Plus®
Harvestar®
PORT™
are trademarks of Landec Corporation.

LANDEC

INTELLIGENT MATERIALS

Landec Corporation
3603 Haven Avenue
Menlo Park, CA
94025-1010

www.landec.com

